

Enabling a Microelectronic World™

ARS
P.E.
12-31-01

AMKOR TECHNOLOGY, INC.
2001 Annual Report

ENABLING A MICROELECTRONIC WORLD™

Amkor Technology is the world's largest provider of contract semiconductor assembly and test services. Founded in 1968, Amkor pioneered the concept of having a highly focused third party provide assembly and test services to semiconductor manufacturers. By capitalizing on strong outsourcing trends and consistently meeting customer needs, Amkor has enjoyed significant growth over the past three decades.

Today we are a strategic manufacturing partner for more than 300 semiconductor companies and electronics OEMs, providing our customers with the industry's broadest array of microelectronic manufacturing solutions. Amkor's operational base encompasses more than 4.5 million square feet of manufacturing facilities, product development centers, and sales and support offices located in key electronics manufacturing regions in Asia, Europe and the United States.



Semiconductor manufacturing is generally defined in two stages. In the front end, millions of transistors and complex electronic circuitry are deposited onto silicon wafers through a process called wafer fabrication. In the back end, called **packaging, or assembly**, the silicon wafer is cut into individual chips, and each chip is placed in a specially designed environment that allows the chip to properly connect with the system board.

The assembly process is responsible for managing the electrical connections between the very fine pitch of the IC and the larger geometry of the system board. Amkor's industry-leading technology, design, assembly and test capabilities represent critical operational requirements for many of the world's leading semiconductor companies.

LETTER TO SHAREHOLDERS

"The recent downturn has been a time of great opportunity, and we have pressed forward with a growth strategy to position Amkor for long-term success."

We opened last year's Letter to Shareholders by noting that in 2000 we achieved record financial performance. In 2001 the semiconductor industry experienced a downturn that was far more severe than any previous correction in the history of our industry. In past downturns we managed to grow our business on the strength of the overall outsourcing trend. However, the past 18 months were characterized by an extraordinary inventory "bubble" coupled with a worldwide economic slowdown. Under these circumstances it was impossible for Amkor to avert the impact of this unprecedented downturn.



We were dissatisfied with our financial performance in 2001, which reflected the industry downturn together with the high degree of operating leverage inherent in our business. For the year, sales fell to \$1.5 billion from \$2.4 billion in 2000. Excluding the amortization of goodwill and other acquisition related intangibles, the company recorded a net loss of \$317 million, or (\$2.02) per share, compared with a net profit of \$242 million, of \$1.60 per share, in 2000.

One could not ask for a more difficult operating environment, and yet this was a time when we asked a lot from our customers, suppliers, employees and indirectly, our shareholders. During the year we made difficult decisions that reduced our workforce, restricted our compensation and restrained our capital investments in order to optimize our operating flexibility. While the current industry downturn appears to have reached its trough, we continue to operate in a very challenging environment.

But this has also been a time of great opportunity, and during the darkest hours of the downturn we pressed forward with a growth strategy to capitalize on these opportunities and position Amkor for long-term success. We are engaging our employees, customers and suppliers to play an active role in ensuring the success of these growth initiatives, for it is only through the collective contribution of individuals that a company can grow in difficult times.


Amkor
Stacked CSP





"Amkor's growing family of advanced packages is enabling electronics OEMs to create new generations of end products with increasing levels of functionality and performance."

Our growth strategy has three main components:

- Invest in new technologies
- Expand into growth markets
- Strengthen our customer relationships

During the past year we made substantial progress with all elements of this strategy.

New Packaging Technologies

The evolution of semiconductor technology starts with the wafer fabrication process, however it is the responsibility of packaging companies like Amkor to enable these technological advances to reach the system level.

Amkor's growing family of advanced packages is enabling electronics OEMs to create new generations of end products with increasing levels of functionality and performance.

During the year we focused our engineering and product development resources on a variety of advanced packaging solutions, including flip chip, System in Package, *Micro*LeadFrame™, MEMS, vision packaging, chip scale packaging, and others.

Our *Micro*LeadFrame™ package, the smallest of which can fit on the head of a pin, is well suited for wireless applications where cell phone designers are trying to fit more circuitry on a shrinking system board. Our MLF packages offer outstanding cost/performance benefits and are being adopted by a growing number of communications IC companies.

As a leading contract provider of flip chip packaging solutions, Amkor is playing a key role in enabling the use of higher performance semiconductor devices for computing, gaming and communications applications.

Our System in Package business is expanding the use of integrated, system-level solutions for such diverse applications as power amplifiers for cell phones, voltage regulator modules, and multimedia cards for digital storage.

Growth Markets: Japan, Taiwan and China

In January 2001 WE ESTABLISHED A FACTORY IN JAPAN through Amkor Iwate, our landmark venture with Toshiba Corporation's Semiconductor Company, the world's third largest semiconductor manufacturer. This venture is the first wholesale outsourcing of a captive assembly & test factory by a Japanese semiconductor company, and the first year "report card" has been excellent. With 2001 revenues of nearly $200 million, Amkor Iwate represents a key element of our strategy to change the nature of microelectronics assembly and test in Japan.


Amkor
ChipArray

During the summer of 2001 WE EXPANDED OUR PRESENCE IN TAIWAN with the acquisition of Sampo Semiconductor Corporation and Taiwan Semiconductor Technology Corporation. As a result of this expansion, we significantly enhanced our ability to support the growing number of microelectronics companies who are either based in Taiwan or who use Taiwan foundries for wafer fabrication. Amkor is now positioned to offer Taiwan's vibrant microelectronics industry an expansive portfolio of assembly and test solutions.

Last year WE ENTERED CHINA WITH A NEW FACTORY IN SHANGHAI. China represents the world's most rapidly growing microelectronics manufacturing economy and already has surpassed the U.S. as the world's largest market for cellular phones. Our strategic location in Shanghai positions Amkor as a local supply chain partner supporting some of the world's leading communications IC companies and cellular handset manufacturers. The potential business opportunities in China are very large. We have already expanded manufacturing space and are evaluating a large-scale site that could accommodate our operational needs for the next several years.

"Our strategic location in Shanghai positions Amkor as a local supply chain partner supporting some of the world's leading communications IC companies and cellular handset manufacturers."

Strengthening Customer Relationships

Downturns have an odd effect on outsourcing. In the short term, many of our IDM customers took business in-house to better utilize their assembly assets. But at the same time, these customers are looking for longer-term solutions that involve a reduction in their assembly infrastructure. We have been working closely with our customers and are beginning to see the fruits of these discussions.

One example of such an IDM alliance is an agreement we reached in early 2002 with Agilent Technologies. Under the agreement, Agilent will outsource its printer ASIC assembly requirements to Amkor, and we will provide Agilent with a broad range of semiconductor package technology, together with multi-site supply assurance and a vendor-managed inventory program.

As a result of our technology and geographic initiatives, we have expanded our relationships with several customers and developed new associations with a number of leading semiconductor companies in Taiwan, Japan and China. We have also strengthened our relationships with leading electronics OEMs, particularly those involved in the manufacturing of cellular handsets.

"We believe 2002 marks the beginning of a new period of growth for the semiconductor industry, and Amkor is ideally positioned to share in this growth."

Positioned for the Future

We believe 2002 marks the beginning of a new period of growth for the semiconductor industry, and Amkor is ideally positioned to share in this growth. During the past 15 months we've streamlined our organization through a series of actions designed to optimize operating efficiency in the downturn. Our goal is to return Amkor to profitability as quickly as possible, recognizing that cost reduction efforts must not compromise our ability to accommodate future customer demand.


Amkor
Technology

The ongoing evolution of semiconductor technology will continue to drive the need for more advanced packaging solutions, and the growing importance of regional supply chain management will require these solutions providers to have resources in key manufacturing regions. As the world's leading outsourced provider of advanced semiconductor packaging technology, Amkor has both the resources and operational footprint to accommodate our customers as they collectively take the semiconductor industry to new heights.

The more successful we are in raising the standards of excellence in technology and manufacturing, the more critical it is to execute exceptionally well on all fronts. We have entered 2002 with a larger basket of opportunities than ever before. It is totally within our power to successfully capitalize on these opportunities, but it requires commitment and focus. It requires us to remember that Amkor is comprised of a community of more than 20,000 individuals working together toward a common goal.

Sincerely,

James J. Kim
Chairman and Chief
Executive Officer

John N. Boruch
President and Chief
Operating Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-KA

☑ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2001

Commission File Number 000-29472

Amkor Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**23-1722724**
(State of Incorporation)	*(I.R.S. Employer Identification Number)*

1345 Enterprise Drive
West Chester, PA 19380
(610) 431-9600
(Address of principal executive offices and zip code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value
5¾% Convertible Subordinated Notes due 2006
5% Convertible Subordinated Notes due 2007

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked prices of such stock, was approximately $1,255,564,563 as of February 28, 2002.

The number of shares outstanding of each of the issuer's classes of common equity, as of February 28, 2002, was as follows: 163,667,294 shares of Common Stock, $0.001 par value.

Documents Incorporated by Reference: None.

TABLE OF CONTENTS

		Page
PART I		3
Item 1.	Business	3
Item 2.	Properties	15
Item 3.	Legal Proceedings	16
Item 4.	Submission of Matters to a Vote of Security Holders	16
PART II		16
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	16
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	41
Item 8.	Financial Statements and Supplementary Data	42
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	74
PART III		74
Item 10.	Directors, Executive Officers and Control Persons; Compliance with Section 16(a) of the Exchange Act	74
Item 11.	Executive Compensation	78
Item 12.	Security Ownership of Certain Beneficial Owners and Management	82
Item 13.	Certain Relationships and Related Transactions	84
PART IV		85
Item 14.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	85

USE OF CERTAIN TERMS

All references in this annual report to "Amkor," "we," "us," "our" or the "company" are to Amkor Technology, Inc. and its subsidiaries. We refer to the Republic of Korea, which is also commonly known as South Korea, as "Korea." References to "won" are to the currency of Korea.

PART I

Item 1. *Business*

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This business section contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors that May Affect Future Operating Performance" in Item 7 of this annual report. These factors may cause our actual results to differ materially from any forward-looking statement.

OVERVIEW

Amkor is the world's largest subcontractor of semiconductor packaging and test services. The company has built a leading position through:

- one of the industry's broadest offerings of packaging and test services,
- expertise in the development and implementation of packaging and test technology,
- long-standing relationships with customers, including many of the world's leading semiconductor companies, and
- expertise in high-volume manufacturing.

We also market the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by Anam Semiconductor, Inc. (ASI). The semiconductors that we package and test for our customers ultimately become components in electric systems used in communications, computing, consumer, industrial, automotive and military applications. Our customers include, among others, Agere Systems, Inc., Atmel Corporation, Intel Corporation, LSI Logic Corporation, Motorola, Inc., Philips Electronics N.V., ST Microelectronics PTE, Sony Semiconductor Corporation, Texas Instruments, Inc. and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete from time to time with many of our vertically integrated customers, who may decide to outsource or not outsource certain of their packaging and test requirements.

Packaging and test are an integral part of the semiconductor manufacturing process. Semiconductor manufacturing begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating individual chips on the wafers. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, the fabricated semiconductor chips are separated from the wafer, attached to a substrate and encased in a protective environment to provide optimal electrical and thermal performance. Increasingly, packages are custom designed for specific chips and specific end-market applications.

INDUSTRY BACKGROUND

Semiconductor devices are the essential building blocks used in most electronic products. As semiconductor devices have evolved, there have been three important consequences: (1) an increase in demand for computers and related products due to declining prices for such products, (2) the proliferation of semiconductor devices into diverse end products such as consumer electronics, communications equipment and automotive systems and (3) an increase in the number of semiconductor devices in electronic products.

Trends Toward Outsourcing

Historically, semiconductor companies packaged semiconductors primarily in their own factories and relied on subcontract providers to handle overflow volume. In recent years, semiconductor companies have increasingly outsourced their packaging and testing to subcontract providers for the following reasons:

Subcontract providers have developed expertise in advanced packaging technologies.

Semiconductor companies are facing ever-increasing demands for miniaturization, higher lead counts and improved thermal and electrical performance in semiconductor devices. As a result of this trend, many semiconductor companies view packaging as an enabling technology requiring sophisticated expertise and technological innovation. However, they have had difficulty developing the necessary capabilities with their internal resources and are relying on subcontract providers of packaging and test services as a key source of new package designs.

Subcontract providers can offer shorter time to market for new products because their resources are dedicated to packaging and test solutions.

We believe that semiconductor companies are seeking to shorten the time to market for their new products and that having the right packaging technology and capacity in place is a critical factor in reducing delays for these companies.

Semiconductor companies frequently do not have sufficient time to develop their packaging and test capabilities or the equipment and expertise to implement new packaging technology in volume. For this reason, semiconductor companies are leveraging the resources and capabilities of subcontract packaging and test companies to deliver their new products to market more quickly.

Many semiconductor manufacturers do not have the economies of scale to offset the significant costs of building packaging and test factories.

Semiconductor packaging is a complex process requiring substantial investment in specialized equipment and factories. As a result of the large capital investment required, this manufacturing equipment must operate at a high capacity level for an extended period of time to be cost effective. Shorter product life cycles, faster introductions of new products and the need to update or replace packaging equipment to accommodate new products have made it more difficult for semiconductor companies to sustain high levels of capacity utilization. Subcontract providers of packaging and test services, on the other hand, can use equipment at high utilization levels over a longer period of time for a broad range of customers, effectively extending the life of the equipment.

The availability of high quality packaging and testing from subcontractors allows semiconductor manufacturers to focus their resources on semiconductor design and wafer fabrication rather than semiconductor packaging and testing.

As the cost to build a new wafer fabrication facility has increased to over $1 billion, semiconductor companies are choosing to focus their capital resources on core wafer fabrication activities. The availability of high quality packaging and testing from subcontractors allows semiconductor manufacturers to focus their resources on semiconductor design and wafer fabrication rather than semiconductor packaging and testing.

There is a growing number of semiconductor companies without factories, known as "fabless" companies, that outsource all of the manufacturing of their semiconductor designs.

Fabless semiconductor companies focus exclusively on the semiconductor design process and outsource virtually every significant step of the semiconductor manufacturing process. We believe that fabless semiconductor companies will continue to be a significant driver of growth in the subcontract packaging and test industry.

These outsourcing trends, combined with the growth in the number of semiconductor devices being produced and sold, are increasing demand for subcontracted packaging and test services. Today, nearly all of the world's major semiconductor companies use packaging and test service subcontractors for at least a portion, if not all, of their packaging and test needs.

Certain of the same forces driving the growth of subcontracted packaging and testing are also driving demand for subcontracted wafer fabrication services. Many semiconductor companies are outsourcing some or all of their wafer fabrication needs because the cost to build new wafer foundries has been rising steadily. This is particularly true for newer, smaller geometry technologies which cannot be produced in many semiconductor companies' existing wafer foundries. As the demand for semiconductor devices with smaller geometries increases, we believe semiconductor companies will increasingly utilize subcontractors for wafer fabrication.

COMPETITIVE STRENGTHS

We believe our competitive strengths include the following:

Leading Industry Position

We are the world's largest subcontractor of semiconductor packaging and test services. We have increased our revenues and built our leading position through:

- one of the industry's broadest offerings of packaging and test services,
- expertise in the development and implementation of packaging and test technology,
- long-standing relationships with our customers, and
- advanced manufacturing capabilities.

Broad Offering of Packaging and Test Services

With more than 1,000 different package types, we offer one of the semiconductor industry's broadest lines of packaging services. We provide customers with a wide array of packaging alternatives including mature leadframe packages and newer advanced leadframe and laminate packages. We also offer an extensive line of services to test digital logic, analog and mixed signal semiconductor devices. We believe that the breadth of our packaging and test services is important to customers seeking to reduce the number of their suppliers.

Leading Technology Innovator

We believe that we are one of the leading providers of advanced semiconductor packaging and test solutions. We have designed and developed state-of-the-art thin package formats and laminate packages including our PowerQuad®, *Super*BGA®, *fle*XBGA® and ChipArray® BGA packages. To maintain our leading industry position, we have approximately 330 employees engaged in research and development focusing on the design and development of new semiconductor packaging and test technology. We work closely with customers and technology partners to develop new and innovative package designs.

Long-Standing Relationships With Prominent Semiconductor Companies

Our customer base consists of more than 300 companies, including most of the world's largest semiconductor companies. Over the last three decades we, with our predecessor companies, have developed long-standing relationships with many of our customers.

Advanced Manufacturing Capabilities

We believe that our company's manufacturing excellence has been a key factor in our success in attracting and retaining customers. We have worked with our customers and our suppliers to develop proprietary process technologies to enhance our existing manufacturing capabilities. These efforts have directly resulted in reduced time to market, increased quality and lower manufacturing costs. We believe our manufacturing cycle times are among the fastest available from any subcontractor of packaging and test services.

COMPETITIVE DISADVANTAGES

You should be aware that our competitive strengths may be diminished or eliminated due to certain challenges faced by our company and which our principal competitors may not face, including the following:

- High Leverage and Restrictive Covenants — Our substantial indebtedness could materially restrict our operations and adversely affect our financial condition.
- Risks Associated With International Operations — We depend on our factories in the Philippines, Korea, Japan, Taiwan and China. Many of our customers' operations are also located outside of the U.S. To the extent political or economic instability occurs in any of these regions, our operations could be harmed.
- Difficulties Integrating Acquisitions — We face challenges as we integrate new and diverse operations and try to attract qualified employees to support our expansion plans.

In addition, we and our competitors face a variety of operational and industry risks inherent to the industry in which we operate. For a complete discussion of risks associated with our business, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors that May Affect Future Operating Performance" in Item 7 of this annual report.

STRATEGY

To build upon our leading industry position and to remain the preferred subcontractor of semiconductor packaging and test services, we are pursuing the following strategies:

Capitalize on Outsourcing Trend

The Company believes that while the outsourcing trend has been impacted during the present industry downturn, there remains a long-term trend towards more outsourcing on the part of semiconductor companies. During the downturn, we believe that many vertically integrated semiconductor companies increased the use of their in-house packaging and test capabilities in order to minimize the impact of significant excess internal capacity that resulted from sharply lowered demand. At the same time, however, there are examples where vertically integrated semiconductor companies have accelerated their use of outsourcing during this downturn. In January 2001, the Company commenced a venture with Toshiba Corporation, in which Toshiba outsourced an entire packaging and test factory to the venture, which is 60% owned by the Company. The Company also reached agreement with Agilent Technologies, whereby Agilent has ceased the packaging and testing of certain package types for its semiconductor devices used in printers, and is now using the Company as the exclusive provider of packaging and test services for these package types. We intend to continue to capitalize on the expected growth in the outsourcing of semiconductor packaging and test services. We believe semiconductor companies will increasingly outsource packaging and test services to companies who can provide advanced technology and high-quality, high-volume manufacturing expertise.

Leverage Scale and Scope of Packaging and Test Capabilities

We are committed to expanding both the scale of our operations and the scope of our packaging and test services. We believe that our scale and scope allow us to provide cost-effective solutions to our customers in the following ways:

- We have the capacity to absorb large orders and accommodate quick turn-around times;
- We use our size and industry position to obtain low pricing on materials and manufacturing equipment; and

- We offer an industry-leading breadth of packaging and test services and can serve as a single source for many of our customers.

Maintain Our Technology Leadership

We intend to continue to develop leading-edge packaging technologies. We believe that our focus on research and product development will enable us to enter new markets early, capture market share and promote the adoption of our new package designs as industry standards. We seek to enhance our in-house research and development capabilities through the following activities:

- We are collaborating with customers to gain access to technology roadmaps for the next generation of semiconductor designs;

- We are collaborating with companies, such as Toshiba Corporation, Ericsson Corporation and Nokia Group to design new packages that function with the next generation of electronic products; and

- We are implementing new package designs by entering into technology alliances and by licensing leading-edge designs from others. For example, we have entered into a strategic alliance with Sharp Corporation to promote chip scale packaging with *fle*XBGA®. We have licensed from Tessera, Inc. their μBGA® design. We have also licensed "flip-chip" package technology from LSI Logic Corporation and wafer bumping technology from Flip Chip Technologies and Unitive Technologies. In general, these license agreements are non-exclusive, royalty-bearing arrangements with terms extending to various dates between 2008 and 2011.

Provide An Integrated, Turnkey Solution

We are able to provide a complete turnkey solution comprised of semiconductor wafer fabrication, packaging and test services. We believe that this will enable customers to achieve faster time to market for new products and improved cycle times.

Strengthen Customer Relationships

We intend to further develop our long-standing customer relationships. We believe that because of today's shortened technology life cycles, integrated communications are crucial to speed time to market. We have customer support personnel located near the facilities of major customers and in acknowledged technology centers. These support personnel work closely with customers to plan production for existing packages as well as to develop requirements for the next generation of packaging technology. In addition, we are implementing direct electronic links with our customers to enhance communication and facilitate the flow of real-time engineering data and order information.

Pursue Strategic Acquisitions

We are evaluating candidates for strategic acquisitions and joint ventures to strengthen our core business and expand our geographic reach. We believe that there are many opportunities to acquire the in-house packaging operations of our customers and competitors. To the extent we acquire operations of our customers, we intend to structure any such acquisition to include long-term supply contracts with those customers. In addition, we intend to enter new markets near clusters of wafer foundries, which are large sources of demand for packaging and test services.

PACKAGING AND TEST SERVICES

Packaging Services

We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. Our packages are divided into three families: traditional leadframe, advanced leadframe and laminate, as described below.

In response to the increasing demands of today's high-performance electronic products, semiconductor packages have evolved from traditional leadframe packages and now include advanced leadframe, and laminate formats. The differentiating characteristics of these package formats include (1) the size of the package, (2) the number of electrical connections the package can support (3) the thermal and electrical characteristics of the package, and (4) , in the case of our System-in-Package family of laminate packages, the integration of multiple active and passive components in a single package.

As semiconductor devices increase in complexity, they often require a larger number of electrical connections. Leadframe packages are so named because they connect the electronic circuitry on the semiconductor device to the system board through leads on the perimeter of the package. Our laminate products, typically called ball grid array or BGA, use balls on the bottom of the package to create the electrical connections. This array format, which can support larger numbers of electrical connections, has become widely adopted since it was introduced in the mid-1990's.

Evolving semiconductor technology has allowed designers to increase the level of performance and functionality in portable and handheld electronics products, and this has led to the development of smaller package sizes. In leading-edge packages, the size of the package is reduced to approximately the size of the individual chip itself, in a process known as chip scale packaging.

The following table sets forth by product type, for the periods indicated, the amount of our packaging and test net revenues in millions of dollars and the percentage of such net revenues:

	Year Ended December 31,					
	2001		2000		1999	
	(Dollars in millions)					
Traditional leadframe	$ 450	33.7%	$ 648	32.2%	$ 560	34.6%
Advanced leadframe	294	22.0	508	25.3	412	25.5
Laminate	444	33.2	720	35.8	561	34.7
Test and other	149	11.1	134	6.7	84	5.2
Total packaging and test net revenues	$1,337	100.0%	$2,010	100.0%	$1,617	100.0%

In addition, we had $181 million, $378 million and $293 million of net revenues from wafer fabrication services in 2001, 2000 and 1999, respectively.

Traditional Leadframe Packages

Traditional leadframe packages are the most widely used package family and are characterized by a chip encapsulated in a plastic mold compound with metal leads on the perimeter. This package family has evolved from a design where the leads are plugged into holes on the circuit board to a design where the leads are soldered to the surface of the circuit board. We offer a wide range of lead counts and body sizes to satisfy variations in the size of customers' semiconductor devices. Continuous engineering and customization has reduced the footprint of the package on the circuit board and improved the electrical performance of the package. In addition, we have designed package types to dissipate the heat generated by high-powered semiconductor devices. Such "power" designs are advancements on our small outline package (SOP) and metric quad flat package (MQFP) and are called PowerSOP® and PowerQuad®.

Advanced Leadframe Packages

Our advanced leadframe packages are similar in design to our traditional leadframe packages. However, the advanced leadframe packages generally are thinner and smaller, have more leads and have advanced thermal and electrical characteristics.

The thin small outline packages (TSOPs), thin shrink small outline packages (TSSOPs), and shrink small outline packages (SSOPs) are smaller than our traditional small outline integrated circuit (SOIC) package. The thin quad flat package (TQFP) is a smaller version of the metric quad flat package (MQFP). We also offer power versions of these package types to dissipate heat generated by high-powered semiconductor devices. We plan to continue to develop increasingly smaller versions of these packages to keep pace with continually shrinking semiconductor device sizes and demand for miniaturization of portable electronic products.

One of our newest package offerings is the *Micro*LeadFrame™, a family of "leadless" advanced leadframe packages that is particularly well suited for RF and wireless applications. Our smallest MicroLeadFrame package is only 2mm square and can fit on the head of a pin.

Laminate Packages

The laminate family employs the ball grid array design which utilizes a plastic or tape laminate substrate rather than a leadframe substrate and places the electrical connections on the bottom of the package rather than around the perimeter.

The ball grid array format was developed to address the need for higher lead counts required by advanced semiconductor devices. As the number of leads surrounding the package increased, packagers increased the proximity of the leads to one another in an attempt to maintain the size of the package. The nearness of one lead to another resulted in electrical shorting problems, and required the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the high number of leads.

The ball grid array format solved this problem by effectively creating leads on the bottom of the package in the form of small bumps or balls. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads. For the highest lead count devices, the ball grid array configuration can be manufactured less expensively and requires less delicate handling at installation.

Our first package format in this family was the plastic ball grid array (PBGA). We have subsequently designed or licensed additional ball grid array package formats that have superior performance characteristics and features that enable low-cost, high-volume manufacturing. These new laminate products include:

- *Super*BGA®, which includes a copper layer to dissipate heat and is designed for low-profile, high-power applications;
- µBGA®, which is designed to be approximately the same size as the chip and uses a thinner tape substrate rather than a plastic laminate substrate; and
- ChipArray® BGA, in which the package is only 1.5 mm larger than the chip itself.

ChipArray® BGA, Tape *Super*BGA®, TapeArray™ BGA and Wafer Level Package are extensions of other ball grid array packages that further reduce package size and increase manufacturing efficiency.

Test Services

We also provide our customers with services to test the specifications of semiconductor devices. We have the capability to test digital logic, analog and mixed signal products. Although test services were performed on only 16%, 17% and 17% of the total units shipped in 2001, 2000 and 1999, respectively, we believe that our ability to provide both packaging and test services at the same location provides us with a competitive advantage.

System in Package (SiP)

To capitalize on an increasing customer demand for multi-chip modules, we created our "System in Package" (SiP) business unit. A SiP module is an integrated solution that uses both advanced packaging and traditional surface mount techniques to enable the combination of otherwise incompatible technologies in a single, highly reliable laminate-based package. By integrating various system elements into a single-function block, the SiP module delivers space and power efficiency, high performance, and lower production costs. SiP technology has been utilized in manufacturing of wireless technology, memory cards and sensors.

WAFER FABRICATION SERVICES

In January 1998, we entered into a supply agreement with ASI to market wafer fabrication services provided by ASI's semiconductor wafer fabrication facility. Using 0.35 micron, 0.25 micron and 0.18 micron complementary metal oxide silicon ("CMOS") process technology provided by Texas Instruments pursuant to technology assistance agreements with ASI, this facility currently has a capacity to produce 28,000 eight-inch wafers per month. The wafer fabrication facility primarily manufactures digital signal processors ("DSPs"), application-specific integrated circuits ("ASICs") and other logic devices, which are found in many advanced electronic products.

We plan to continue to focus our semiconductor technology development efforts to serve the high-performance digital logic market. However, as technological capability evolved and the need for new CMOS designs arose, we added embedded memory and special analog functionality to our core CMOS technology. We provide complete turnkey solutions comprised of wafer fabrication, packaging and test services. We believe this turnkey solution enables our customers to achieve faster time to market for new products and reduce manufacturing costs.

Agreements With ASI and Texas Instruments

Under the 1998 Manufacturing and Purchase Agreement between our company and Texas Instruments (as amended on July 1, 2000), Texas Instruments agreed to purchase from us at least 40%, and under certain circumstances had the right to purchase 70%, of ASI's wafer fabrication facility's capacity. From time to time, Texas Instruments has failed to meet its minimum purchase obligations, and we cannot assure you that Texas Instruments will meet its purchase obligations in the future. As a result of the weakness in the semiconductor industry, Texas Instruments' demand for the output of ASI's wafer fabrication facility decreased significantly in 2001 and they failed to meet minimum purchase obligations. Texas Instruments made certain concessions to us to partially mitigate this shortfall in demand.

The Manufacturing and Purchase Agreement between Texas Instruments and our company was amended again on December 31, 2001. This most recent amendment is among Texas Instruments, ASI and Amkor and relates both to matters covered by the prior Manufacturing and Purchase Agreement as well as matters covered by the most recent technical assistance agreement between Texas Instruments and ASI. Pursuant to the newly amended Manufacturing and Purchase Agreement, we agreed to modify Texas Instruments' purchase obligation to 40% of ASI's wafer fabrication facility's capacity in the quarter ending March 31, 2002, 30% of such capacity in the quarter ending June 30, 2002, and 20% of such capacity in each subsequent quarter. Texas Instruments has agreed to increase its purchases to at least 40% of such capacity if a new technical assistance agreement covering advanced wafer fabrication technology is entered into among ASI, Amkor and Texas Instruments prior to December 31, 2002. A failure by Texas Instruments to purchase the required minimum quantities of wafers under the prior Manufacturing and Purchase Agreement and the newly amended Manufacturing and Purchase Agreement constitutes a breach of each Agreement, although there is no specific financial or penalty assessable against Texas Instruments under the prior or the newly amended Agreement for any such failure. In addition, the amended Manufacturing and Purchase Agreement also transfers high voltage Linear BiCMOS technology to ASI's wafer fabrication facility. We anticipate that this linear BiCMOS process technology will be used primarily for customers other than Texas Instruments at this time.

The Manufacturing and Purchasing Agreement and related technical assistance agreements terminate on December 31, 2007, unless they have been previously terminated. The agreements may be terminated upon, among other things: (1) the consent of ASI, Texas Instruments and the company; (2) a material breach by ASI, Texas Instruments or the company; (3) the failure of ASI or the company to protect Texas Instruments' intellectual property; or (4) the parties' failure to enter into a new technical assistance agreement by December 31, 2002.

If the parties fail to enter into a new technical assistance agreement by December 31, 2002, then any party may give the other notice of termination. This notice will, among other things, result in the amended Manufacturing and Purchasing Agreement and the technology assistance agreements terminating two years after such notice. During such two-year period, Texas Instruments will only be obligated to purchase a minimum of 20% of the ASI wafer fabrication facility's capacity. In addition, even if the parties were to enter into a new technical assistance agreement, that agreement would provide that if ASI is not able to enter into production using the advanced wafer fabrication technology licensed under that agreement, the Manufacturing and Purchasing Agreement is terminable by any party as discussed above over a two year period beginning on December 31, 2002.

In order for the Manufacturing and Purchasing Agreement and the technology assistance agreements to continue until December 31, 2007, Amkor, ASI and Texas Instruments would have to enter into a new technology assistance agreement by December 31, 2002. However, the advanced wafer fabrication technology that would be licensed under this agreement would require ASI either to (i) invest in excess of $400 million to refurbish its existing manufacturing facility, requiring the shutdown of part or all of its existing facility during the period of refurbishment, or (ii) obtain access to a new or existing manufacturing facility owned by a third party that could support the advanced technology. A third option for ASI would be to build and equip a new manufacturing facility, but this option would require substantially greater capital investment by ASI than the other options. We cannot be certain that Amkor and ASI will be able to negotiate successfully a new technical assistance agreement with Texas Instruments. Moreover, we believe that it will be extremely difficult for ASI to finance, acquire and equip the necessary manufacturing facility to deploy the advanced wafer fabrication technology that would be transferred by Texas Instruments. In the event the Manufacturing and Purchasing Agreement and the technology assistance agreements with Texas Instruments were to be terminated, we cannot be certain what the nature of Amkor's and ASI's business relationship, if any, would be with Texas Instruments. If Texas Instruments were to significantly reduce or terminate its purchase of ASI's wafer fabrication services, our wafer fabrication business would be seriously harmed. However, we have maintained a strong historical relationship with Texas Instrument and we currently expect that in the event new manufacturing and technology assistance agreements could not be entered into by December 31, 2002, Texas Instruments would negotiate a new relationship with our company and continue to use our company's wafer fabrications services for a significant portion of its outsourced wafer fabrication needs.

Under the existing technical assistance agreements between Texas Instruments and ASI, ASI has a license to use certain wafer fabrication-related trade secrets of Texas Instruments for non-Texas Instruments' products. In the event that the Manufacturing and Purchase Agreement is terminated, this license will also terminate. At such time, it would be necessary for ASI to negotiate a new license agreement with Texas Instruments relating to its trade secrets, or ASI would not be able to continue its wafer fabrication operations as currently practiced. This would have the result of shutting down the wafer fabrication business of ASI and Amkor unless and until alternative technology arrangements could be made and implemented at ASI's wafer manufacturing facility.

RESEARCH AND DEVELOPMENT

Our research and development efforts focus on developing new package designs and improving the efficiency and capabilities of our existing production processes. We believe that technology development is one of the key success factors in the semiconductor packaging and test market and believe that we have a distinct advantage in this area. Our research and development efforts support our customers needs for smaller packages and increased functionality. We continue to invest our research and development resources to continue the development of our Flip Chip interconnection solutions, our System-in-Package technology, that uses both advanced packaging and traditional surface mount techniques to enable the combination of technologies in a single chip, and our Chip Scale packages that are nearly the size of the semiconductor die.

As of December 31, 2001, we employ approximately 330 persons in research and development activities. In addition, we involve management and operations personnel in research and development activities. In 2001, 2000 and 1999, we spent $38.8 million, $26.1 million and $11.4 million, respectively, on research and development. We expect to continue to invest in research and development.

We intend to continue to develop leading-edge packaging technologies. We believe that our focus on research and product development will enable us to enter new markets early, capture market share and promote the adoption of our new package designs as industry standards. We seek to enhance our in-house research and development capability through the following activities:

- We are collaborating with customers to gain access to technology roadmaps for the next generation of semiconductor designs;
- We are collaborating with companies, such as Toshiba Corporation, Ericsson Corporation and Nokia Group to design new packages that function with the next generation of electronic products; and
- We are implementing new package designs by entering into technology alliances and by licensing leading-edge designs from others. For example, we have entered into a strategic alliance with Sharp Corporation to promote chip scale packaging with *fle*XBGA®. We have licensed from Tessera, Inc. their öeXBGA® design. We have also licensed "flip-chip" package technology from LSI Logic Corporation and wafer bumping technology from Flip Chip Technologies and Unitive Technologies. In general, these license agreements are non-exclusive, royalty-bearing arrangements with terms extending to various dates between 2008 and 2011.

MARKETING AND SALES

We sell our packaging and test services and wafer fabrication services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or near a concentration of several of our customers. Our office locations include sites in the U.S. (Austin, Texas; Boise, Idaho; Boston, Massachusetts; Chandler, Arizona; Dallas, Texas; Greensboro, North Carolina; Santa Clara, California; and West Chester, Pennsylvania), France, Singapore, Taiwan, the Philippines, Japan and Korea. We have historically derived a majority of our net revenues from U.S.-based customers.

To provide comprehensive sales and customer service, we assign each of our customers a direct team consisting of an account manager, a technical program manager and one or more customer support representatives. We also typically support our largest multinational customers from multiple offices.

The direct teams are closely supported by an extended staff of product managers, process and reliability engineers, marketing and advertising specialists, information systems technicians and factory personnel. Together, these direct and extended teams deliver an array of services to our customers. These services include: (1) providing information and expert advice on packaging solutions and trends, (2) managing the start-up of specific packaging and test programs, (3) providing a continuous flow of information to the customers regarding products and programs in process and (4) researching and helping to resolve technical and logistical issues.

We are implementing direct electronic links with our customers to enhance communication and facilitate the flow of real-time engineering data and order information. These links connect our customers to our sales and marketing personnel worldwide and to our factories.

CUSTOMERS

As of February 28, 2002, we had more than 300 customers, and our customers include many of the largest semiconductor companies in the world. The table below lists our top 50 customers in 2001 based on revenues:

Adaptec, Inc.
Advanced Micro Devices, Inc.
Agere Technologies, Inc.
Agilent Technologies
Alcatel Mietec
Altera Corporation
American Micro Systems, Inc.
Analog Devices, Inc.
Atmel Corporation
Austria Mikro Systeme
Broadcome Corporation
Cirrus Logic
Conexant
Displaytech Inc.
ESS Technology Inc.
Fairchild Semiconductor Corporation
Hynix Semiconductor
IC Works Inc.

Infineon Technologies AG
Integrated Circuit Systems, Inc.
Integrated Device Technology, Inc.
Intel Corporation
International Business Machines Corp.
International Rectifier
Intersil Corporation
Lattice Semiconductor Corporation
LSI Logic Corporation
Macronix International Corporation
Maxim Integrated Circuits
Mediatek Inc.
Microchip Technology Inc.
Motorola, Inc.
National Semiconductor Corp.
NEC Corporation Ltd.
ON Semiconductor
PMC — Sierra Inc.
Philips Electronics
R.F. Micro Devices
Robert Bosch GmbH
SEC — ONYANG
Silicon Laboratories
Sony Semiconductor Corporation
ST Microelectronics PTE
Standard Microsystems
Texas Instruments, Inc.
Toshiba
Via Technologies, Inc.
Xilinx, Inc.
Zarlink Semiconductor
Zilog Electronics

We derive substantially all of our wafer fabrication revenues from Texas Instruments (TI). Total net revenues derived from TI accounted for 10.2%, 14.1% and 16.5% of net revenues in 2001, 2000 and 1999, respectively. Intel Corporation, accounted for approximately 14.1% of net revenues in 1999. Revenues for services provided to Intel for 2001 and 2000 did not exceed 10%. With the commencement of operations of Amkor Iwate and the acquisition of a packaging and test facility from Toshiba, total net revenues derived from Toshiba accounted for 14.3% of our consolidated net revenues for 2001.

MATERIALS AND EQUIPMENT

Our packaging operations depend upon obtaining adequate supplies of materials and equipment on a timely basis. The principal materials used in our packaging process are leadframes or laminate substrates, gold wire and molding compound. We purchase materials based on customer orders, and our customers are generally responsible for any unused materials in excess of the quantity that they indicated that they would need.

We work closely with our primary material suppliers to insure that materials are available and delivered on time. Moreover, we also negotiate worldwide pricing agreements with our major suppliers to take advantage of the scale of our operations. We are not dependent on any one supplier for a substantial portion of our material requirements.

Our packaging operations and our expansion plans also depend on obtaining adequate supplies of manufacturing equipment on a timely basis. We work closely with major equipment suppliers to insure that equipment is delivered on time and that the equipment meets our stringent performance specifications.

For a discussion of additional risks associated with our materials and equipment suppliers, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors that May Affect Future Operating Performance" in Item 7 of this annual report.

ENVIRONMENTAL MATTERS

The semiconductor packaging process uses chemicals and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign manufacturing facilities, we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. Federal, state and local regulations in the United States, as well as environmental regulations internationally, impose various controls on the storage, handling, discharge and disposal of chemicals used in our manufacturing processes and on the factories we occupy.

We have been engaged in a continuing program to assure compliance with federal, state and local environmental laws and regulations. We do not expect capital expenditures or other costs attributable to compliance with environmental laws and regulations to have a material adverse effect on our business, results of operations or financial condition.

For a discussion of additional risks associated with the environmental issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors that May Affect Future Operating Performance — Environmental Regulations" in Item 7 of this annual report.

COMPETITION

The subcontracted semiconductor packaging and test market is very competitive. An industry analyst estimates our company along with our 12 principal competitors accounted for approximately 89.5% of the outsourced packaging and test market.

We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities. These companies include Advanced Semiconductor Engineering, Inc., ASE Test Limited, ASAT Ltd., ChipPAC Incorporated, Oriental Semiconductor Engineering, ST Assembly and Test Services, and Siliconware Precision Industries Co., Ltd. Such companies have also established relationships with many large semiconductor companies that are current or potential customers of our company. On a larger scale, we also compete with the internal semiconductor packaging and test capabilities of many of our customers.

The principal elements of competition in the subcontracted semiconductor packaging market include: (1) breadth of package offering, (2) technical competence, (3) new package design and implementation, (4) manufacturing yields, (5) manufacturing cycle times, (6) customer service and (7) price. We believe that we generally compete favorably with respect to each of these factors.

The subcontracted wafer fabrication business is also highly competitive. Our wafer fabrication services compete primarily with other semiconductor wafer fabrication subcontractors, including those of Chartered Semiconductor Manufacturing, Inc., Taiwan Semiconductor Manufacturing Company, Ltd. and United Microelectronics Corporation. Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been operating for some time. We also expect to compete with device manufacturers that provide semiconductor wafer fabrication facility services for other semiconductor companies, such as LG Semicon Co., Ltd., Hitachi, Ltd., Toshiba Corp. and Winbond Electronics Corporation. Each of these semiconductor wafer foundries, and many of these companies have also established relationships with many large semiconductor companies that are current or potential customers of our company.

The principal elements of competition in the wafer fabrication facility market include: (1) technical competence, (2) new semiconductor wafer design and implementation, (3) manufacturing yields, (4) manufacturing cycle times, (5) customer service and (6) price. As with the subcontracted semiconductor packaging market, we believe that we generally compete favorably with respect to each of these factors.

INTELLECTUAL PROPERTY

As of February 2002, we held 121 U.S. patents, and we had 257 pending patents and we were preparing an additional 20 patent applications for filing. In addition to the U.S. patents we held 440 patents in foreign jurisdictions. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications. In addition, any patents we obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us. We also enter into agreements with other developers of packaging technology to license or otherwise obtain certain process or packaging technologies.

We may need to enforce our patents or other intellectual property rights or to defend our company against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. If we fail to obtain necessary licenses or if we face litigation relating to patent infringement or other intellectual property matters, our business could suffer.

Although we are not currently a party to any material litigation, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes a valid claim against our company or ASI, our company or ASI could be required to: (1) discontinue the use of certain processes, (2) cease the manufacture, use, import and sale of infringing products, (3) pay substantial damages, (4) develop non-infringing technologies or (5) acquire licenses to the technology we had allegedly infringed. Our business, financial condition and results of operations could be materially and adversely affected by any of these negative developments.

EMPLOYEES

As of December 31, 2001, we had approximately 21,600 full-time employees. Of these employees, 17,770 were engaged in manufacturing, 2,400 were engaged in manufacturing support, 330 were engaged in research and development, 280 were engaged in marketing and sales and 820 were engaged in finance, business management and administration. We believe that our relations with our employees are good. We have never experienced a work stoppage in any of our factories. Our employees in the U.S., the Philippines, Taiwan and China are not represented by a collective bargaining unit. Certain members of our factories in Korea and Japan are members of a union, and all employees at these factories are subject to collective bargaining agreements.

Item 2. *Properties*

We provide packaging and test services through our factories in Korea, Philippines, Taiwan, China and Japan. We also source wafer fabrication services from ASI's semiconductor wafer fabrication facility located in Korea pursuant to a supply agreement. In addition, we have a research and development facility at our Chandler, Arizona site.

We believe that total quality management is a vital component of our advanced manufacturing capabilities. We have established a comprehensive quality operating system designed to: (1) promote continuous improvements in our products and (2) maximize manufacturing yields at high volume production without sacrificing the highest quality standards. The majority of our factories are ISO9001, ISO9002, ISO14001, QS9000 and SAC Level I certified. Additionally, as we acquire or construct additional factories we commence the quality certification process to meet the certification standards of our existing facilities. We believe that many of our customers prefer to purchase from quality certified suppliers. In addition to providing world-class manufacturing services, our factories in the Philippines and Korea provide purchasing, engineering and customer service support.

The size, location, and manufacturing services provided by each of our company's and ASI's factories, are set forth in the table below.

Location	Approximate Factory Size (Square Feet)	Services
Our Factories		
Korea		
Seoul, Korea (K1)	670,000	Packaging services
		Package and process development
Pucheon, Korea (K2)	271,000	Packaging services
Pupyong, Korea (K3)	428,000	Packaging and test services
Kwangju, Korea (K4)	779,000	Packaging and test services

Location	Approximate Factory Size (Square Feet)	Services
Philippines		
Muntinlupa, Philippines (P1)	547,000	Packaging and test services
		Packaging and process development
Muntinlupa, Philippines (P2)	112,000	Packaging services
Province of Laguna, Philippines (P3)	406,000	Packaging and test services
Province of Laguna, Philippines (P4)	200,000	Test services
Taiwan		
Lung Tan, Taiwan (T1)	275,000	Packaging and test services
Linkou, Taiwan (T2)	80,000	Packaging services
China		
Shanghai, China	145,000	Packaging and test services
Japan		
Kitakami, Japan	142,000	Packaging and test services
Asi's Factory		
Pucheon, Korea	480,000	Wafer fabrication services

Our operational headquarters is located in Chandler, Arizona, and our administrative headquarters is located in West Chester, Pennsylvania. In addition to an executive staff, the Chandler, Arizona campus houses: (1) sales and customer service for the southwest region, (2) product management planning and marketing and (3) a 121,000 square foot center for technical design and research and development. The West Chester location houses finance and accounting, legal, and information systems, and serves as a satellite sales office for our eastern sales region.

Item 3. *Legal Proceedings*

In the ordinary course of business we may be involved in legal proceedings from time to time. As of the date of this annual report, there are no material proceedings pending against us.

Item 4. *Submission of Matters to a Vote of Security Holders*

There were no matters submitted to a vote of security holders during the fourth fiscal quarter of the fiscal year ended December 31, 2001.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock is traded on the Nasdaq National Market under the symbol "AMKR." Public trading of the common stock began on May 1, 1998. Prior to that, there was no public market for our common stock.

The following table sets forth, for the periods indicated, the high and low sale price per share of our common stock as quoted on the Nasdaq National Market.

	High	Low
2001		
First Quarter	$23.6250	$14.6250
Second Quarter	25.0000	14.8750
Third Quarter	22.4800	10.5200
Fourth Quarter	18.0200	9.4200
2000		
First Quarter	$64.5625	$24.6875
Second Quarter	61.6250	29.1875
Third Quarter	38.8125	22.3750
Fourth Quarter	26.3750	12.0000

There were approximately 379 holders of record as of February 28, 2002 of our common stock.

DIVIDEND POLICY

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our secured bank debt agreements and the indentures governing our senior, senior subordinated and convertible subordinated notes restrict our ability to pay dividends.

RECENT SALES OF UNREGISTERED SECURITIES

None.

Item 6. *Selected Financial Data*

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We have derived the selected historical consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2001 from our consolidated financial statements. You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, included elsewhere in this annual report.

The summary consolidated financial data below reflects the following transactions on a historical basis (i) our 1999 acquisition of K4 from ASI for $582.0 million together with its related financing, (ii) our 2000 acquisitions of K1, K2 and K3 from ASI for $950.0 million and equity investment in ASI of $459.0 million together with the related financing for the acquisitions and investment and (iii) our 2001 acquisitions of Amkor Iwate Corporation, Sampo Semiconductor Corporation and Taiwan Semiconductor Technology Corporation (a prior equity investment). We have presented the gains and losses from the disposal of fixed assets as a separate line item above operating income. Previously reported amounts have been reclassified from other (income) expense to conform with the current presentation.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Income Statement Data:					
Net revenues	$1,517,862	$2,387,294	$1,909,972	$1,567,983	$1,455,761
Cost of revenues — including purchases from ASI	1,448,064	1,782,158	1,560,816	1,307,150	1,242,669
Gross profit	69,798	605,136	349,156	260,833	213,092
Operating expenses:					
Selling, general and administrative	200,218	192,623	144,538	118,392	103,021
Research and development	38,786	26,057	11,436	8,251	8,525
Loss (gain) on disposal of fixed assets	14,515	1,355	1,805	1,837	(239)
Amortization of goodwill and other acquired intangibles	84,962	63,080	17,105	1,454	705
Total operating expenses	338,481	283,115	174,884	129,934	112,012
Operating income (loss)	(268,683)	322,021	174,272	130,899	101,080
Other (income) expense:					
Interest expense, net	164,064	119,840	45,364	18,005	32,241
Foreign currency (gain) loss	872	4,812	308	4,493	(835)
Other (income) expense, net(a)	(3,669)	(60)	23,312	7,666	8,668
Total other expense	161,267	124,592	68,984	30,164	40,074
Income (loss) before income taxes, equity in income (loss) of investees and minority interest	(429,950)	197,429	105,288	100,735	61,006
Provision (benefit) for income taxes(b)	(81,691)	22,285	26,600	24,716	7,078
Equity in income (loss) of investees(c)	(100,706)	(20,991)	(1,969)	—	(17,291)
Minority interest(d)	(1,896)	—	—	(559)	6,644
Net income (loss)(b)	$ (450,861)	$ 154,153	$ 76,719	$ 75,460	$ 43,281
Basic net income (loss) per common share	$ (2.87)	$ 1.06	$ 0.64	$ 0.71	$ 0.52
Diluted net income (loss) per common share	$ (2.87)	$ 1.02	$ 0.63	$ 0.70	$ 0.52

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Pro Forma Data (Unaudited)(b):					
Historical income before income taxes, equity in income (loss) of ASI and minority interest				$ 100,735	$ 61,006
Pro forma provision for income taxes				29,216	10,691
Pro forma income before equity in income (loss) of investees and minority interest				71,519	50,315
Historical equity in income (loss) of investees				—	(17,291)
Historical minority interest				559	(6,644)
Pro forma net income				$ 70,960	$ 39,668
Basic pro forma net income per common share				$ 0.67	$ 0.48
Diluted pro forma net income per common share				$ 0.66	$ 0.48
Shares used in computing basic pro forma net income per common share	157,111	145,806	119,341	106,221	82,610
Shares used in computing pro forma diluted net income per common share	157,111	153,223	135,067	116,596	82,610
Other Financial Data:					
Depreciation and amortization including debt issue costs	$ 465,083	$ 332,909	$ 180,332	$ 119,239	$ 81,864
Capital expenditures	158,700	480,074	242,390	107,889	178,990

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 200,057	$ 93,517	$ 98,045	$ 227,587	$ 90,917
Short term investments	—	—	136,595	1,000	2,521
Working capital (deficit)	160,856	102,586	194,352	191,383	(38,219)
Total assets	3,223,318	3,393,284	1,755,089	1,003,597	855,592
Total long-term debt	1,771,453	1,585,536	687,456	221,846	346,710
Total debt, including short-term borrowings and current portion of long-term debt	1,826,268	1,659,122	693,921	260,503	514,027
Stockholders' equity	1,008,717	1,314,834	737,741	490,361	90,875

(a) In 1999 we recognized a pre-tax loss of $17.4 million as a result of the early conversion of $153.6 million principal amount of our 5¾% convertible subordinate notes due 2003.

(b) Prior to our reorganization in April 1998, our predecessor, Amkor Electronics, Inc. ("AEI"), elected to be taxed as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. As a result AEI did not recognize any provision for federal income tax expense during the periods presented. The pro forma provision for income taxes reflects the U.S. federal income taxes that would have been recorded if AEI had been a C Corporation during these periods.

(c) In 1997, we recognized a loss of $17.3 million resulting principally from the impairment of value of our prior investment in ASI, which we sold in February 1998.

(d) In 2001, minority interest reflects Toshiba's 40% ownership interest in Amkor Iwate in Japan as well as shares that we did not acquire in connection with our two acquisitions in Taiwan. In 1997, minority interest reflects ASI's 40% interest in the earnings of Amkor/Anam Pilipinas, Inc. ("AAP"), one of our subsidiaries in the Philippines. We purchased ASI's interest in AAP with a portion of the proceeds from our initial public offering in May 1998.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements within the meaning of the federal securities laws, including but not limited to statements regarding: (1) the anticipated trends in and condition of the semiconductor industry, (2) the anticipated growth in the market for our products, (3) our anticipated capital expenditures and financing needs, (4) our expected capacity utilization rates, (5) our belief as to our future operating performance, (6) statements regarding the future of our relationship with ASI and (7) other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following discussion as well as in "Risk Factors that May Affect Future Operating Performance" and "Business." The following discussion provides information and analysis of our results of operations for the three years ended December 31, 2001 and our liquidity and capital resources. You should read the following discussion in conjunction with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and the related notes, included elsewhere in this annual report.

Amkor is the world's largest subcontractor of semiconductor packaging and test services. The company has built a leading position through:

- one of the industry's broadest offerings of packaging and test services,
- expertise in the development and implementation of packaging and test technology,
- long-standing relationships with customers, including many of the world's leading semiconductor companies, and
- expertise in high-volume manufacturing.

We also market the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by Anam Semiconductor, Inc. (ASI). The semiconductors that we package and test for our customers ultimately become components in electric systems used in communications, computing, consumer, industrial, automotive and military applications. Our customers include, among others, Agere Systems, Inc., Atmel Corporation, Intel Corporation, LSI Logic Corporation, Motorola, Inc., Philips Electronics N.V., ST Microelectronics PTE, Sony Semiconductor Corporation, Texas Instruments, Inc. and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete from time to time with many of our vertically integrated customers, who may decide to outsource or not outsource certain of their packaging and test requirements.

Our business is tied to market conditions in the semiconductor industry, which is highly cyclical. Based on industry estimates, from 1978 through 2001, there were 11 years when semiconductor industry growth was 10% or less and 13 years when growth was 19% or greater. The historical trends in the semiconductor industry are not necessarily indicative of the results of any future period. The strength of the semiconductor industry is dependent primarily upon the strength of the computer and communications systems markets. Since 1970, the semiconductor industry declined in 1975, 1985, 1996, 1998 and most recently beginning in the fourth quarter of 2000 and continuing through 2001. The weakness in the semiconductor industry caused an estimated decline of 32% for 2001. Industry analysts are forecasting little or no growth for 2002. Our customers have reduced their forecasts as a result of the broad weakness in the semiconductor industry, uncertainty about end market demand, and excess inventory across the semiconductor industry supply chain. Although we have noted some recent improvement in our customers' forecasted demand, the significant uncertainty throughout the industry is hindering the visibility throughout the supply chain and that lack of visibility makes it difficult to forecast the recovery of the semiconductor industry. The weaker demand is expected to continue to adversely impact our results into 2002, however, we expect to return to profitability in 2002.

During the current industry downturn, our business strategy has been to move forward with geographic diversification, invest in next-generation technology, and enhance our financial flexibility. We commenced operations in Japan in connection with our venture with Toshiba, constructed an assembly and test facility in China and consummated two acquisitions in Taiwan.

We continue to evaluate additional acquisition and investment opportunities. Although we have significantly reduced our capital expenditure plans, we are committed to investing in new technologies primarily to support the development of our Flip Chip, System-in-Package and high-end BGA capabilities. We raised $500.0 million of 9.25% senior notes due 2008 and $250.0 million of 5.75% convertible subordinated notes due 2006. Of the combined net proceeds of $733.0 million, we used $509.5 million to repay amortizing term loans. The balance of the net proceeds supports our expansion efforts and general corporate and working capital purposes. During November 2001 we used $125 million of our cash to prepay amounts outstanding under our Term B loans. Our cash and cash equivalent balance as of December 31, 2001 was $200.1 million.

During the second half of the year ended December 31, 2000, we significantly increased our operating costs to service the demand we were experiencing and expecting. Beginning in 2001, we implemented numerous cost reduction initiatives as a significant part of our financial strategy to partially mitigate the impact of the industry downturn on our results of operations and cash flows. Our cost reduction efforts included reducing our worldwide headcount, reducing compensation levels, shortening work schedules, improving factory efficiencies, negotiating cost reductions with our vendors and closing non-critical manufacturing support facilities. We reduced our headcount in the Philippines and Korea by over 3,000 employees or 14% from the employment levels at December 31, 2000. Labor costs in the Philippines and Korea were reduced by $14.8 million or 27% for the three months ended December 31, 2001 as compared with the three months ended December 31, 2000. We reduced our administrative headcount, excluding the effects of acquisitions, by 22% from the employment levels at December 31, 2000. Additionally, we estimate that for the three months ended December 31, 2001 we reduced our U.S. based administrative overhead by an estimated $9 million as compared with the three months December 31, 2000.

Prices for packaging and test services and wafer fabrication services have declined over time. Historically we have been able to partially offset the effect of price declines by successfully developing and marketing new packages with higher prices, such as advanced leadframe and laminate packages, negotiating lower prices with our material vendors, and driving engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. We cannot assure you that we will be able to offset any such price declines in the future.

The weakness in the semiconductor industry adversely affected the demand for the wafer output from ASI's foundry. Beginning in the fourth quarter of 2000 and throughout 2001, demand for wafers deteriorated significantly. Historically we derived a substantial portion of our wafer fabrication service revenues from Texas Instruments. Wafers sales to Texas Instruments for 2001 decreased 52.8% as compared with 2000. Although we have noted significant recent improvement in our customers' forecasted demand, we expect our wafer fabrication services results and ASI's operating results will continue to be adversely impacted into 2002, however, recovery is expected by the end of 2002. ASI's results also impact us through our recording of our share of their results in accordance with the equity method of accounting.

Overview of Our Historical Results

Our Historical Relationship with ASI and the Financial Impact of Our Acquisition of K1, K2 and K3 and Investment in ASI on Our Results of Operations

Historically we performed packaging and test services at our factories in the Philippines and subcontracted for additional services with ASI which operated four packaging and test facilities in Korea. In the fourth quarter of 1998 ASI's business had been severely affected by the economic crisis in Korea. ASI was part of the Korean financial restructuring program known as the "Workout" program beginning in October

1998. The Workout program was the result of an accord among Korean financial institutions to assist in the restructuring of Korean business enterprises. The process involved negotiation between the related banks and ASI, and did not involve the judicial system. The Workout process restructured the terms of ASI's significant bank debt. Although ASI's operations continued uninterrupted during the process, it caused concern among our customers should the company lose access to ASI's services. As a result, we decided to acquire ASI's packaging and test operations to ensure continued access to the manufacturing services previously provided by ASI. During the course of negotiations for the purchase of the packaging and test operations, both ASI management and the bank group presented a counter-proposal whereby, in addition to the purchase of the packaging and test operations, we would also make an equity investment in ASI. The bank group and ASI management proposed this structure because they believed the equity investment would reflect a level of commitment from us to continue our ongoing business relationship with ASI after the sale of its packaging and test operations to Amkor.

In May 1999, we acquired K4, one of ASI's packaging and test facilities, and in May 2000 we acquired ASI's remaining packaging and test facilities, K1, K2 and K3. With the completion of our acquisition of K1, K2 and K3, we no longer depend upon ASI for packaging or test services, but we continue to market ASI's wafer fabrication services. In May 2000 we made a commitment to a $459.0 million equity investment in ASI, and fulfilled this commitment in installments taking place over the course of 2000. In connection with the May 2000 transactions with ASI, we obtained independent appraisals to support the value and purchase price of the each the packaging and test operations and the equity investment. As of December 31, 2001, we had invested a total of $500.6 million in ASI including an equity investment of $41.6 million made in October 1999. We owned as of December 31, 2001 42% of the outstanding voting stock of ASI and report ASI's results in our financial statements through the equity method of accounting.

There was not a significant change in our revenues as a result of the acquisitions, because we historically sold substantially all of the output of those facilities. Our gross margins on sales of services performed by ASI were set in accordance with supply agreements with ASI and were generally lower than our gross margins of services performed by our factories in the Philippines. Effective with our May 2000 acquisition of K1, K2 and K3, we no longer pay service charges to ASI for packaging and test services. Our gross margins were favorably impacted by the termination of the supply agreement, but such favorable impact was partially offset by the additional operating costs that were previously borne by ASI and the amortization of goodwill and acquired intangibles.

Our interest expense increased due to the total debt we incurred to finance the $950.0 million acquisition of K1, K2 and K3 and our $459.0 million investment in ASI. Our overall effective tax rate decreased due to a 100% tax holiday for seven years, with an anticipated expiration in 2006, on K1, K2 and K3's results of operations. Upon the expiration of the 100% tax holiday, we will have a 50% tax holiday for three additional years.

Financial Impact of Our Venture with Toshiba Corporation

As of January 1, 2001, Amkor Iwate Corporation commenced operations with the acquisition of a packaging and test facility at a Toshiba factory located in the Iwate prefecture in Japan. Amkor Iwate provides packaging and test services principally to Toshiba's Iwate factory under a long-term supply agreement terminating two years subsequent to our acquisition of Toshiba's ownership interest in Amkor Iwate. We currently own 60% of Amkor Iwate and Toshiba owns the balance of the outstanding shares. Within three years we are required to purchase the remaining 40% of the outstanding shares of Amkor Iwate from Toshiba. The share purchase price will be determined based on the performance of the venture during the three-year period but cannot be less than 1 billion Japanese yen and cannot exceed 4 billion Japanese yen ($7.6 million to $30.4 million based on the spot exchange rate at December 31, 2001).

The results of Amkor Iwate have been included in the accompanying consolidated financial statements since January 2001. Our revenues increased as a result of the packaging and test services performed by Amkor Iwate for Toshiba under the supply agreement. Gross margins as a percentage of net revenues were negatively impacted given the terms of the supply agreement provide for gross margins lower than our historical gross margins on services performed by our other factories. Operating expenses increased as a result of the additional administrative expenses incurred by Amkor Iwate and the amortization of $21.9 million of goodwill and acquired intangibles. Interest expense increased as a result of the debt incurred to finance the purchase of the packaging and test assets from Toshiba.

Financial Impact of Our Acquisitions of Taiwan Semiconductor Technology Corporation and Sampo Semiconductor Corporation

In July 2001, we acquired, in separate transactions, Taiwan Semiconductor Technology Corporation (TSTC) and Sampo Semiconductor Corporation (SSC) in Taiwan. The results of TSTC and Sampo have been included in the accompanying consolidated financial statements since the acquisition dates. Our results of operations were not significantly impacted by these acquisitions. In accordance with the new accounting standards related to purchase business combinations and goodwill, we recorded intangible assets, principally goodwill, of $23.8 million as of the acquisition date that is nonamortizable.

Results of Operations

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
Net revenues	100.0%	100.0%	100.0%
Gross profit	4.6	25.3	18.3
Operating income (loss)	(17.7)	13.5	9.1
Income (loss) before income taxes, equity in income (loss) of investees and minority interest	(28.3)	8.3	5.5
Net income (loss)	(29.7)	6.5	4.0

Year ended December 31, 2001 Compared to Year ended December 31, 2000

Net Revenues. Net revenues decreased $869.4 million, or 36.4%, to $1,517.9 million in 2001 from $2,387.3 million in 2000. Packaging and test net revenues decreased 33.5% to $1,336.7 million in 2001 from $2,009.7 million in 2000. Wafer fabrication net revenues decreased 52.0% to $181.2 million in 2001 from $377.6 million in 2000.

The decrease in packaging and test net revenues, excluding the impact of acquisitions, was primarily attributable to a 37.3% decrease in overall unit volumes in 2001 compared to 2000. This overall unit volume decrease was driven by a 34.6% unit volume decrease for advanced leadframe and laminate packages and a 39.4% decrease in our traditional leadframe business as a result of a broad based decrease in demand for semiconductors. Average selling prices across all product lines eroded by approximately 13.9% for 2001 as compared to 2000. Partially offsetting the decrease in overall unit volumes and average selling price erosion was the benefit of $231.0 million in net revenues related to acquisitions which were completed since January 1, 2001.

The decrease in wafer fabrication net revenues was primarily attributed to a 52.8% decrease in sales to Texas Instruments in 2001 as compared with 2000. Texas Instruments' demand for our services declined as a result of the utilization of excess inventory supply and a decline in end market demand for cellular phones.

Gross Profit. Gross profit decreased $535.3 million, or 88.5%, to $69.8 million in 2001 from $605.1 in 2000. Our cost of revenues consists principally of costs of materials, labor and depreciation. Because a substantial portion of our costs at our factories is fixed, significant increases or decreases in capacity utilization rates have a significant effect on our gross profit. As a result of our May 2000 acquisition of K1, K2 and K3 and our 2001 acquisitions in Japan and Taiwan, we substantially increased our fixed costs.

Gross margins as a percentage of net revenues decreased 81.8% to 4.6% of net revenues in 2001 as compared to 25.3% of net revenues in 2000 principally as a result the following:

- Decreasing unit volumes in 2001 at our factories in Korea and the Philippines that caused an approximate 41% decline in gross margins as a result of the factories' substantial fixed and labor costs to be distributed over a smaller revenue base. This decline in gross margins is net of the benefit of our 2001 cost reduction initiatives to reduce labor and other factory overhead costs.

- Average selling price erosion across our product lines caused an estimated 39% decline in gross margins.

- Our acquisitions in 2001 contributed approximately 10% to the decline in gross margin. This is principally attributed to the long-term supply agreement between Amkor Iwate and Toshiba, which provides for packaging and test services to be performed on a cost plus basis which produces a resulting gross margin less than our historical margins in 2000.

- The negative impacts on gross margins were partially offset by the benefit of stable gross margins with respect to our wafer fabrication services as compared to 2000.

As a result of the decline in the semiconductor industry and the reductions of our customers' forecasted demand, our provision for excess and obsolete inventory increased $7.9 million to a total provision of $17.9 million in 2001 as compared to $10.0 million in 2000. During 2001, we wrote-off and contemporaneously disposed of $10.6 million of inventory. In general we order raw materials based on the customers' forecasted demand and we do not maintain any finished goods inventory. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendors require that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or being able to use the inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production it is written-off and disposed.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.6 million, or 3.9%, to $200.2 million, or 13.2% of net revenues, in 2001 from $192.6 million, or 8.1% of net revenues, in 2000. The increase in these costs was due to:

- Increased costs of $16.0 million related to the acquisitions in Japan and Taiwan, the commencement of operations in China and the increased staffing of our Japanese sales force;

- An overall decrease of $6.6 million in our factories in Korea and the Philippines as a result of our cost reduction initiatives in the first and second quarters of 2001 that were partially offset by the increased selling, general and administrative costs assumed in connection our May 2000 acquisition of K1, K2 and K3; and

- Decreased costs of $1.8 million principally related our U.S. based administrative overhead cost reduction initiatives in the first and second quarters of 2001.

Research and Development. Research and development expenses increased $12.7 million to $38.8 million, or 2.6% of net revenues, in 2001 from $26.1 million, or 1.1% of net revenues, in 2000. Increased research and development expenses resulted from the acquisition of the packaging and test research and development group within ASI related to the K1, K2 and K3 transaction. Our research and development efforts support our customers' needs for smaller packages and increased functionality. We continue to invest our research and development resources to continue the development of our Flip Chip interconnection solutions, our System-in-Package technology, that uses both advanced packaging and traditional surface mount techniques to enable the combination of technologies in a single package, and our Chip Scale packages that are nearly the size of the semiconductor die.

Amortization of Goodwill and Other Acquired Intangibles. Amortization of goodwill and other acquired intangibles increased $21.9 million to $85.0 million from $63.1 million in 2000 principally as a result of our May 2000 acquisition of K1, K2 and K3 and to a lesser extent our January 2001 acquisition of Amkor Iwate.

Loss on Disposal of Fixed Assets. Loss on disposal of fixed assets increased $13.1 million to $14.5 million from $1.4 million in 2000 principally as a result of the disposition of production equipment and construction materials in Korea.

Other (Income) Expense. Other expenses, net increased $36.8 million, to $161.3 million, or 10.8% of net revenues, in 2001 from $124.5 million, or 5.2% of net revenues, in 2000. The net increase in other expenses was primarily a result of a net increase in interest expense of $44.3 million. The increased interest expense resulted from the financing related to our May 2000 acquisition of K1, K2 and K3 and our investment in ASI and our 2001 financing activities which are more fully detailed in our discussion of "Liquidity and Capital Resources." Net interest expense for 2001 also included $13.4 million of unamortized deferred debt issuance costs expensed in connection with the repayment in February, May and November 2001 of term loans outstanding under our secured bank facility and the reduction of the revolving line of credit commitment. Other expenses were favorably impacted by a change in foreign currency gains and losses of $3.9 million for 2001 as compared with the corresponding period in the prior year.

Provision (Benefit) for Income Taxes. Our effective tax rate in 2001 and 2000 was (19.0%) and 11.3%, respectively. The change in the effective tax rate in 2001 was due to operating losses in jurisdictions for which there is no offsetting tax benefit from tax holidays as well as operating losses in jurisdictions with higher corporate income tax rates. The tax returns for open years are subject to changes upon final examination. Changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws and regulations could result in increased effective tax rates for us in the future.

Equity in Loss of Investees. Our earnings included our share of losses in our equity affiliates, principally ASI, in 2001 of $65.2 million compared to our share of their income in 2000 of $3.9 million. Our earnings also included the amortization of the excess of the cost of our investment above of our share of the underlying net assets of $35.5 million and $24.9 million in 2001 and 2000, respectively. Our investment in ASI increased to 42% as of October 2000 from 40% as of September 2000, 38% as of May 2000 and 18% as of October 1999.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Revenues. Net revenues increased $477.3 million, or 25.0%, to $2,387.3 million in 2000 from $1,910.0 million in 1999. Packaging and test net revenues increased 24.3% to $2,009.7 million in 2000 from $1,617.2 million in 1999. Wafer fabrication net revenues increased to $377.6 million in 2000 from $292.7 million in 1999.

The increase in packaging and test net revenues was primarily attributable to a significant increase in unit volumes. Overall unit volume increased approximately 30.3% in 2000 compared to 1999. This overall unit volume increase was driven by a 30.2% unit volume increase for advanced and laminate packages as a result of a broad based demand for such packages. Unit volumes in our traditional lead frame business increased 20.0%. In addition, changes in the mix of products we are selling, to more advanced and laminate packages, also provided an offset to overall price erosion. Offsetting the growth in unit volumes and favorable changes in product mix was an erosion of the average selling prices across all product lines of approximately 7% for 2000 as compared to 1999. In addition, we believe revenues for the first half of 2000 were adversely effected by advanced wafer capacity limitations at some of our customer locations, a wafer production shift by one of our largest customers and the loss of business in our P3 factory due to a laminate contamination issue all of which occurred in the second quarter of 2000.

The increase in wafer fabrication net revenues represents the expanded capacity of ASI's wafer fabrication facility from 18,000 wafers per month at the end of 1999 to 26,600 wafers per month by the end of 2000. The capacity utilization of ASI's wafer foundry was approximately 47% in December 2000 as compared with a capacity utilization of approximately 89% for all of 2000.

Gross Profit. Gross profit increased $256.0 million, or 73.3%, to $605.1 million, or 25.3% of net revenues, in 2000 from $349.2 million, or 18.3% of net revenues, in 1999.

Gross margins were positively impacted by:

- Increasing unit volumes in 2000, which permitted better absorption of our factories' substantial fixed costs, resulting in a lower manufacturing cost per unit and improved gross margins; and
- Improved gross margin on revenues from the output of K1, K2 and K3 following our acquisition in May 2000 and the benefit of a full year of improved margin on revenues from the output of K4 following our May 1999 acquisition of K4.

The positive impact on gross margins was partially offset by:

- Average selling price erosion across our product lines; and
- Significant levels of capacity expansion and new product line introductions in the Philippines and Korea that have a tendency to lower the gross margins until a base level of customers are qualified.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $48.1 million, or 33.3%, to $192.6 million, or 8.1% of net revenues, in 2000 from $144.5 million, or 7.6% of net revenues, in 1999. The increase in these costs was due to:

- Increased costs related to our Korean factories primarily as a result of the assumption of the general and administrative expenses of K1, K2 and K3 following our acquisition in May 2000 as well as the assumption of a full year or such expenses for K4 which was acquired in May 1999; and
- Increased headcount and related personnel costs within our sales, engineering support and System-in-Package groups.

Research and Development. Research and development expenses increased $14.6 million to $26.1 million, or 1.1% of net revenues, in 2000 from $11.4 million, or 0.6% of net revenues, in 1999. Increased research and development expenses resulted from increased headcount and general development activities, primarily the expansion of our Chandler, Arizona-based research facility and the acquisition of the packaging and test research and development group within ASI related to the K1, K2 and K3 transaction. Our research and development efforts support our customers needs for smaller packages and increased functionality. We continue to invest our research and development resources to continue the development of our Flip Chip interconnection solutions, our System-in-Package technology, that uses both advanced packaging and traditional surface mount techniques to enable the combination of technologies in a single chip, and our Chip Scale packages that are nearly the size of the semiconductor die.

Amortization of Goodwill and Other Acquired Intangibles. Amortization of goodwill and other acquired intangibles increased $46.0 million to $63.1 million from $17.1 million in 1999. Increased amortization expense is a result of our May 2000 acquisition of K1, K2 and K3.

Other (Income) Expense. Other expenses increased $55.6 million, to $124.6 million, or 5.2% of net revenues, in 2000 from $69.0 million, or 3.6% of net revenues, in 1999. The net increase in other expenses was primarily a result of an increase in interest expense of $74.5 million. The increased interest expense resulted from the issuance of $258.8 million of convertible subordinated notes, $750.0 million of secured bank debt and an additional draw of $50.0 million from the revolving credit line to fund our May 2000 acquisition of K1, K2 and K3 and our investment in ASI. Additionally, the increased interest expense resulted from having a full year of interest expense in 2000 related to the May 1999 issuance of senior and senior subordinated notes to fund the K4 acquisition. During the fourth quarter of 1999 and continuing into 2000, we completed an early conversion of a portion of the debt outstanding under the 5.75% convertible subordinated notes due May 2003. Other expenses in 2000 and 1999 included a $0.3 million and $17.4 million non-cash charge, respectively, associated with the early conversion of that debt. Other expenses were favorably impacted by a savings of $3.1 million in accounts receivable securitization charges as a result of the termination of the agreement at the end of March 2000.

Income Taxes. Our effective tax rate in 2000 and 1999 was 11.3% and 25.3%, respectively. The decrease in the effective tax rate in 2000 was due to the higher operating profits at our factories that operate with tax holidays. The tax returns for open years are subject to changes upon final examination. Changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws and regulations could result in increased effective tax rates for us in the future.

Equity in Loss of Investees. Our earnings included equity in income of ASI in 2000 and 1999 of $4.9 million and $0.5 million, respectively, excluding the amortization of the excess of the cost of our investment above of our share of the underlying net assets of $24.9 million and $2.2 million in 2000 and 1999, respectively. Our investment in ASI increased to 42% as of October 2000 from 40% as of September 2000, 38% as of May 2000 and 18% as of October 1999.

Quarterly Results

The following table sets forth our unaudited consolidated financial data, including as a percentage of our net revenues, for the last eight fiscal quarters ended December 31, 2001. Our results of operations have varied and may continue to vary from quarter to quarter and are not necessarily indicative of the results of any future period. The results of the 2001 acquisitions of Amkor Iwate Corporation, Sampo Semiconductor Corporation and the consolidated results of Taiwan Semiconductor Technology Corporation (a prior equity investment) are included in the consolidated financial data from the date of the acquisitions. Also, the results of K1, K2 and K3 packaging and test factories acquired from ASI in May 2000 are included in the consolidated financial data from the date of the acquisition.

We believe that we have included in the amounts stated below all necessary adjustments, consisting only of normal recurring adjustments, for a fair presentation of our selected quarterly data. You should read our selected quarterly data in conjunction with our consolidated financial statements and the related notes, included elsewhere in this annual report.

Our net revenues, gross profit and operating income are generally lower in the first quarter of the year as compared to the fourth quarter of the preceding year primarily due to the combined effect of holidays in the U.S. and Asia. Semiconductor companies in the U.S. generally reduce their production during the holidays at the end of December which results in a significant decrease in orders for packaging and test services during the first two weeks of January. In addition, we typically close our factories in the Philippines for holidays in January, and we and ASI close our factories in Korea for holidays in February.

We have presented the gains and losses from the disposal of fixed assets as a separate line item above operating income. Previously reported amounts have been reclassified from other (income) expense to conform with the current presentation.

	Quarter Ended							
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
	(In thousands except per share data)							
Net revenues	$ 352,354	$ 334,716	$ 350,169	$480,623	$636,871	$648,576	$547,036	$554,811
Cost of revenues — including purchases from ASI	360,713	346,355	342,158	398,838	465,419	469,518	407,441	439,780
Gross profit	(8,359)	(11,639)	8,011	81,785	171,452	179,058	139,595	115,031
Operating expenses:								
Selling, general and administrative	47,012	47,847	51,365	53,994	53,759	50,083	46,884	41,897
Research and development	10,365	9,784	8,135	10,502	8,976	8,838	4,872	3,371
Loss on disposal of assets	9,861	3,132	398	1,124	—	343	665	347
Amortization of goodwill and other acquired intangibles	21,263	21,214	20,573	21,912	20,925	20,353	15,440	6,362
Total operating expenses	88,501	81,977	80,471	87,532	83,660	79,617	67,861	51,977
Operating income (loss)	$ (96,860)	$ (93,616)	$ (72,460)	$ (5,747)	$ 87,792	$ 99,441	$ 71,734	$ 63,054
Net income (loss)	$(136,612)	$(128,744)	$(116,291)	$(69,214)	$ 40,890	$ 45,171	$ 30,936	$ 37,156
Basic net income (loss) per common share	$ (0.85)	$ (0.80)	$ (0.76)	$ (0.45)	$ 0.27	$ 0.30	$ 0.21	$ 0.28
Diluted net income (loss) per common share	$ (0.85)	$ (0.80)	$ (0.76)	$ (0.45)	$ 0.26	$ 0.28	$ 0.20	$ 0.27

	Quarter Ended							
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues — including purchases from ASI	102.4	103.5	97.7	83.0	73.1	72.4	74.5	79.3
Gross profit	(2.4)	(3.5)	2.3	17.0	26.9	27.6	25.5	20.7
Operating expenses:								
Selling, general and administrative	13.3	14.3	14.7	11.2	8.4	7.7	8.6	7.6
Research and development	2.9	2.9	2.3	2.2	1.4	1.4	0.9	0.6
Loss on disposal of assets	2.8	0.9	0.1	0.2	—	0.1	0.1	0.1
Amortization of goodwill and other acquired intangibles	6.1	6.4	5.9	4.6	3.3	3.1	2.8	1.0
Total operating expenses	25.1	24.5	23.0	18.2	13.1	12.3	12.4	9.3
Operating income (loss)	(27.5)%	(28.0)%	(20.7)%	(1.2)%	13.8%	15.3%	13.1%	11.4%
Net income (loss)	(38.8)%	(38.5)%	(33.2)%	(14.4)%	6.4%	7.0%	5.7%	6.7%

Liquidity and Capital Resources

The continued weakness in demand in 2001 for packaging, test and wafer fabrication services adversely affected our results and cash flows from operations. Although we have noted a modest improvement in our customers' forecasted demand, we expect that our results and cash flows from operations will continue to be adversely impacted into 2002, however, we expect to return to profitability in 2002. We have undertaken, and may continue to undertake, a variety of measures to reduce our operating costs including reducing our worldwide headcount, reducing compensation levels, shortening work schedules, improving factory efficiencies, negotiating cost reductions with our vendors and closing non-critical manufacturing facilities. Our ongoing primary cash needs are for debt service, principally interest, equipment purchases, and working capital. Additionally, we may require cash to consummate business combinations to diversify our geographic operations and expand our customer base.

As a result of the adverse impact on our cash flows caused by the decline in demand for our products and services, net cash provided by operating activities for the three months ended March 31, 2001, June 30, 2001, September 30, 2001 and December 31, 2001 were $73.2 million, $61.0 million, $16.2 million and $10.1 million, respectively. Comparatively, the net cash provided by operating activities for the three months ended March 31, 2000, June 30, 2000, September 30, 2000 and December 31, 2000 were $70.1 million, $89.1 million, $120.8 million and $93.8 million, respectively. Net cash used in investing activities during the year ended December 31, 2001 and 2000 was $168.2 million and $1,744.3 million, respectively. Net cash provided by financing activities during the year ended December 31, 2001 and 2000 was $114.7 million and $1,365.9 million, respectively. Cash and cash equivalents balance as of December 31, 2001 was $200.1 million, and we have $100 million available from our revolving line of credit.

The reduced levels of operating cash flow required us to renegotiate our existing bank debt covenants. In March 2001, June 2001 and September 2001, we amended the financial covenants associated with the secured bank facilities. In connection with the September 2001 amendment, the revolving line of credit was reduced from a $200 million commitment to $100 million, the interest rate on the Term B loans was increased from LIBOR plus 3% to LIBOR plus 4% and we prepaid $125 million of the Term B loans in November 2001 from cash on hand. If the weakness in the semiconductor industry and for our services continues, we can not give assurance that we will be able to remain in compliance with our financial covenants. In the event of default, we may not be able to cure the default or obtain a waiver, and our operations could be significantly disrupted and harmed. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.

During this industry downturn, our business strategy has been in part to enhance our financial flexibility. We raised $500.0 million of 9.25% senior notes due 2008 and $250.0 million of 5.75% convertible subordinated notes due 2006. Of the combined net proceeds of $733.0 million, we used $509.5 million to repay amortizing term loans. The balance of the net proceeds supports our expansion efforts and general corporate and working capital purposes. In May 2001 holders of the 5.75% convertible subordinated notes due May 2003, as a result of our intent to redeem, converted $50.2 million of their notes into 3.7 million shares of our common stock. We now have, and for the foreseeable future will continue to have, a significant amount of indebtedness. As of December 31, 2001, we had a total of $1,826.3 million debt and had available to us a $100.0 million revolving line of credit under which no amounts were drawn. Our indebtedness requires us to dedicate a substantial portion of our cash flow from operations to service payments on our debt principally interest. For the year ended December 31, 2001, interest expense payable in cash was $152.1 million.

As a result of the current business conditions, we have significantly reduced our capital expenditure plans. We expect to spend up to $100.0 million in total capital expenditures in 2002 primarily to support the development of our Flip Chip, System-in-Package and high-end BGA capabilities. Our secured bank facility restricts our future capital expenditures to $25.0 million per quarter for five quarters beginning with the quarter ending December 31, 2001. During the year ended December 31, 2001, 2000 and 1999, we made capital expenditures of $158.7 million, $480.1 million and $242.4 million, respectively.

Our business strategy during the current industry downturn and previously has been to diversify our operations geographically. In July 2001, we acquired, in separate transactions, Taiwan Semiconductor Technology Corporation (TSTC) and Sampo Semiconductor Corporation (SSC) in Taiwan. The combined purchase price was paid with the issuance of 4.9 million shares of our common stock valued at $87.9 million, the assumption of $34.8 million of debt and $3.7 million of cash consideration, net of acquired cash. In connection with earn-out provisions that provided for additional purchase price based in part on the results of the acquisitions, we issued an additional 1.8 million shares in January 2002. In January 2001, Amkor Iwate Corporation commenced operations and acquired from Toshiba a packaging and test facility located in the Iwate prefecture in Japan financed by a short-term note payable to Toshiba of $21.1 million and $47.0 million in other financing from a Toshiba affiliate. We currently own 60% of Amkor Iwate and Toshiba owns 40% of the outstanding shares which within three years we are required to purchase. The share purchase price will be determined based on the performance of the joint venture during the three-year period but cannot be less than 1 billion Japanese yen and cannot exceed 4 billion Japanese yen ($7.6 million to $30.4 million based on the spot exchange rate at December 31, 2001). In May 2000 we completed our purchase of ASI's remaining three packaging and test factories, known as K1, K2 and K3 for a purchase price of $950.0 million. In connection with our acquisition of K1, K2 and K3 we made an additional equity investment in ASI of $459.0 million.

We believe that our existing cash balances, available credit lines, cash flow from operations and available equipment lease financing will be sufficient to meet our projected capital expenditures, debt service, working capital and other cash requirements for at least the next twelve months. We may require capital sooner than currently expected. We cannot assure you that additional financing will be available when we need it or, if available, that it will be available on satisfactory terms. In addition, the terms of the secured bank facility, senior notes and senior subordinated notes significantly reduce our ability to incur additional debt. Failure to obtain any such required additional financing could have a material adverse effect on our company.

A summary of our contractual commitments as of December 31, 2001 are as follows:

	Year Ending December 31,				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Total debt, including capital lease obligations	$1,826,268	$54,815	$ 90,609	$719,913	$ 960,931
Operating lease obligations	116,189	18,137	22,547	14,635	60,870
Total contractual obligations	$1,942,457	$72,952	$113,156	$734,548	$1,021,801

We have a $100.0 million revolving line of credit through March 2005 of which the entire balance was available as of December 31, 2001. In addition, as stated above, we are required to purchased Toshiba's ownership interest in Amkor Iwate by January 1, 2004 at a purchase price that will be determined based on the performance of the joint venture during the three-year period but cannot be less than 1 billion Japanese yen and cannot exceed 4 billion Japanese yen ($7.6 million to $30.4 million based on the spot exchange rate at December 31, 2001).

Critical Accounting Policies

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. We have identified the policies below as critical to our business operations and the understanding of our results of operations. A summary of our significant accounting policies used in the preparation of our consolidated financial statements appears in Note 1 of the notes to the consolidated financial statements. Our preparation of this annual report on Form 10-K requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition and Risk of Loss. Revenues from packaging semiconductors and performing test services are recognized upon shipment or completion of the services. Our company does not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. We record wafer fabrication services revenues upon shipment of completed wafers. Such policies are consistent with provisions in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Provision for Income Taxes. We operate in and file income tax returns in various U.S. and non-U.S. jurisdictions, which are subject to examination by tax authorities. Our tax returns have been examined through 1994 in the Philippines and through 1996 in the U.S. The tax returns for open years in all jurisdictions in which we do business are subject to changes upon examination. We believe that we have estimated and provided adequate accruals for the probable additional taxes and related interest expense that may ultimately result from examinations related to our transfer pricing and local attribution of income resulting from significant intercompany transactions, including ownership and use of intellectual property, in various U.S. and non-U.S. jurisdictions. Our estimated tax liability is subject to change as examinations of specific tax years are completed in the respective jurisdictions. We believe that any additional taxes or related interest over the amounts accrued will not have a material effect on our financial condition or results of operations, nor do we expect that examinations to be completed in the near term would have a material favorable impact. As of December 31, 2001 and 2000, the accrual for current taxes and estimated additional taxes was $53.4 million and $52.2 million, respectively. In addition, changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws or regulations could result in increased effective tax rates in the future.

Additionally, we record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to increase our valuation allowance.

Valuation of Long-Lived Assets. We assess the carrying value of long-lived assets which includes property, plant and equipment, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the asset;
- significant negative industry or economic trends; and
- our market capitalization relative to net book value.

Upon the existence of one or more of the above indicators of impairment, we would test such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we will cease amortization of goodwill. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

Evaluation of Equity Investments. We evaluate our investments for impairment due to declines in market value that are considered other than temporary. Such evaluation requires considerable judgment by management and includes an assessment of subjective as well as objective factors. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the unrealized loss, and a new cost basis in the investment is established.

The stock prices for semiconductor companies, including ASI and its competitors, have experienced significant volatility during 2000 and 2001 driven by ongoing weakness in the demand for semiconductors. This decline in demand has negatively affected ASI's operations and the market value of ASI's stock. The carrying value of our investment in ASI was $377.9 million and $478.9 million as of December 31, 2001 and 2000, respectively. The market value of our investment in ASI, based on ASI's closing share price, was $204.5 million and $110.5 million as of December 31, 2001 and 2000, respectively. Additionally, the unrealized loss on our investment in ASI at March 31, 2001, June 30, 2001 and September 30, 2001 was $279.1 million, $264.8 million and $318.2 million. We evaluated the carrying amount of this investment quarterly throughout 2001 and continue to evaluate it on an ongoing basis. As part of this evaluation, we consider a number of positive and negative factors affecting ASI's business and the value of our investment in ASI including:

- ASI's stock price;
- Stock prices of ASI's competitors;
- Operating results of ASI;
- Current conditions and trends in the semiconductor industry;
- Current operating outlook for ASI;
- Other indicators of ASI's value; and
- Our plans and ability to hold this investment.

The decline in ASI's stock price began in the third quarter of 2000 concurrent with the unprecedented downturn in the semiconductor industry. Although we have historically observed a cyclical pattern in the semiconductor industry over time where demand for semiconductors has declined temporarily before returning to or exceeding prior levels, the magnitude and duration of the decline in the semiconductor industry was greater and longer than we and industry analysts had forecasted. We believe that the bottom of this cycle for the semiconductor industry occurred during the third quarter of 2001; the share prices of ASI and its competitors began to rebound in the fourth quarter of 2001 from a low point at September 30, 2001 and have continued to improve in 2002. ASI's stock price increased from $1.77 per share at September 30, 2001 to $4.29 per share at December 31, 2001 and reached a high point of 8.04 per share (which price was above the carrying price per share of our investment in ASI) on January 10, 2002. At March 31, 2002 ASI's stock price was $5.88 per share. ASI's stock price trends have been consistent with the stock price trends of its competitors, including the trending up in the fourth quarter of 2001 and first part of 2002.

Although we view ASI's stock price as a significant indicator of value, we believe that this price does not take into account all of the information relevant for determining the value of our investment in ASI. In particular, the trading price for shares of ASI's stock do not reflect any premium value which should be associated with owning a substantial portion of the outstanding shares of ASI. In addition, we believe that ASI's stock price does not reflect the information we have obtained in evaluating ASI's long-term operating results, including possible transactions to restructure ASI or our investment in ASI.

As part of our analysis of the value of our investment in ASI, we review the long-term operating prospects for ASI based upon forecasts for the semiconductor industry, forecasts that we receive from our customers and our reviews of ASI's business. Semiconductor industry analysts are forecasting little to no growth in 2002 on an annual basis as compared to 2001. However, because of the steep decline in semiconductor sales on a quarterly basis during 2001, we expect significant quarter-to-quarter growth during 2002. In addition, industry analysts are forecasting significant growth in the semiconductor industry in each of 2003 and 2004. ASI's significant losses in 2001 were consistent with the steep significant decline in overall demand for semiconductors during 2001. ASI's wafer foundry sales rose 20% in the third quarter of 2001 from the second quarter of 2001 and increased by almost 20% in the fourth quarter as compared to the third quarter of 2001. Utilization rates for the major foundry companies, including ASI, have been increasing steadily over the past several quarters. Based on rolling six-month forecasts which we regularly receive from our semiconductor wafer fabrication services customers and increased orders for wafer fabrication services in the last two quarters from Texas Instruments, our primary wafer fabrication services customer, we expect ASI's business to continue to improve as the semiconductor market recovers in 2002. We expect ASI's business to also be bolstered by increasing utilization of 0.18 micron technology which is the principal technology employed by ASI's wafer foundry. Industry analysts expect utilization rates for 0.18-micron processing technology to continue to increase throughout 2002. We believe ASI has sufficient cash on hand and debt capacity to sustain operations until the anticipated recovery of its operations is realized.

In evaluating the value of our investment in ASI, we also prepare discounted cash flow analyses for ASI based on ASI projections. These projections were based primarily on regular six-month customer forecasts provided by Texas Instruments and other customers, as well as the expectations of semiconductor industry analysts. Our cash flow analyses have indicated that our investment in ASI has a value greater than our current carrying value.

In addition, we have based our evaluation of the value of our investment in ASI on our ongoing discussions with third parties regarding various opportunities to monetize or otherwise capture the value of our investment in ASI. Although these discussions have not resulted in any formal agreements, they have provided independent support for a value of our investment in ASI that is greater than its carrying value. Furthermore, we have the ability to hold our investment in ASI to allow for the anticipated recovery of ASI and the semiconductor industry.

As of September 30, 2001 and December 31, 2001, we concluded that the positive factors indicating a temporary decline in the market value of our investment in ASI outweighed the negative factors. We based our conclusion primarily on improving customer forecasts, improvements in ASI's stock price and the general improvement in the semiconductor industry.

Despite what the company believes is significant compelling evidence to support the recoverability of the carrying value of our investment in ASI, we acknowledge that ASI's stock price should begin to reflect the recent recovery in the semiconductor industry, the improvements in ASI's business and the other information regarding ASI's business which we have used in forming our conclusions regarding the value of ASI. Should ASI's stock price fail to recover above our carrying value in the near future, we plan to record an impairment charge equal to the difference between our carrying value and ASI's stock price. It is highly probable that such a charge would be recorded as early as the first quarter of 2002.

Valuation of Inventory. In general we order raw materials based on the customers forecasted demand and we do not maintain any finished goods inventory. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendors require that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or being able to use the inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production it is written-off and disposed.

Market Risk Sensitivity

Our company is exposed to market risks, primarily related to foreign currency and interest rate fluctuations. In the normal course of business, we employ established policies and procedures to manage the exposure to fluctuations in foreign currency values and changes in interest rates.

Foreign Currency Risks

Our company's primary exposures to foreign currency fluctuations are associated with transactions and related assets and liabilities denominated in Philippine pesos, Korean won and Japanese yen. The objective in managing these foreign currency exposures is to minimize the risk through minimizing the level of activity and financial instruments denominated in pesos, won and yen. Our use of derivatives instruments including forward exchange contracts has been insignificant throughout 2001 and 2000 and it is expected our use of derivative instruments will continue to be minimal.

The peso-based financial instruments primarily consist of cash, non-trade receivables, deferred tax assets and liabilities, non-trade payables, accrued payroll, taxes and other expenses. Based on the portfolio of peso-based assets and liabilities at December 31, 2001 and 2000, a 20% increase in the Philippine peso to U.S. dollar spot exchange rate as of the balance sheet dates would result in a decrease of approximately $3.9 million and $3.8 million, respectively, in peso-based net assets.

The won-based financial instruments primarily consist of cash, non-trade receivables, non-trade payables, accrued payroll, taxes and other expenses. Based on the portfolio of won-based assets and liabilities at December 31, 2001 and 2000, a 20% increase in the Korean won to U.S. dollar spot exchange rate as of the balance sheet dates would result in a decrease of approximately $3.8 million and $2.5 million, respectively, in won-based net assets.

The yen-based financial instruments primarily consist of cash, non-trade receivables, accrued payroll taxes, debt and other expenses. Our exposure to the yen is principally as a result of our 2001 acquisition of Amkor Iwate Corporation. Based on the portfolio of yen-based assets and liabilities at December 31, 2001, a 20% decrease in the Japanese yen to U.S. dollar spot exchange rate as of the balance sheet date would result in an increase of approximately $15.6 million, in yen-based net liabilities.

Interest Rate Risks

Our company has interest rate risk with respect to our long-term debt. As of December 31, 2001, we had a total of $1,826.3 million debt of which 91% was fixed rate debt and 9% was variable rate debt. Our variable rate debt principally consisted of short-term borrowings and amounts outstanding under our secured bank facilities that included term loans and a $100.0 million revolving line of credit of which no amounts were drawn as of December 31, 2001. The fixed rate debt consisted of senior notes, senior subordinated notes, convertible subordinated notes and foreign debt. As of December 31, 2000, we had a total of $1,659.1 million of debt of which 56% was fixed rate debt and 44% was variable rate debt. Changes in interest rates have different impacts on our fixed and variable rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the fair value of the instrument but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the fair value of the instrument. The fair value of the convertible subordinated notes is also impacted by the market price of our common stock.

The table below presents the interest rates, maturities and fair value of our fixed and variable rate debt as of December 31, 2001.

	Year Ending December 31,							
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Long-term debt:								
Fixed rate debt	$14,065	$14,807	—	—	$675,000	$958,750	$1,662,622	$1,464,628
Average interest rate	4.0%	4.0%			8.0%	8.4%	8.1%	
Variable rate debt	$40,750	$20,439	$55,363	$42,063	$ 2,850	$ 2,181	$ 163,646	$ 163,646
Average interest rate	1.8%	6.0%	6.0%	6.0%	4.9%	4.2%	4.9%	

Equity Price Risks

Our outstanding 5.75% convertible subordinated notes due 2006 and 5% convertible subordinated notes due 2007 are convertible into common stock at $35.00 per share and $57.34 per share, respectively. We intend to repay our convertible subordinated notes upon maturity, unless converted. If investors were to decide to convert their notes to common stock, our future earnings would benefit from a reduction in interest expense and our common stock outstanding would be increased. If we induced such conversion, our earnings could include an additional charge.

RISK FACTORS THAT MAY AFFECT FUTURE OPERATING PERFORMANCE

Dependence on the Highly Cyclical Semiconductor and Electronic Products Industries — We Operate in Volatile Industries, and Industry Downturns Harm Our Performance.

Our business is tied to market conditions in the semiconductor industry, which is highly cyclical. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for subcontracted packaging, test and wafer fabrication services, any downturn in the semiconductor industry or any other industry that uses a significant number of semiconductor devices, such as the personal computer and telecommunication devices industries, could have a material adverse effect on our business.

Conditions in the Semiconductor Industry Weakened Significantly in 2001 and May Not Recover as Expected — We Have Been, and May Continue to Be, Affected By These Trends.

The semiconductor industry weakened significantly in 2001 and conditions are expected to improve in 2002. The significant uncertainty throughout the industry related to market demand is hindering the visibility throughout the supply chain and that lack of visibility makes it difficult to forecast the recovery of the semiconductor industry. There can be no assurance that overall industry conditions will recover in 2002, or if industry conditions do not recover what impact that would have on our business.

Fluctuations in Operating Results — Our Operating Results May Vary Significantly as a Result of Factors That We Cannot Control.

Our operating results have varied significantly from period to period. Many factors could materially and adversely affect our revenues, gross profit and operating income, or lead to significant variability of quarterly or annual operating results. These factors include, among others:

- the cyclical nature of both the semiconductor industry and the markets addressed by end-users of semiconductors,
- the short-term nature of our customers' commitments, timing and volume of orders relative to our production capacity,
- changes in our capacity utilization,
- evolutions in the life cycles of our customers' products,
- rescheduling and cancellation of large orders,
- erosion of packaging selling prices,
- fluctuations in wafer fabrication service charges paid to ASI,
- changes in costs, availability and delivery times of raw materials and components and changes in costs and availability of labor,
- fluctuations in manufacturing yields,
- changes in product mix,
- timing of expenditures in anticipation of future orders,

- availability and cost of financing for expansion,
- ability to develop and implement new technologies on a timely basis,
- competitive factors,
- changes in effective tax rates,
- loss of key personnel or the shortage of available skilled workers,
- international political, economic or terrorist events,
- currency and interest rate fluctuations,
- environmental events, and
- intellectual property transactions and disputes.

Declining Average Selling Prices — The Semiconductor Industry Places Downward Pressure on the Prices of Our Products.

Historically, prices for our packaging and test services and wafer fabrication services have declined over time. We expect that average selling prices for our packaging and test services will continue to decline in the future. If we cannot reduce the cost of our packaging and test services and wafer fabrication services to offset a decline in average selling prices, our future operating results could suffer.

High Leverage and Restrictive Covenants — Our Substantial Indebtedness Could Materially Restrict Our Operations and Adversely Affect Our Financial Condition.

We now have, and for the foreseeable future will have, a significant amount of indebtedness. In addition, despite current debt levels, the terms of the indentures governing our indebtedness do not prohibit us or our subsidiaries from incurring substantially more debt. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us. Our substantial indebtedness could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;
- require us to dedicate a substantial portion of our cash flow from operations to service interest and principal payments on our debt;
- limit our flexibility to react to changes in our business and the industry in which we operate;
- place us at a competitive disadvantage to any of our competitors that have less debt; and
- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

Relationship With ASI — Our Business Performance Can Be Adversely Affected By ASI's Financial Performance or a Disruption in the Wafer Fabrication Services ASI Provides to Us.

As of December 31, 2001 we owned approximately 42% of ASI's outstanding voting stock. Accordingly, we report ASI's financial results in our financial statements through the equity method of accounting. If ASI's results of operations are adversely affected for any reason (including as a result of losses at its consolidated subsidiaries and equity investees), our results of operations will suffer as well. Financial or other problems affecting ASI could also lead to a complete loss of our investment in ASI. Our wafer fabrication business may suffer if ASI reduces its operations or if our relationship with ASI is disrupted.

Our wafer fabrication business depends on ASI providing wafer fabrication services on a timely basis. If ASI were to significantly reduce or curtail its operations for any reason, or if our relationship with ASI were to be disrupted for any reason, our wafer fabrication business would be harmed. We may not be able to identify and qualify alternate suppliers of wafer fabrication services quickly, if at all. In addition, we currently have no other qualified third party suppliers of wafer fabrication services and do not have any plans to qualify additional third party suppliers.

The weakness in the semiconductor industry in 2001 adversely affected the demand for the wafer output from ASI's foundry, our wafer fabrication services results and ASI's operating results. Demand for our wafer fabrication services and the wafer output from ASI's foundry have improved significantly in 2002. However, there can be no assurance that industry conditions will continue to improve as expected. If industry conditions do not recover as expected, our and ASI's operating results could be adversely affected.

Absence of Backlog — We May Not Be Able to Adjust Costs Quickly If Our Customers' Demand Falls Suddenly.

Our packaging and test business does not typically operate with any material backlog. We expect that in the future our packaging and test net revenues in any quarter will continue to be substantially dependent upon our customers' demand in that quarter. None of our customers has committed to purchase any significant amount of packaging or test services or to provide us with binding forecasts of demand for packaging and test services for any future period. In addition, our customers could reduce, cancel or delay their purchases of packaging and test services. Because a large portion of our costs is fixed and our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for any revenue shortfall.

Risks Associated With International Operations — We Depend on Our Factories in the Philippines, Korea, Japan, Taiwan and China. Many of Our Customers' and Vendors' Operations are Also Located Outside of the U.S.

We provide packaging and test services through our factories located in the Philippines, Korea, Japan, Taiwan and China. We also source wafer fabrication services from ASI's wafer fabrication facility in Korea. Moreover, many of our customers' and vendors' operations are located outside the U.S. The following are some of the risks inherent in doing business internationally:

- regulatory limitations imposed by foreign governments;
- fluctuations in currency exchange rates;
- political and terrorist risks;
- disruptions or delays in shipments caused by customs brokers or government agencies;
- unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
- difficulties in staffing and managing foreign operations; and
- potentially adverse tax consequences resulting from changes in tax laws.

Difficulties Integrating Acquisitions — We Face Challenges as We Integrate New and Diverse Operations and Try to Attract Qualified Employees to Support Our Expansion Plans.

We have experienced, and may continue to experience, growth in the scope and complexity of our operations and in the number of our employees. This growth has strained our managerial, financial, manufacturing and other resources. Future acquisitions may result in inefficiencies as we integrate new operations and manage geographically diverse operations.

In order to manage our growth, we must continue to implement additional operating and financial systems and controls. If we fail to successfully implement such systems and controls in a timely and cost-effective manner as we grow, our business and financial performance could be materially adversely affected.

Our success depends to a significant extent upon the continued service of our key senior management and technical personnel, any of whom would be difficult to replace. In addition, in connection with our expansion plans, we will be required to increase the number of qualified engineers and other employees at our existing factories, as well as factories we may acquire. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel. We cannot assure you that we will continue to be successful in hiring and properly training sufficient numbers of qualified personnel and in effectively managing our growth. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

Risks Associated With Our Wafer Fabrication Business — Our Wafer Fabrication Business is Substantially Dependent on Texas Instruments.

Our wafer fabrication business depends significantly upon Texas Instruments. The amended Manufacturing and Purchasing Agreement requires Texas Instruments to purchase from us at least 40% of ASI's wafer fabrication facility's capacity in the quarter ending March 31, 2002, 30% of such capacity in the quarter ending June 30, 2002, and 20% of such capacity in each subsequent quarter, and, under certain circumstances, Texas Instruments has the right to purchase from us up to 70% of this capacity. From time to time, Texas Instruments has failed to meet its minimum purchase obligations, and we cannot assure you that Texas Instruments will meet its purchase obligations in the future. As a result of the weakness in the semiconductor industry, Texas Instruments and our other customers' demand for the output of ASI's wafer foundry decreased significantly in 2001. Texas Instruments did not meet the minimum purchase commitment throughout the twelve months ended December 31, 2001. Texas Instruments has made certain concessions to us to partially mitigate the shortfall in demand. If Texas Instruments fails to meet its purchase obligations, our company and ASI's businesses could be harmed.

Texas Instruments has transferred certain of its complementary metal oxide silicon ("CMOS") process technology to ASI, and ASI is dependent upon Texas Instruments' assistance for developing other state-of-the-art wafer manufacturing processes. In addition, ASI's technology agreements with Texas Instruments only cover 0.35 micron, 0.25 micron, and 0.18 micron CMOS process technology. Texas Instruments has provided ASI a license to use wafer fabrication-related TI trade secrets for non-Texas Instruments products. Texas Instruments has not granted ASI a license to Texas Instruments patents, copyrights, or maskworks. Moreover, Texas Instruments has no obligation to transfer any next-generation technology to ASI. Our company and ASI's businesses could be harmed if ASI cannot obtain new technology on commercially reasonable terms or ASI's relationship with Texas Instruments is disrupted for any reason.

In order for the Manufacturing and Purchasing Agreement and the technology assistance agreements to continue until December 31, 2007, Amkor, ASI and Texas Instruments would have to enter into a new technology assistance agreement by December 31, 2002. However, the advanced wafer fabrication technology that would be licensed under this agreement would require ASI either to (i) invest in excess of $400 million to refurbish its existing manufacturing facility, requiring the shutdown of part or all of its existing facility during the period of refurbishment, or (ii) obtain access to a new or existing manufacturing facility owned by a third party that could support the advanced technology. A third option for ASI would be to build and equip a new manufacturing facility, but this option would require substantially greater capital investment by ASI than the other options. We cannot be certain that Amkor and ASI will be able to negotiate successfully a new technical assistance agreement with Texas Instruments. Moreover, we believe that it will be extremely difficult for ASI to finance, acquire and equip the necessary manufacturing facility to deploy the advanced wafer fabrication technology that would be transferred by Texas Instruments. In the event the Manufacturing and Purchasing Agreement and the technology assistance agreements with Texas Instruments were to be terminated, we cannot be certain what the nature of Amkor's and ASI's business relationship, if any, would be with Texas Instruments. If Texas Instruments were to significantly reduce or terminate its purchase of ASI's wafer fabrication services, our wafer fabrication business would be seriously harmed.

Under the existing technical assistance agreements between Texas Instruments and ASI, ASI has a license to use wafer fabrication-related trade secrets of Texas Instruments for non-Texas Instruments' products. In the event that the Manufacturing and Purchase Agreement is terminated, this license will also terminate. At such time, it would be necessary for ASI to negotiate a new license agreement with Texas Instruments relating to its trade secrets, or ASI would not be able to continue its wafer fabrication operations as currently practiced. This would have the result of shutting down the wafer fabrications business of ASI and Amkor unless and until alternative technology arrangements could be made and implemented at ASI's wafer manufacturing facility.

Dependence on Materials and Equipment Suppliers — Our Business May Suffer if the Cost or Supply of Materials or Equipment Changes Adversely.

We obtain from various vendors the materials and equipment required for the packaging and test services performed by our factories. We source most of our materials, including critical materials such as leadframes and laminate substrates, from a limited group of suppliers. Furthermore, we purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. Our business may be harmed if we cannot obtain materials and other supplies from our vendors: (1) in a timely manner, (2) in sufficient quantities, (3) in acceptable quality and (4) at competitive prices.

Rapid Technological Change — Our Business Will Suffer if We Cannot Keep Up With Technological Advances in Our Industry.

The complexity and breadth of both semiconductor packaging and test services and wafer fabrication are rapidly changing. As a result, we expect that we will need to offer more advanced package designs and new wafer fabrication technology in order to respond to competitive industry conditions and customer requirements. Our success depends upon the ability of our company and ASI to develop and implement new manufacturing processes and package design technologies.

The need to develop and maintain advanced packaging and wafer fabrication capabilities and equipment could require significant research and development and capital expenditures in future years. In addition, converting to new package designs or process methodologies could result in delays in producing new package types or advanced wafer designs that could adversely affect our ability to meet customer orders.

Technological advances also typically lead to rapid and significant price erosion and may make our existing products less competitive or our existing inventories obsolete. If we cannot achieve advances in package design and wafer fabrication technology or obtain access to advanced package designs and wafer fabrication technology developed by others, our business could suffer.

Competition — We Compete Against Established Competitors in Both the Packaging and Test Business and the Wafer Fabrication Business.

The subcontracted semiconductor packaging and test market is very competitive. This sector is comprised of 12 principal companies. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities. These companies also have established relationships with many large semiconductor companies that are current or potential customers of our company. On a larger scale, we also compete with the internal semiconductor packaging and test capabilities of many of our customers.

The subcontracted wafer fabrication business is also highly competitive. Our wafer fabrication services compete primarily with other subcontractors of semiconductor wafers, including those of Chartered Semiconductor Manufacturing, Inc., Taiwan Semiconductor Manufacturing Company, Ltd. and United Microelectronics Corporation. Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been operating for some time. Many of these companies have also established relationships with many large semiconductor companies that are current or potential customers of our company. If we cannot compete successfully in the future against existing or potential competitors, our operating results would suffer.

Environmental Regulations — Future Environmental Regulations Could Place Additional Burdens on Our Manufacturing Operations.

The semiconductor packaging process uses chemicals and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign manufacturing facilities, we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. Federal, state and local regulations in the United States, as well as environmental regulations internationally, impose various controls on the storage, handling, discharge and disposal of chemicals used in our manufacturing processes and on the factories we occupy.

Increasingly, public attention has focused on the environmental impact of semiconductor manufacturing operations and the risk to neighbors of chemical releases from such operations. In the future, applicable land use and environmental regulations may: (1) impose upon us the need for additional capital equipment or other process requirements, (2) restrict our ability to expand our operations, (3) subject us to liability or (4) cause us to curtail our operations.

Protection of Intellectual Property — We May Become Involved in Intellectual Property Litigation.

As of February 28, 2002, we held 121 U.S. patents, we had 257 pending patents and we were preparing an additional 20 patent applications for filing. In addition to the U.S. patents, we held 440 patents in foreign jurisdictions. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications. In addition, any patents we obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us.

We may need to enforce our patents or other intellectual property rights or to defend our company against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. If we fail to obtain necessary licenses or if we face litigation relating to patent infringement or other intellectual property matters, our business could suffer.

Although we are not currently a party to any material litigation, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes a valid claim against us, we could be required to:

- discontinue the use of certain processes;
- cease the manufacture, use, import and sale of infringing products;
- pay substantial damages;
- develop non-infringing technologies; or
- acquire licenses to the technology we had allegedly infringed.

Continued Control by Existing Stockholders — Mr. James Kim and Members of His Family Can Determine the Outcome of All Matters Requiring Stockholder Approval.

As of February 28, 2002, Mr. James Kim and members of his family beneficially owned approximately 44.7% of our outstanding common stock. Mr. James Kim's family, acting together, will substantially control all matters submitted for approval by our stockholders. These matters could include:

- the election of all of the members of our Board of Directors;
- proxy contests;
- approvals of transactions between our company and ASI or other entities in which Mr. James Kim and members of his family have an interest, including transactions which may involve a conflict of interest;
- mergers involving our company;
- tender offers; and
- open market purchase programs or other purchases of our common stock.

Stock Price Volatility

The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

- actual or anticipated quarter-to-quarter variations in operating results;
- announcements of technological innovations or new products and services by Amkor or our competitors;
- general conditions in the semiconductor industry;
- changes in earnings estimates or recommendations by analysts;
- developments affecting ASI; and
- or other events or factors, many of which are out of our control.

In addition, the stock market in general, and the Nasdaq National Market and the markets for technology companies in particular, have experienced extreme price and volume fluctuations. This volatility has affected the market prices of securities of companies like ours for that have often been unrelated or disproportionate to the operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

Item 7a. ***Quantitative and Qualitative Disclosures About Market Risk***

For a discussion of information regarding quantitative and qualitative disclosures about market risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk Sensitivity."

Item 8. *Financial Statements and Supplementary Data*

We present the information required by Item 8 of Form 10-K here in the following order:

Report of Independent Accountants 43
Consolidated Statements of Operations — Years ended December 31, 2001, 2000 and 1999 44
Consolidated Balance Sheets — December 31, 2001 and 2000 45
Consolidated Statements of Stockholders' Equity — Years ended December 31, 2001, 2000 and 1999 46
Consolidated Statements of Cash Flows — Years ended December 31, 2001, 2000 and 1999.......... 47
Notes to Consolidated Financial Statements 48
Reports of Independent Public Accountants.......... 70
Schedule II — Valuation and Qualifying Accounts 74

In addition, pursuant to General Instruction G(1) of Form 10-K and Rule 12b-23 promulgated under the Securities Exchange Act of 1934, as amended, the following financial information of Anam Semiconductor, Inc. required to be included in this Report by Rule 3-09 of Regulation S-X is incorporated by reference from our Report on 8-K filed on April 1, 2002.

Reports of Independent Accountants
Consolidated Balance Sheets — December 31, 2001 and 2000
Consolidated Statements of Operations — Years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Stockholders' Equity (Deficit) — Years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows — Years ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Amkor Technology, Inc.:

In our opinion, based on our audits and the report of another auditor, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Amkor Technology, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc. both wholly owned subsidiaries, collectively referred to herein as ATP, which combined financial statements reflect total assets and operating expenses (including cost of revenues) of 17% and 18%, respectively and 21% and 17%, respectively, of the related consolidated totals at December 31, 2001 and 2000 and for the years then ended. The combined financial statements of ATP were audited by another auditor whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for ATP, is based solely on the report of the other auditor. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
January 25, 2002

AMKOR TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2001	2000	1999
	(In thousands, except per share data)		
Net revenues	$1,517,862	$2,387,294	$1,909,972
Cost of revenues — including purchases from ASI	1,448,064	1,782,158	1,560,816
Gross profit	69,798	605,136	349,156
Operating expenses:			
Selling, general and administrative	200,218	192,623	144,538
Research and development	38,786	26,057	11,436
Loss on disposal of fixed assets	14,515	1,355	1,805
Amortization of goodwill and other acquired intangibles	84,962	63,080	17,105
Total operating expenses	338,481	283,115	174,884
Operating income (loss)	(268,683)	322,021	174,272
Other (income) expense:			
Interest expense, net	164,064	119,840	45,364
Foreign currency (gain) loss	872	4,812	308
Other expense, net	(3,669)	(60)	23,312
Total other expense	161,267	124,592	68,984
Income (loss) before income taxes, equity in loss of investees and minority interest	(429,950)	197,429	105,288
Provision (benefit) for income taxes	(81,691)	22,285	26,600
Equity in loss of investees	(100,706)	(20,991)	(1,969)
Minority interest	(1,896)	—	—
Net income (loss)	$ (450,861)	$ 154,153	$ 76,719
Basic net income (loss) per common share	$ (2.87)	$ 1.06	$ 0.64
Diluted net income (loss) per common share	$ (2.87)	$ 1.02	$ 0.63
Shares used in computing net income (loss) per common share:			
Basic	157,111	145,806	119,341
Diluted	157,111	153,223	135,067

The accompanying notes are an integral part of these statements.

AMKOR TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 200,057	$ 93,517
Accounts receivable:		
Trade, net of allowance for doubtful accounts of $6,842 and $2,426	211,419	301,915
Due from affiliates	871	1,634
Other	8,953	6,465
Inventories	73,784	108,613
Other current assets	37,106	36,873
Total current assets	532,190	549,017
Property, plant and equipment, net	1,392,274	1,478,510
Investments	382,951	501,254
Other assets:		
Due from affiliates	20,518	25,013
Goodwill and acquired intangibles, net	696,180	737,593
Other	199,205	101,897
	915,903	864,503
Total assets	$3,223,318	$3,393,284
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Bank overdraft	$ 5,116	$ 25,731
Short-term borrowings and current portion of long-term debt	54,815	73,586
Trade accounts payable	148,923	167,228
Due to affiliates	16,936	32,534
Accrued expenses	145,544	147,352
Total current liabilities	371,334	446,431
Long-term debt	1,771,453	1,585,536
Other noncurrent liabilities	64,077	46,483
Total liabilities	2,206,864	2,078,450
Commitments and contingencies		
Minority interest	7,737	—
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000 shares authorized designated Series A, none issued	—	—
Common stock, $0.001 par value, 500,000 shares authorized, issued and outstanding of 161,782 in 2001 and 152,118 in 2000	162	152
Additional paid-in capital	1,123,541	975,026
Retained earnings (deficit)	(106,975)	343,886
Receivable from stockholder	(3,276)	(3,276)
Accumulated other comprehensive loss	(4,735)	(954)
Total stockholders' equity	1,008,717	1,314,834
Total liabilities and stockholders' equity	$3,223,318	$3,393,284

The accompanying notes are an integral part of these statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings (Deficit)	Receivable From Stockholder	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
				(In thousands)				
Balance at December 31, 1998	117,860	118	381,061	109,738	—	(556)	490,361	
Net income	—	—	—	76,719	—	—	76,719	$ 76,719
Unrealized losses on investments, net of tax	—	—	—	—	—	(255)	(255)	(255)
Comprehensive income								$ 76,464
Issuance of stock through employee stock purchase plan and stock options	664	—	3,875	—	—	—	3,875	
Receivable from stockholder	—	—	—	3,276	(3,276)	—	—	
Debt conversion	12,136	13	167,028	—	—	—	167,041	
Balance at December 31, 1999	130,660	131	551,964	189,733	(3,276)	(811)	737,741	
Net income	—	—	—	154,153	—	—	154,153	$ 154,153
Unrealized losses on investments, net of tax	—	—	—	—	—	(143)	(143)	(143)
Comprehensive income								$ 154,010
Issuance of 20.5 million common stock shares and 3.9 million common stock warrants	20,500	21	409,980	—	—	—	410,001	
Issuance of stock through employee stock purchase plan and stock options	710	—	9,622	—	—	—	9,622	
Debt conversion	248	—	3,460	—	—	—	3,460	
Balance at December 31, 2000	152,118	152	975,026	343,886	(3,276)	(954)	1,314,834	
Net loss	—	—	—	(450,861)	—	—	(450,861)	$(450,861)
Unrealized losses on investments, net of tax	—	—	—	—	—	(103)	(103)	(103)
Cumulative translation adjustment	—	—	—	—	—	(3,678)	(3,678)	(3,678)
Comprehensive loss								$(454,642)
Issuance of stock for acquisitions	4,948	5	87,869	—	—	—	87,874	
Issuance of stock through employee stock purchase plan and stock options	1,000	1	11,698	—	—	—	11,699	
Debt conversion	3,716	4	48,948	—	—		48,952	
Balance at December 31, 2001	161,782	$162	$1,123,541	$(106,975)	$(3,276)	$(4,735)	$1,008,717	

The accompanying notes are an integral part of these statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$(450,861)	$ 154,153	$ 76,719
Adjustments to reconcile net income (loss) to net cash provided by operating activities —			
Depreciation and amortization	442,762	325,896	176,866
Amortization of deferred debt issuance costs	22,321	7,013	3,466
Debt conversion expense	—	272	17,381
Provision for accounts receivable	4,000	(17)	(3,500)
Provision for excess and obsolete inventory	17,869	10,000	6,573
Deferred income taxes	(85,022)	(8,255)	9,418
Equity in loss of investees	100,706	20,991	4,591
Loss on sale of fixed assets and investments	14,515	1,355	1,805
Facility closure costs	3,600	—	—
Minority interest	1,896	—	—
Changes in assets and liabilities excluding effects of acquisitions —			
Accounts receivable	103,157	(72,914)	(44,526)
Repurchase of accounts receivable and settlement of security agreement	—	(71,500)	(2,700)
Other receivables	(2,488)	2,884	(555)
Inventories	31,372	(23,871)	(12,063)
Due to/from affiliates, net	(10,340)	2,110	35,403
Other current assets	6,069	(17,977)	1,601
Other non-current assets	1,700	(19,582)	(15,088)
Accounts payable	(24,081)	15,950	42,337
Accrued expenses	(24,720)	40,209	949
Other long-term liabilities	8,011	7,108	(5,380)
Net cash provided by operating activities	160,466	373,825	293,297
Cash flows from investing activities:			
Purchases of property, plant and equipment	(158,700)	(480,074)	(242,390)
Acquisitions, net of cash acquired	(11,057)	(17,602)	(2,109)
Acquisitions of K1, K2 and K3 and K4, net of cash acquired	—	(927,290)	(575,000)
Investment in ASI	—	(459,000)	(41,638)
Proceeds from the sale of property, plant and equipment	1,863	2,823	—
Proceeds from the sale (purchase) of investments	(321)	136,879	(135,595)
Net cash used in investing activities	(168,215)	(1,744,264)	(996,732)
Cash flows from financing activities:			
Net change in bank overdrafts and short-term borrowings	15,067	5,975	(24,264)
Net proceeds from issuance of long-term debt	750,486	1,027,479	603,569
Payments of long-term debt	(662,565)	(87,166)	(9,287)
Net proceeds from the issuance of 20.5 million common shares in a private equity offering	—	410,001	—
Proceeds from issuance of stock through employee stock purchase plan and stock options	11,698	9,622	3,875
Net cash provided by financing activities	114,686	1,365,911	573,893
Effect of exchange rate fluctuations on cash and cash equivalents	(397)	—	—
Net increase (decrease) in cash and cash equivalents	106,540	(4,528)	(129,542)
Cash and cash equivalents, beginning of period	93,517	98,045	227,587
Cash and cash equivalents, end of period	$ 200,057	$ 93,517	$ 98,045
Supplemental disclosures of cash flow information: Cash paid during the period for:			
Interest	$ 144,345	$ 111,429	$ 45,500
Income taxes	$ (642)	$ 18,092	$ 13,734

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Amkor Technology, Inc. and its subsidiaries. The consolidated financial statements reflect the elimination of all significant intercompany accounts and transactions. The investments in and the operating results of 20% to 50% owned companies are included in the consolidated financial statements using the equity method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain previously reported amounts have been reclassified to conform with the current presentation principally the presentation of gains and losses from the disposal of fixed assets.

Foreign Currency Translation

Substantially all of the foreign subsidiaries and investee companies use the U.S. dollar as their functional currency. Accordingly, monetary assets and liabilities which were originally denominated in a foreign currency are translated into U.S. dollars at month-end exchange rates. Non-monetary items which were originally denominated in foreign currencies are translated at historical rates. Gains and losses from such translation and from transactions denominated in foreign currencies are included in other (income) expense.

Concentrations of Credit Risk

Financial instruments, for which we are subject to credit risk, consist principally of accounts receivable, cash and cash equivalents, short-term investments and marketable securities. With respect to accounts receivable, we mitigate our credit risk by selling primarily to well established companies, performing ongoing credit evaluations and making frequent contact with customers. We have mitigated our credit risk with respect to cash and cash equivalents, as well as short-term investments, through diversification of our holdings into various money market accounts, U.S. treasury bonds, federal mortgage backed securities, high grade municipal bonds, commercial paper and preferred stocks.

Risks and Uncertainties

Our future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, uncertainty as to the demand from our customers over both the long-and short-term, competitive pricing and declines in average selling prices we experience, our dependence on our relationship with Anam Semiconductor, Inc. (ASI) for all of our wafer fabrication output, the timing and volume of orders relative to our production capacity, the absence of significant backlog in our business, fluctuations in manufacturing yields, the availability of financing, our competition, our dependence on international operations and sales, our dependence on raw material and equipment suppliers, exchange rate fluctuations, our dependence on key personnel, difficulties integrating acquisitions, the enforcement of intellectual property rights by or against us, our need to comply with existing and future environmental regulations, the results of ASI as it impacts our financial results and political and economic uncertainty resulting from terrorist activities.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by using a moving average method. In general we order raw materials based on the customers forecasted demand and we do not maintain any finished goods inventory. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendor requires that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or being able to use the inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production it is written-off and disposed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets. Accelerated methods are used for tax purposes. Depreciable lives follow:

Buildings and improvements	10 to 30 years
Machinery and equipment	3 to 5 years
Furniture, fixtures and other equipment	3 to 10 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense was $356.7 million, $262.0 million and $158.9 million for 2001, 2000 and 1999, respectively.

Goodwill and Acquired Intangibles

Goodwill is recorded when there is an excess of the cost of an acquisition over the fair market value of the net tangible and identifiable intangible assets acquired. Acquired intangibles includes patents and workforce-in-place. Goodwill and acquired intangibles are amortized on a straight-line basis over a period of ten years. The unamortized balances recorded for goodwill and acquired intangibles are evaluated periodically for potential impairment based on the future estimated undiscounted cash flows of the acquired businesses. An impairment loss, if any, would be measured as the excess of the carrying value over the fair value.

Other Noncurrent Assets

Other noncurrent assets consist principally of deferred debt issuance costs, security deposits, the cash surrender value of life insurance policies, deferred income taxes and tax credits.

Due from and to affiliates

Due from affiliates primarily relates to advances made to a Philippine realty corporation in which we own 40%. Such investment is accounted for under the equity method of accounting. Given the foreign ownership restrictions of foreigners in the Philippines, the affiliated entity owns the land on which our Philippine factories are located. The affiliated entity has no long-term obligations other than their obligations to us and we have not extended guarantees or other commitments to the entity. Due to affiliates primarily relates to our transactions with Anam Semiconductor, Inc. (See Note 3).

Other Noncurrent Liabilities

Other noncurrent liabilities consist primarily of pension obligations and noncurrent income taxes payable.

Receivable from Stockholder

Amkor Electronics, Inc. (AEI), which was merged into our company just prior to the initial public offering of our company in May 1998, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code of 1986 and comparable state tax provisions. As a result, AEI did not recognize U.S. federal corporate income taxes. Instead, the stockholders of AEI were taxed on their proportionate share of AEI's taxable income. Accordingly, no provision for U.S. federal income taxes was recorded for AEI. Just prior to the initial public offering, AEI terminated its S Corporation status at which point the profits of AEI became subject to federal and state income taxes at the corporate level. The receivable from stockholder included in stockholders' equity represents the balance due from Mr. & Mrs. Kim and the Kim family trusts related to the finalization of AEI's tax returns.

Revenue Recognition and Risk of Loss

Our company does not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Revenues from packaging semiconductors and performing test services are recognized upon shipment or completion of the services. We record wafer fabrication services revenues upon shipment of completed wafers. Such policies are consistent with provisions in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Research and Development Costs

Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of new package designs and improving the efficiency and capabilities of our existing production process. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on and maintenance of research equipment, fees under licensing agreements, services provided by outside contractors, and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, Business Combinations, which prohibits the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001 and addresses the accounting for purchase method business combinations completed after June 30, 2001. Also in June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. For existing acquisitions, the provisions of SFAS No. 142 were effective as of January 1, 2002 and are generally effective for business combinations initiated after June 30, 2001. SFAS No. 142 includes provisions regarding the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, the cessation of amortization related to goodwill and indefinite-lived intangibles, and the testing for impairment of goodwill and other intangibles annually or more frequently if circumstances warrant. Additionally, SFAS No. 142 requires that within six months of adoption, goodwill be tested for impairment at the reporting unit level as of the date of adoption. If any impairment is indicated to have existed upon adoption, it should be measured and recorded before the end of the year of adoption. SFAS No. 142 requires that any goodwill impairment loss recognized as a result of initial application be reported in the first interim period of adoption as a change in accounting principle, and that the income per share effects of the accounting change be separately disclosed.

Upon adoption, we will reclassify intangible assets previously identified as an assembled workforce intangible to goodwill. Additionally, we will stop amortizing goodwill of $659.1 million, as well as goodwill of $118.6 million associated with our investment in ASI accounted for under the equity method of accounting. Based on the current levels of goodwill, the cessation of amortization will reduce amortization expense and, with respect to equity investees, it will reduce equity in loss of investees, annually by approximately $80 million and $36 million, respectively. We have reassessed the useful lives of our identified intangibles and they continue to be appropriate. Because of the extensive effort needed to comply with the application of SFAS No. 142, the impairment loss, if any, related to goodwill upon adoption of this statement cannot be estimated at this time. Goodwill as of January 1, 2002 is attributable to two reporting units, assembly and test services. An appraisal firm has been engaged to assist in the determination of the fair value of our reporting units. By June 30, 2002, any indication of goodwill impairment will be determined by comparing the fair value of the reporting units with its carrying value as of January 1, 2002.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. The standard is required to be adopted by us beginning on January 1, 2003. In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. This standard is required to be adopted by us beginning on January 1, 2002. We are currently in the process of evaluating the effect the adoption of these standards will have on our consolidated results of operations, financial position and cash flows, if any.

2. Acquisitions in Japan and Taiwan

Taiwan Semiconductor Technology Corporation and Sampo Semiconductor Corporation. In July 2001, we acquired, in separate transactions, 69% of Taiwan Semiconductor Technology Corporation (TSTC) and 98% of Sampo Semiconductor Corporation (SSC) in Taiwan. Including our prior ownership interest in TSTC, as of December 31, 2001, we owned 94% of the outstanding shares of TSTC. The combined purchase price was paid with the issuance of 4.9 million shares of our common stock valued at $87.9 million based on our closing share price two days prior to each acquisition, the assumption of $34.8 million of debt and $3.7 million of cash consideration, net of acquired cash. The carrying value of our prior investment in TSTC was $17.8 million. In connection with earn-out provisions that provided for additional purchase price based in part on the results of the acquisitions, we issued an additional 1.8 million shares in January 2002. The results of TSTC and Sampo have been included in the accompanying consolidated financial statements since the acquisition dates. In accordance with the new accounting standards related to purchase business combinations and goodwill, we recorded intangible assets, principally goodwill, of $23.8 million as of the acquisition date that is nonamortizable. The combined fair value of the assets acquired and liabilities assumed was approximately $95.3 million for fixed assets, $39.5 million for accounts receivable, inventory and other assets, $34.8 million of assumed debt and $10.1 million for other assumed liabilities. The minority interest as of the acquisition date was $4.3 million.

Amkor Iwate Corporation. In January 2001, Amkor Iwate Corporation commenced operations and acquired from Toshiba a packaging and test facility located in the Iwate prefecture in Japan. The total purchase price of $77.1 million was financed by a short-term note payable to Toshiba of $21.1 million, $47.0 million in other financing from a Toshiba financing affiliate and cash on hand. Amkor Iwate provides packaging and test services to Toshiba's Iwate factory under a long-term supply agreement based on a cost plus calculation. We currently own 60% of Amkor Iwate and Toshiba owns the balance of the outstanding shares. By January 2004 we are required to purchase the remaining 40% of the outstanding shares of Amkor Iwate from Toshiba. The share purchase price will be determined based on the performance of the joint venture during the three-year period but cannot be less than 1 billion Japanese yen and cannot exceed 4 billion Japanese yen. The results of Amkor Iwate have been included in the accompanying consolidated financial statements since the date of acquisition. Acquired intangibles as of the acquisition date, based on estimates of fair value, were $21.4 million and are being amortized on a straight-line basis over 5 to 10 years. Acquired intangibles include the value of acquired technology and of a workforce-in-place. The combined fair value of the assets acquired and liabilities assumed was approximately $42.4 million for fixed assets, $14.0 million for inventory and other assets, and $0.7 million for assumed liabilities.

3. Acquisitions from Anam Semiconductor, Inc. (ASI) and Our Relationship with ASI

Acquisitions from and investment in Anam Semiconductor, Inc.

On May 1, 2000 we completed our purchase of ASI's three remaining packaging and test operations, known as K1, K2 and K3, for a purchase price of $950.0 million. In addition we made a commitment to a $459.0 million equity investment in ASI, and fulfilled this commitment in installments taking place over the course of 2000. We financed the acquisition and investment with the proceeds of a $258.8 million convertible subordinated notes offering, a $410.0 million private equity financing, $750.0 million of new secured bank debt and approximately $103 million from cash on hand. As of December 31, 2001, we had invested a total of $500.6 million in ASI including an equity investment of $41.6 million made on October 1999. We owned as of December 31, 2001 42% of the outstanding voting stock of ASI. We will continue to report ASI's results in our financial statements through the equity method of accounting.

The amount by which the cost of our investment exceeds our share of the underlying assets of ASI as of the date of our investment is being amortized on a straight-line basis over a five-year period. The amortization is included in our consolidated statement of income within equity in income of investees. As of December 31, 2001, the unamortized excess of the cost of our equity investment in ASI above our share of the underlying net assets is $118.6 million

The acquisition of K1, K2 and K3 was accounted for as a purchase. Accordingly, the results of K1, K2 and K3 have been included in the accompanying consolidated financial statements since the date of acquisition. Goodwill and acquired intangibles as of the acquisition date were $555.8 million and are being amortized on a straight-line basis over a 10 year period. Acquired intangibles include the value of acquired patent rights and of a workforce-in-place. The fair value of the assets acquired and liabilities assumed was approximately $394 million for fixed assets, $9 million for inventory and other assets, and $9 million for assumed liabilities.

On May 17, 1999, we purchased ASI's packaging and test business known as K4. The purchase price for K4 was $575.0 million in cash plus the assumption of approximately $7.0 million of employee benefit liabilities. The acquisition was accounted for as a purchase. Accordingly, the results of K4 have been included in the accompanying consolidated financial statements since the date of acquisition. Goodwill and acquired intangibles as of the acquisition date were $222.9 million and are being amortized on a straight-line basis over a 10 year period. The fair value of the assets acquired and liabilities assumed was approximately $359 million for fixed assets and $7 million for assumed liabilities.

On July 1, 1999, we acquired the stock of Anam/Amkor Precision Machine Company (AAPMC) for $3.8 million, which was paid to ASI during June 1999. AAPMC supplies machine tooling used by us at our Philippine operations. As an interim step to this acquisition, during April 1999, we assumed and repaid $5.7 million of AAPMC's debt. The acquisition was financed through available working capital and was accounted for as a purchase. Accordingly, the results of AAPMC have been included in the accompanying consolidated financial statements since the date of acquisition and goodwill of approximately $2.0 million was recorded as of the date of acquisition and is being amortized on a straight-line basis over a ten year period. The historical operating results of AAPMC are not material in relation to our operating results.

On June 1, 1998, we purchased ASI's 40% interest in Amkor/Anam Pilipinas, Inc. (AAP) for $33.8 million. The acquisition was accounted for using the purchase method of accounting which resulted in the elimination of the minority interest liability reflected on the consolidated balance sheet and the recording of approximately $23.9 million of goodwill which is being amortized over 10 years.

Pro Forma Financial Information for Amkor (unaudited)

The unaudited pro forma information below assumes that the May 2000 acquisition of K1, K2 and K3 occurred at the beginning of 2000 and 1999 and the May 1999 acquisition of K4 had occurred at the beginning of 1999. The pro forma adjustments include a provision for amortization of goodwill and other identified intangibles, an adjustment of depreciation expense based on the fair market value of the acquired assets, interest expense on debt issued to finance the acquisitions and income taxes related to the pro forma adjustments. The pro forma results are not necessarily indicative of the results we would actually have achieved if the acquisition had been completed as of the beginning of each of the periods presented, nor are they necessarily indicative of future consolidated results.

	For the Year Ended December 31,	
	2000	1999
	(In thousands except per share amounts)	
Net revenues	$2,397,515	$1,941,109
Gross profit	675,172	574,265
Operating income	366,686	311,777
Income before income taxes and equity in income (loss) of investees	215,904	147,140
Net income	172,518	126,042
Earnings per share:		
Basic net income per common share	1.14	0.90
Diluted net income per common share	1.10	0.89
Depreciation expense	285,256	238,741
Amortization of goodwill and acquired intangibles	81,607	83,436

The pro forma adjustments exclude the effects of our investments in ASI. Had we included pro forma adjustments for the year ended December 31, 2000 and 1999 related to our investments in ASI, pro forma net income would have been $160.8 million and $64.9 million, respectively, and pro forma earnings per share on a diluted basis would have been $1.02 and $0.46, respectively.

Financial Information for ASI

The following summary of consolidated financial information was derived from the consolidated financial statements of ASI, reflecting ASI's packaging and test operations as discontinued operations within their results of operations. ASI's net income for the year ended December 31, 2000 includes a $434.2 million gain on sale of K1, K2 and K3, which was eliminated for purposes of calculating our equity in income of ASI.

	For the Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Summary Income Statement Information for ASI			
Net revenues	$ 161,700	$344,792	$ 285,925
Gross profit (loss)	(100,295)	41,682	47,550
Loss from continuing operations	(162,173)	(19,703)	(169,759)
Net income (loss)	(162,173)	450,641	109,865

	December 31, 2001	December 31, 2000
	(In thousands)	
Summary Balance Sheet Information for ASI		
Cash, including restricted cash and bank deposits	$ 84,721	$224,629
Current assets	144,898	303,486
Property, plant and equipment, net	646,298	793,850
Noncurrent assets (including property, plant and equipment)	770,932	943,458
Current liabilities	134,727	184,316
Total debt and other long-term financing (including current portion)	238,970	370,976
Noncurrent liabilities (including debt and other long-term financing)	175,487	301,302
Total stockholders' equity	605,616	761,326

Our Investment in ASI

The stock prices of semiconductor companies' stocks, including ASI and its competitors, have experienced significant volatility during 2000 and 2001. The recent weakness in the semiconductor industry has affected the demand for the wafer output from ASI's foundry and the market value of ASI's stock as traded on the Korea Stock Exchange. The carrying value of our investment in ASI was $377.9 million and $478.9 million as of December 31, 2001 and 2000, respectively. The market value of our investment in ASI, based on ASI's closing share price, was $204.5 million and $110.5 million as of December 31, 2001 and 2000, respectively. Additionally, the unrealized loss on our investment in ASI at March 31, 2001, June 30, 2001 and September 30, 2001 was $279.1 million, $264.8 million and $318.2 million.

We evaluate our investments for impairment due to declines in market value that are considered other than temporary. Such evaluation includes an assessment of general economic and company specific considerations such as regular customer forecasts provided by Texas Instruments, regularly updated projections of ASI operating results, and other indications of value including valuations indicated by possible strategic transactions involving ASI that Amkor and ASI have explored. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the unrealized loss, and a new cost basis in the investment is established. The carrying amount of our investment in ASI reflects our long-term outlook for the foundry industry. As of September 30, 2001 and December 31, 2001, we concluded that the positive factors indicating that the decline in the market value of our investment in ASI is temporary outweighed the negative factors. We based our conclusion primarily on improving customer forecasts, improvements in ASI's stock price and the general improvement in the semiconductor industry. Despite what the company believes is significant compelling evidence to support the recoverability of the carrying value of our investment in ASI, we acknowledge that ASI's stock price should begin to reflect the recent recovery in the semiconductor industry, the improvements in ASI's business and the other information regarding ASI's business which we have used in forming our conclusions regarding the value of ASI. Should ASI's stock price fail to recover above our carrying value in the near future, we plan to record an impairment charge equal to the difference between our carrying value and ASI's stock price. It is highly probable that such a charge would be recorded as early as the first quarter of 2002.

Our Relationship with ASI

We have had a long-standing relationship with ASI and we currently own 42% of ASI's outstanding shares. ASI was founded in 1956 by Mr. H. S. Kim, the father of Mr. James Kim, our Chairman and Chief Executive Officer. Through our supply agreements with ASI, we historically have had a first right to substantially all of the packaging and test services capacity of ASI and the exclusive right to all of the wafer output of ASI's wafer fabrication facility. Beginning in May 2000 with our acquisition of K1, K2 and K3, we no longer receive packaging and test services from ASI. Under the wafer fabrication services supply agreement which was consummated in January 1998, we continue to have the exclusive right but not the requirement to purchase all of the wafer output of ASI's wafer fabrication facility on pricing terms negotiated annually. Additionally, we have not committed to purchase a minimum quantity of ASI's wafer output. After January 2003, this agreement is cancelable at any time by either party upon five-year prior written notice. Historically, we have had other relationships with ASI affiliated companies for financial services, construction services, materials and equipment. We believe each of these transactions was conducted on an arms-length basis in the ordinary course of business. In addition, ASI's former construction subsidiary is currently in reorganization and its affairs are managed by a number of creditor banks; all transactions between Amkor and this entity are subject to review and approval by these banks. Total purchases from ASI and its affiliates included in cost of revenue for the years ended December 31, 2001, 2000 and 1999 were $161.6 million, $499.8 million and $714.5 million. Additionally, financial services performed by ASI and its affiliates included in interest expense for the years ended December 31, 2000 and 1999 were $1.6 million and $1.4 million. Construction services and equipment purchases received from ASI and its affiliates capitalized during the years ended December 31, 2001, 2000 and 1999 were $14.7 million, $38.8 million and $18.4 million.

ASI's business had been severely affected by the economic crisis in Korea. ASI has traditionally operated with a significant amount of debt relative to its equity and has contractually guaranteed the debt obligations of certain affiliates and subsidiaries. ASI was part of the Korean financial restructuring program known as "Workout" beginning in October 1998. The Workout program was the result of an accord among Korean financial institutions to assist in the restructuring of Korean business enterprises. The process involved negotiation between the related banks and ASI, and did not involve the judicial system. The Workout process restructured the terms of ASI's bank debt, however, it did not impact debts outstanding with trade creditors, including indebtedness with our company. ASI's operations continued uninterrupted during the process. ASI was released from workout with its Korean creditor banks on July 18, 2000.

4. Accounts Receivable Sale Agreement

Effective July 1997 we entered into an agreement to sell receivables with certain banks. The transaction qualified as a sale under the provisions of SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Under the agreement, the participating banks committed to purchase, with limited recourse, all right, title and interest in selected accounts receivable, up to a maximum of $100.0 million. Losses on receivables sold under the agreement were approximately $1.1 million and $4.3 million in 2000 and 1999, respectively, and are included in other expense, net. In March 2000, we terminated the agreement and repurchased approximately $71.5 million of accounts receivable.

5. Inventories

Inventories consist of raw materials and purchased components that are used in the semiconductor packaging process.

	December 31,	
	2001	2000
	(In thousands)	
Raw materials and purchased components	$64,752	$ 99,570
Work-in-process	9,032	9,043
	$73,784	$108,613

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Land	$ 88,667	$ 80,048
Buildings and improvements	495,104	445,785
Machinery and equipment	1,661,140	1,506,774
Furniture, fixtures and other equipment	118,069	79,691
Construction in progress	63,782	70,753
	2,426,762	2,183,051
Less — Accumulated depreciation and amortization	(1,034,488)	(704,541)
	$ 1,392,274	$1,478,510

7. Goodwill and Acquired Intangibles

Goodwill and acquired intangibles consist of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Goodwill	$788,719	$764,742
Assembled workforce	29,984	17,470
Patents and technology rights	46,713	39,205
	865,416	821,417
Less—Accumulated amortization	(169,236)	(83,824)
	$696,180	$737,593

8. Investments

Investments include equity investments in affiliated companies and noncurrent marketable securities as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Equity investments under the equity method:		
ASI (ownership of 42%) (see Note 3)	$377,947	$478,943
Other equity investments (20% — 50% owned) Taiwan Semiconductor Technology Corporation (see Note 2)	—	17,488
Other	966	664
Total equity investments	378,913	497,095
Marketable securities classified as available for sale	4,038	4,159
	$382,951	$501,254

9. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2001	2000
	(In thousands)	
Accrued income taxes	$ 53,364	$ 52,232
Accrued interest	32,584	24,598
Accrued payroll	20,813	17,194
Other accrued expenses	38,783	53,328
	$145,544	$147,352

10. Debt

Following is a summary of short-term borrowings and long-term debt:

	December 31,	
	2001	2000
	(In thousands)	
Secured bank facility:		
Term A loans, LIBOR plus 2.75% due March 2005	$ —	$ 297,500
Term B loans, LIBOR plus 4% due September 2005	97,706	347,375
$100.0 million revolving line of credit, LIBOR plus 2% - 2.75% due March 2005	—	80,000
9.25% Senior notes due May 2006	425,000	425,000
9.25% Senior notes due February 2008	500,000	—
10.5% Senior subordinated notes due May 2009	200,000	200,000
5.75% Convertible subordinated notes due May 2003, convertible at $13.50 per share	—	50,191
5.75% Convertible subordinated notes due June 2006, convertible at $35.00 per share	250,000	—
5% Convertible subordinated notes due March 2007, convertible at $57.34 per share	258,750	258,750
Other debt	94,812	306
	1,826,268	1,659,122
Less — Short-term borrowings and current portion of long-term debt	(54,815)	(73,586)
	$1,771,453	$1,585,536

In March 2001, June 2001 and September 2001, we amended the financial covenants associated with the secured bank facilities. In connection with the September 2001 amendment, the revolving line of credit was reduced from a $200 million commitment to $100 million, the interest rate on the Term B loans was increased to LIBOR plus 4% and we prepaid $125 million of the Term B loans in November 2001. We expensed, as interest expense, approximately $4.0 million of deferred debt issuance costs as a result of the reduction of the revolving line of credit commitment and the prepayment of the Term B loans.

In May 2001, we sold $250.0 million principal amount of our 5.75% convertible subordinated notes due 2006 in a private placement. The notes are convertible into Amkor common stock at a conversion price of $35.00 per share. We used $122.0 million of the $243.0 million of the net proceeds of that offering to repay amounts outstanding under the Term B loans of our secured bank facility, and the balance of the net proceeds was available to be used for general corporate and working capital purposes. In connection with the repayment in May 2001 of the Term B loans, we expensed, as interest expense, $2.3 million of unamortized deferred debt issuance costs.

In May 2001, we called for the redemption of all of the 5.75% convertible subordinated notes due May 2003. In anticipation of the redemption, substantially all of the holders of the convertible notes opted to convert their notes into Amkor common stock and, accordingly, $50.2 million of the convertible notes were converted to 3.7 million of our common stock. In connection with the conversion of the 5.75% convertible subordinated notes due May 2003, $1.2 million of unamortized deferred debt issuance costs was charged to additional paid-in capital.

In February 2001, we sold $500.0 million principal amount of our 9.25% senior notes due 2008 in a private placement. We used $387.5 million of the $490.0 million of the net proceeds of that offering to repay amounts outstanding under the Term A loans and revolving line of credit of our secured bank facility, and the balance of the net proceeds was available to be used for general corporate and working capital purposes. In connection with the repayment in February 2001 of the Term A loans, we expensed, as interest expense, $7.1 million of unamortized deferred debt issuance costs.

Other debt as of December 31, 2001 included our foreign debt principally related to the financing of Amkor Iwate's acquisition of a Toshiba packaging and test facility and the debt assumed in connection with the acquisition of Sampo Semiconductor Corporation in Taiwan. Our foreign debt included fixed and variable debt maturing between 2002 and 2010, with the substantial majority maturing by 2003. As of December 31, 2001 the foreign debt had interest rates ranging from 1.0% to 6.6%. These debt instruments do not include significant financial covenants.

In connection with our issuance of the 5.75% convertible subordinated notes due 2006 in May 2001, we incurred debt issuance costs of $7.0 million. In connection with our issuance of the 9.25% senior notes due 2008 and the amendment to our secured bank facility in February 2001, we incurred debt issuance costs of $11.0 million. The debt issuance costs have been deferred and are being amortized over the life of the associated debt. Deferred debt issuance costs are included, net of amortization, in other noncurrent assets in the accompanying consolidated balance sheet and the related amortization expense is included in interest expense in the accompanying consolidated statements of operations.

During the fourth quarter of 1999 and continuing into 2000, we completed an early conversion of the 5.75% convertible subordinated notes due May 2003. During the year ended December 31, 2000, we exchanged approximately 248,000 shares of our common stock for $3.2 million of the convertible subordinated notes. During the year ended December 31, 1999, we exchanged 12.1 million shares of common stock for $153.6 million of convertible subordinated notes. The fair value of the shares of common stock issued in excess of the shares required for conversion of the notes was $0.3 million and $17.4 million for the year ended December 31, 2000 and 1999, respectively, and such amounts were expensed and are included in other expense in the accompanying consolidated statements of operations.

Interest expense related to short-term borrowings and long-term debt is presented net of interest income of $10.3 million, $14.2 million and $19.9 million in 2001, 2000 and 1999, respectively, in the accompanying consolidated statements of operations. The principal payments required under short-term and long-term debt borrowings at December 31, 2001 are as follows: 2002 — $54.8 million, 2003 — $35.2 million, 2004 — $55.4 million, 2005 — $42.1 million, 2006 — $677.9 million and thereafter — $960.9 million.

11. Stockholders' Equity

In connection with a $410.0 million private equity offering in May 2000, we issued 20.5 million shares of our common stock and granted warrants that expire four years from issuance to purchase 3.9 million additional shares of our common stock at $27.50 per share. The estimated fair value of the stock warrants of $35.0 million is included in additional paid-in capital on our consolidated balance sheet.

12. Employee Benefit Plans

U.S. Defined Contribution Plan

Our company has a defined contribution benefit plan covering substantially all U.S. employees. Employees can contribute up to 13% of salary to the plan and the company matches in cash 75% of the employee's contributions up to a defined maximum on an annual basis. The expense for this plan was $2.1 million, $1.8 million and $1.8 million in 2001, 2000 and 1999, respectively.

Philippine Pension Plan

Our Philippine subsidiaries sponsor a defined benefit plan that covers substantially all employees who are not covered by statutory plans. Charges to expense are based upon costs computed by independent actuaries.

The components of net periodic pension cost for the Philippine defined benefit plan are as follows:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Service cost of current period	$ 2,534	$ 1,862	$ 2,153
Interest cost on projected benefit obligation	1,919	1,468	1,563
Expected return on plan assets	(1,482)	(1,092)	(1,083)
Amortization of transition obligation and actuarial gains/losses	64	66	137
Total pension expense	$ 3,035	$ 2,304	$ 2,770

It is our policy to make contributions sufficient to meet the minimum contributions required by law and regulation. The following table sets forth the funded status of our Philippine defined benefit pension plan and the related changes in the projected benefit obligation and plan assets:

	2001	2000
	(In thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$16,585	$15,384
Service cost	2,534	1,862
Interest cost	1,919	1,468
Actuarial loss (gain)	(401)	1,598
Foreign exchange gain	(378)	(2,982)
Benefits paid	(517)	(745)
Projected benefit obligation at end of year	19,742	16,585
Change in plan assets:		
Fair value of plan assets at beginning of year	11,585	10,669
Actual return on plan assets	(800)	2,187
Employer contribution	—	1,542
Foreign exchange gain	(265)	(2,068)
Benefits paid	(517)	(745)
Fair value of plan assets at end of year	10,003	11,585
Funded status:		
Projected benefit obligation in excess of plan assets	9,739	5,000
Unrecognized actuarial loss	(3,218)	(1,369)
Unrecognized transition obligation	(523)	(601)
Accrued pension costs	$ 5,998	$ 3,030

The discount rate used in determining the projected benefit obligation was 10% as of December 31, 2001 and 12% as of December 31, 2000 and 1999. The rate of increase in future compensation levels was 9% as of December 31, 2001 and 11% as of December 31, 2000 and 1999. The expected long-term rate of return on plan assets was 12% as of December 31, 2001, 2000 and 1999. These rates reflect economic and market conditions in the Philippines. The fair value of plan assets includes an investment in our common stock of $1.6 million at December 31, 2001 and 2000.

Korean Severance Plan

Our Korean subsidiary participates in an accrued severance plan that covers employees and directors with one year or more of service. Eligible plan participants are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The contributions to national pension fund made under the National Pension Plan of the Republic of Korea are deducted from accrued severance benefit liabilities. Contributed amounts are:

	December 31,	
	2001	2000
	(In thousands)	
Balance at the beginning of year	$31,446	$ 1,794
Increase resulting from the acquisition of K1, K2 and K3	—	23,195
Provision of severance benefits	13,430	12,276
Severance payments	(3,132)	(1,894)
Gain on foreign currency translation	(1,742)	(3,925)
	40,002	31,446
Payments remaining with the Korean National Pension Fund	(1,715)	(1,941)
Balance at the end of year	$38,287	$29,505

13. Income Taxes

The provision for income taxes includes federal, state and foreign taxes currently payable and those deferred because of temporary differences between the financial statement and the tax bases of assets and liabilities. The components of the provision for income taxes follow:

	For the Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
Current:			
Federal	$ —	$ 2,149	$ 9,928
State	—	(159)	1,746
Foreign	3,331	28,550	5,508
	3,331	30,540	17,182
Deferred:			
Federal	(87,077)	(6,869)	532
Foreign	2,055	(1,386)	8,886
	(85,022)	(8,255)	9,418
Total provision (benefit)	$(81,691)	$22,285	$26,600

The reconciliation between the taxes payable based upon the U.S. federal statutory income tax rate and the recorded provision follows:

	For the Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Federal statutory rate	$(150,419)	$ 69,101	$ 36,162
Income (loss) of foreign subsidiaries subject to tax holiday	33,762	(43,367)	(14,860)
Foreign exchange (losses) gains recognized for income taxes	13,221	(382)	8,023
Change in valuation allowance	3,656	5,898	(11,084)
Difference in rates on foreign subsidiaries	20,415	(8,142)	(630)
Change in tax rate from prior year	5,796	—	—
State taxes, net of federal benefit	(8,480)	(661)	2,028
Goodwill and other permanent differences	358	(162)	6,961
Total	$ (81,691)	$ 22,285	$ 26,600

The following is a summary of the significant components of the deferred tax assets and liabilities:

	December 31,	
	2001	2000
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$103,340	$ 6,457
Inventories	10,495	5,762
Corporate income tax credits	9,990	—
Accounts receivable	3,248	517
Other accrued liabilities	542	1,934
Unrealized foreign exchange losses	257	8,535
Other	5,549	2,750
Total deferred tax assets	133,421	25,955
Valuation allowance	(13,722)	(8,735)
Total deferred tax assets net of valuation allowance	119,699	17,220
Deferred tax liabilities:		
Property, plant and equipment	5,188	3,607
Goodwill	3,888	—
Unrealized foreign exchange gains	88	2,013
Other	619	—
Total deferred tax liabilities	9,783	5,620
Net deferred tax assets	$109,916	$11,600

In connection with our 2001 acquisitions in Japan and Taiwan, we recorded net deferred tax assets of $13.3 million which is net of a $1.3 million valuation allowance.

As a result of certain capital investments, export commitments and employment levels, income from operations in Korea, the Philippines and China, is subject to reduced tax rates, and in some cases is wholly exempt from taxes. As a result of our 1999 and 2000 acquisitions of K1, K2, K3 and K4 in Korea, we benefit from a tax holiday extending through 2012 that provides for a 100% tax holiday for seven years and then 50% tax holiday for an additional 3 years. In the Philippines, two of our subsidiaries operate in economic zones and in exchange for tax holidays we have committed to certain export and employment levels. One of our Philippine subsidiaries benefits from a full tax holiday through 2003, followed by perpetual reduced tax rate of 5% and the other subsidiary benefits from a perpetual reduced tax rate of 5%. As a result of our 2001 investment in China, we expect to benefit from a 100% tax holiday for five years and then 50% tax holiday for an additional two years. The income tax benefits attributable to the tax status of these subsidiaries are approximately $43.4 million or $0.28 per share in 2000 and $14.9 million or $0.11 per share in 1999. As a result of the losses at these subsidiaries during 2001, there is a lost income tax benefit attributable to the tax status of these subsidiaries, of approximately $33.8 million or $0.21 per share.

The deferred tax asset and liability for foreign exchange gains and losses relate to U.S. dollar denominated monetary assets and liabilities for which foreign exchange gains or losses were realized for book purposes and not for tax purposes. During 2000 one of our Philippine subsidiaries realized net foreign exchange gains and losses for book purposes which were deferred for tax and established a valuation allowance for a portion of the related deferred tax assets. Our ability to utilize these assets depends on the timing of the settlement of the related assets or liabilities and the amount of taxable income recognized within the Philippine statutory carryforward limit of three years. During 2001, such Philippine subsidiary realized the foreign exchange gains and losses for tax causing a reduction to the valuation allowance established in 2000.

As of December 31, 2001, our company has U.S. net operating losses for tax purposes totaling $254.9 million expiring between 2019 and 2021. Non-U.S. loss before taxes and minority interest was approximately $180.7 million in 2001 and non-U.S. income before taxes and minority interest was approximately $201.0 million and $74.0 million in 2000 and 1999, respectively. At December 31, 2001, undistributed earnings of non-U.S. subsidiaries totaled approximately $336.1 million. Deferred tax liabilities have not been recognized for these undistributed earnings because it is our intention to reinvest such undistributed earning outside the U.S. An estimated $53.3 million in U.S. income and foreign withholding taxes would be due if these earnings were remitted as dividends.

At December 31, 2001 and 2000 current deferred tax assets of $16.3 million and $13.5 million, respectively, are included in other current assets and noncurrent deferred tax assets of $108.1 million and $2.3 million, respectively, are included in other assets in the consolidated balance sheet. The net deferred tax assets include amounts, which, in our opinion, are more likely than not to be realizable through future taxable income. In addition, at December 31, 2001 and 2000, noncurrent deferred tax liabilities of $14.5 million and $4.2 million, respectively, are included in other noncurrent liabilities in the consolidated balance sheet.

We operate in and file income tax returns in various U.S. and non-U.S. jurisdictions, which are subject to examination by tax authorities. Our tax returns have been examined through 1994 in the Philippines and through 1996 in the U.S. The tax returns for open years in all jurisdictions in which we do business are subject to changes upon examination. We believe that we have estimated and provided adequate accruals for the probable additional taxes and related interest expense that may ultimately result form examinations related to our transfer pricing and local attribution of income resulting from significant intercompany transactions, including ownership and use of intellectual property, in various U.S. and non-U.S. jurisdictions. Our estimated tax liability is subject to change as examinations of specific tax years are completed in the respective jurisdictions. We believe that any additional taxes or related interest over the amounts accrued will not have a material effect on our financial condition or results of operations, nor do we expect that examinations to be completed in the near term would have a material favorable impact. As of December 31, 2001 and 2000, the accrual for current taxes and estimated additional taxes was $53.4 million and $52.2 million, respectively. In addition, changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws or regulations could result in increased effective tax rates in the future.

14. Earnings Per Share

Statement of Financial Accounting Standards ("SFAS") of No. 128, "Earnings Per Share," requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic EPS is computed using only the weighted average number of common shares outstanding for the period while diluted EPS is computed assuming conversion of all dilutive securities, such as options. In 2001, 2.1 million stock options and the outstanding convertible notes and warrants were excluded from the computation of diluted earnings per share as a result of the antidilutive effect. In 2000, the 5% convertible subordinated notes due 2007 and the outstanding warrants were excluded from the computation of diluted earnings per share as a result of the antidilutive effect. The basic and diluted per share amounts for the years presented are calculated as follows:

	Earnings (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
	(In thousands except per share amounts)		
Earnings per Share — Year Ended December 31, 2000			
Basic earnings per share	$154,153	145,806	$1.06
Impact of convertible notes	2,414	3,744	
Dilutive effect of options	—	3,673	
Diluted earnings per share	$156,567	153,223	$1.02
Earnings per Share — Year Ended December 31, 1999			
Basic earnings per share	$ 76,719	119,341	$0.64
Impact of convertible notes	8,249	14,228	
Dilutive effect of options	—	1,498	
Diluted earnings per share	$ 84,968	135,067	$0.63

15. Stock Compensation Plans

1998 Director Option Plan. A total of 300,000 shares of common stock have been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary. Generally, the Director Plan provides for an initial grant of options to purchase 15,000 shares of common stock to each new non-employee director of the company when such individual first becomes an Outside Director. In addition, each non-employee director will automatically be granted subsequent options to purchase 5,000 shares of common stock on each date on which such director is re-elected by the stockholders of the company, provided that as of such date such director has served on the Board of Directors for at least six months. The exercise price of the options is 100% of the fair market value of the common stock on the grant date. The term of each option is ten years and each option granted to an non-employee director vests over a three year period. The Director Plan will terminate in January 2008 unless sooner terminated by the Board of Directors.

1998 Stock Plan. The 1998 Stock Plan generally provides for the grant to employees, directors and consultants of stock options and stock purchase rights. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. A total of 5,000,000 shares are reserved for issuance under the 1998 Stock Plan, and there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 5,000,000 as of each January 1.

Unless determined otherwise by the Board of Directors or a committee appointed by the Board of Directors, options and stock purchase rights granted under the 1998 Plan are not transferable by the optionee. Generally, the exercise price of all stock options granted under the 1998 Plan must be at least equal to the fair market value of the shares on the date of grant. In general, the options granted will vest over a four year period and the term of the options granted under the 1998 Plan may not exceed ten years.

1998 Stock Option Plan for French Employees. Unless terminated sooner, the French Plan will continue in existence until 2003. The French Plan provides for the granting of options to employees of our French subsidiaries. A total of 250,000 shares of common stock are reserved for issuance under the French Plan, and there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 250,000 as of each January 1. In general, stock options granted under the French Plan vest over a four year period, the exercise price for each option granted under the French Plan shall be 100% of the fair market value of the shares of common stock on the date the option is granted and the maximum term of the option must not exceed ten years. Shares subject to the options granted under the French Plan may not be transferred, assigned or hypothecated in any manner other than by will or the laws of descent or distribution before the date which is five years after the date of grant.

A summary of the status of the stock option plans follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values
Balance at December 31, 1998	3,823,900	$ 9.97	
Granted	1,468,450	10.62	$ 6.33
Exercised	75,534	10.49	
Cancelled	151,268	9.91	
Balance at December 31, 1999	5,065,548	10.15	
Granted	5,168,950	40.15	$22.46
Exercised	418,388	10.32	
Cancelled	545,909	33.87	
Balance at December 31, 2000	9,270,201	25.48	
Granted	4,313,850	15.14	$ 8.47
Exercised	517,822	9.88	
Cancelled	709,863	27.60	
Balance at December 31, 2001	12,356,366	$22.40	
Options exercisable at:			
December 31, 1999	1,363,644	$ 9.82	
December 31, 2000	2,827,380	10.23	
December 31, 2001	4,508,557	22.35	

Significant option groups outstanding at December 31, 2001 and the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding		Exercisable		Weighted Average Remaining Life (Years)
	Shares	Weighted Average Price	Shares	Weighted Average Price	
Options with Exercise Price of:					
$50.44 – $60.06	57,815	$52.58	23,544	$52.69	8.3
$33.563 – $50.3445	3,486,753	$42.98	1,458,839	$43.03	8.2
$22.125 – $33.1875	612,191	$29.45	210,202	$31.15	8.5
$14.438 – $21.657	4,342,678	$15.52	123,016	$18.68	9.2
$ 9.06 – $13.59	3,318,332	$10.67	2,310,167	$10.85	6.9
$ 5.66 – $ 8.49	538,597	$ 5.70	382,789	$ 5.70	6.9
Options outstanding at December 31, 2001	12,356,366		4,508,557		

In order to calculate the fair value of stock options at date of grant, we used the Black-Scholes option pricing model. The following assumptions were used to calculate weighted average fair values of the options granted:

	For the Year Ended December 31,		
	2001	2000	1999
Expected life (in years)	4	4	4
Risk-free interest rate	4.5%	6.8%	5.4%
Volatility	70%	66%	75%
Dividend yield	—	—	—

1998 Employee Stock Purchase Plan. A total of 1,000,000 shares of common stock are available for sale under the Stock Purchase Plan and an annual increase is to be added on each anniversary date of the adoption of the Stock Purchase Plan to restore the maximum aggregate number of shares of common stock available for sale under the plan up to 1,000,000. Employees (including officers and employee directors of the company but excluding 5% or greater stockholders) are eligible to participate if they are customarily employed for at least 20 hours per week. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of the compensation an employee receives on each payday. Each participant will be granted an option on the first day of a two year offering period, and shares of common stock will be purchased on four purchase dates within the offering period. The purchase price of the common stock under the Stock Purchase Plan will be equal to 85% of the lesser of the fair market value per share of common stock on the start date of the offering period or on the purchase date. Employees may end their participation in an offering period at any time, and participation ends automatically on termination of employment with the company. The Stock Purchase Plan will terminate in January 2008, unless sooner terminated by the Board of Directors.

For the years ended December 31, 2001, 2000 and 1999, employees purchased common stock shares under the stock purchase plan of 482,937, 263,498 and 586,755, respectively. The average estimated fair values of the purchase rights granted during the years ended December 31 2001, 2000 and 1999 based on the Black-

Scholes option pricing model were $6.53, $12.17 and $5.65, respectively. The following assumptions were used to calculate weighted average fair values of the purchase rights granted:

	For the Year Ended December 31,		
	2001	2000	1999
Expected life (in years)	0.5	0.5	0.5
Risk-free interest rate	4.5%	6.8%	5.4%
Volatility	70%	66%	75%
Dividend yield	—	—	—

We account for our stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and the Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25." Accordingly, compensation cost for stock-based plans is generally measured as the excess, if any, of the quoted market price of our company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Had we recorded compensation expense for our stock compensation plans, as provided by SFAS No. 123, "Accounting for Stock-Based Compensation," our reported net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

	For the Year Ended December 31,		
	2001	2000	1999
	(In thousands except per share amounts)		
Net Income (Loss):			
As reported	$(450,861)	$154,153	$76,719
Pro forma	(480,480)	127,581	72,033
Earnings per share:			
Basic:			
As reported	(2.87)	1.06	0.64
Pro forma	(3.06)	0.88	0.60
Diluted:			
As reported	(2.87)	1.02	0.63
Pro forma	(3.06)	0.85	0.59

16. Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that we could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose us to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

The carrying amounts reported in the balance sheet for short-term investments, due from affiliates, other accounts receivable, due to affiliates, accrued expenses and accrued income taxes approximate fair value due to the short-term nature of these instruments. The methods and assumptions used to estimate the fair value of other significant classes of financial instruments is set forth below:

Cash and Cash Equivalents. Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

Available for sale investments. The fair value of these financial instruments was estimated based on market quotes, recent offerings of similar securities, current and projected financial performance of the company and net asset positions.

Long-term debt. The carrying amount of our total long-term debt as December 31, 2001 was $1,771.5 million and the fair value based on available market quotes is estimated to be $1,573.5 million.

17. Commitments and Contingencies

Amkor is involved in various claims incidental to the conduct of our business. Based on consultation with legal counsel, we do not believe that any claims, either individually or in the aggregate, to which the company is a party will have a material adverse effect on our financial condition or results of operations.

We are disputing certain amounts due under a technology license agreement with a third party. To date, this dispute has not involved the judicial systems. We remit to the third party our estimate of amounts due under this agreement. Depending on the outcome of this dispute, the ultimate payable by us, as of December 31, 2001, could be up to an additional $14.6 million. The third party is not actively pursuing resolution to this dispute and we have not accrued the potential additional amount.

Net future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are:

	December 31, 2001
	(In thousands)
2002	$ 18,137
2003	14,501
2004	8,046
2005	7,444
2006	7,191
Thereafter	60,870
Total (net of minimum sublease income of $3,619)	$116,189

Rent expense amounted to $21.8 million, $13.7 million and $10.4 million for 2001, 2000 and 1999, respectively. We lease office space in West Chester, Pennsylvania from certain of our stockholders. The lease expires in 2006. We have the option to extend the lease for an additional 10 years through 2016. Amounts paid for this lease in 2001, 2000 and 1999 were $1.2 million, $1.2 million and $1.1 million, respectively.

18. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have two reportable segments, packaging and test services and wafer fabrication services. These segments are managed separately because the services provided by each segment require different technology and marketing strategies.

Packaging and Test Services. Through our factories located in the Philippines, Korea, Japan, Taiwan and China, we offer a complete and integrated set of packaging and test services including integrated circuit (IC) packaging design, leadframe and substrate design, IC package assembly, final testing, burn-in, reliability testing and thermal and electrical characterization.

Wafer Fabrication Services. Through our wafer fabrication services division, we provide marketing, engineering and support services for ASI's wafer foundry, under a long-term supply agreement.

We derived 79.4%, 80.7% and 99.3% of our wafer fabrication revenues from Texas Instruments (TI) for 2001, 2000 and 1999, respectively. Total net revenues derived from TI accounted for 10.2%, 14.1% and 16.5% of our consolidated net revenues 2001, 2000 and 1999, respectively. With the commencement of operations of Amkor Iwate and the acquisition of a packaging and test facility from Toshiba, total net revenues derived from Toshiba accounted for 14.3% of our consolidated net revenues for 2001.

The accounting policies for segment reporting are the same as those for our consolidated financial statements. We evaluate our operating segments based on operating income. Summarized financial information concerning reportable segments is shown in the following table. The "Other" column includes the elimination of inter-segment balances and corporate assets which include cash and cash equivalents, non-operating balances due from affiliates, investment in equity affiliates and other investments.

	Packaging and Test	Wafer Fabrication	Other	Total
		(In thousands)		
2001				
Net revenues	$1,336,674	$181,188	$	$1,517,862
Gross profit	52,251	17,547		69,798
Operating income (loss)	(272,494)	8,465		(264,029)
Depreciation and amortization including debt issue costs	462,912	2,171		465,083
Capital expenditures including by acquisition	296,346	105		296,451
Total assets	2,540,020	87,953	595,345	3,223,318
2000				
Net revenues	$2,009,701	$377,593	$ —	$2,387,294
Gross profit	567,381	37,755	—	605,136
Operating income	299,101	24,275	—	323,376
Depreciation and amortization including debt issue costs	330,824	2,085	—	332,909
Capital expenditures including by acquisition	883,752	1,124	—	884,876
Total assets	2,732,733	46,231	614,320	3,393,284
1999				
Net revenues	$1,617,235	$292,737	$ —	$1,909,972
Gross profit	319,877	29,279	—	349,156
Operating income	158,283	17,794	—	176,077
Depreciation and amortization including debt issue costs	178,771	1,561	—	180,332
Capital expenditures including by acquisition	603,173	2,536	—	605,709
Total assets	1,391,105	37,011	326,973	1,755,089

The following table presents net revenues by country based on the location of the customer:

	Net Revenues		
	2001	2000	1999
		(In thousands)	
United States	$ 601,066	$1,280,896	$1,316,147
Ireland	76,786	92,548	57,000
Japan	297,277	76,133	20,086
Singapore	151,183	325,903	238,961
Other foreign countries	391,550	611,814	277,778
Consolidated	$1,517,862	$2,387,294	$1,909,972

The following table presents property, plant and equipment based on the location of the asset:

	Property, Plant and Equipment		
	2001	2000	1999
		(In thousands)	
United States	$ 87,776	$ 84,351	$ 48,438
Philippines	471,302	579,619	448,644
Korea	698,448	813,983	362,144
Taiwan	90,088	—	—
Japan	35,074	174	132
China	9,093	—	—
Other foreign countries	493	383	410
Consolidated	$1,392,274	$1,478,510	$859,768

The following supplementary information presents net revenues allocated by product family for the packaging and test segment:

	Net Revenues		
	2001	2000	1999
		(In thousands)	
Traditional Leadframe	$ 449,742	$ 647,872	$ 559,563
Advanced Leadframe	293,402	508,544	412,395
Laminates	444,170	719,576	561,181
Test and Other	149,360	133,709	84,096
Consolidated	$1,336,674	$2,009,701	$1,617,235

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Stockholders and the Board of Directors
Amkor Technology Philippines (P1/P2), Inc. and
Amkor Technology Philippines (P3/P4), Inc.

We have audited the combined balance sheet of Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc., (companies incorporated under the laws of the Republic of the Philippines and collectively referred to as the "Companies") as of December 31, 2001 and 2000, and the related combined statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc. as of December 31, 2001 and 2000, and the combined results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SYCIP GORRES VELAYO & CO.

Makati City, Philippines
March 19, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Amkor Technology, Inc.:

We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of Amkor Technology, Inc. and Subsidiaries for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Anam Semiconductor, Inc. ("ASI") (See Note 3), the investment in which is reflected in the accompanying 1999 financial statements using the equity method of accounting. The equity in the net loss of ASI represents 2% of net income before the equity in loss of investees in 1999. In addition, we did not audit the financial statements of Amkor Technology Korea, Inc., ("ATK"), a wholly-owned subsidiary, which statements reflect operating income of 6% of consolidated operating income in 1999. The statements of ASI and ATK were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for ASI and ATK, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based upon our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Amkor Technology, Inc. and Subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 3, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and Board of Directors of
Amkor Technology Korea, Inc.

We have audited the accompanying balance sheet of Amkor Technology Korea, Inc. (the "Company") as of December 31, 1999, and the related statements of operations, stockholder's equity, and cash flows for the period from February 19 (date of incorporation) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amkor Technology Korea, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period from February 19 (date of incorporation) to December 31, 1999 in conformity with generally accepted accounting principles in the United States of America.

/s/ SAMIL ACCOUNTING CORPORATION

Seoul, Korea
January 15, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Amkor Technology, Inc.:

We have audited in accordance with auditing standards generally accepted in the United States, the Consolidated Financial Statements of Amkor Technology, Inc. and Subsidiaries as of December 31, 1999 and for the year then ended and have issued our report thereon dated February 3, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the Company's management and is presented for the purpose of complying with the Securities an Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 3, 2000

AMKOR TECHNOLOGY, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Expense	Write-Offs	Other	Balance at End of Period
Year ended December 31, 1999:					
Allowance for doubtful accounts	$5,952	$(3,500)	$ (9)	—	$2,443
Year ended December 31, 2000:					
Allowance for doubtful accounts	$2,443	$ (17)	$ —	—	$2,426
Year ended December 31, 2001:					
Allowance for doubtful accounts	$2,426	$ 4,000	$(1,037)	1,453	$6,842

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not Applicable.

PART III

Item 10. *Directors, Executive Officers and Control Persons; Compliance With Section 16(a) of the Exchange Act*

Directors, Executive Officers and Significant Employees

Nominees for the Board of Directors

The following table sets forth the names and the ages as of April 25, 2002 of our executive officers, significant employees and our incumbent directors who are being nominated for re-election to the Board:

Name	Age	Position
James J. Kim	66	Chief Executive Officer and Chairman
John N. Boruch	60	President and Director
Bruce J. Freyman	41	Executive Vice President, Manufacturing and Product Operations
Paul B. Grant	55	Corporate Vice President and Country Manager, Japan
Kenneth T. Joyce	55	Executive Vice President and Chief Financial Officer
Eric R. Larson	46	Executive Vice President, Corporate Development and Wafer Fab
Winston J. Churchill(1)(2)	61	Director
Thomas D. George(1)	62	Director
Gregory K. Hinckley(2)	55	Director
Juergen Knorr	69	Director
John B. Neff(2)	70	Director

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

James J. Kim. James J. Kim, 66, has served as our Chief Executive Officer and Chairman since September 1997. Mr. Kim founded our predecessor in 1968 and served as its Chairman from 1970 to April 1998. He also serves as the Chairman of Anam Semiconductor, Inc. Mr. Kim is a director of Electronics Boutique Holdings Corp., an electronics retail chain.

John N. Boruch. John N. Boruch, 60, has served as our President and a director since September 1997 and our Chief Operating Officer since February 1999. Mr. Boruch has served as President of Amkor Electronics, Inc., our predecessor, from February 1992 through April 1998. From 1991 to 1992, he served as our predecessor's Corporate Vice President in charge of sales. Mr. Boruch joined us in 1984. Prior to this he was with Motorola for 18 years. Mr. Boruch earned a B.A. in Economics from Cornell University.

Bruce J. Freyman. Bruce J. Freyman, 41, has served as our Executive Vice President of Manufacturing and Product Operations since January of 2002. Prior to his appointment as Executive Vice President, Mr. Freyman has served in a number of positions at Amkor, including Corporate Vice President of Manufacturing and Product Operations (March 2001 to January 2002), Corporate Vice President of Product Operations (September 1998 to March 2001), and Corporate Vice President of Laminate Products (January 1997 to September 1998). Before joining Amkor, Mr. Freyman spent several years with Motorola, last serving as the Semiconductor Packaging Manager for Motorola's Communications Sector. Mr. Freyman holds an M.B.A. from Florida Atlantic University, and a B.S. in Chemical Engineering from the University of Massachusetts.

Paul B. Grant. Paul B. Grant, 55, has served as a Corporate Vice President for the company since May of 1991. From May of 2001 until April 2002, Mr. Grant served as the Country Manager for Japan, responsible for oversight of Amkor's strategy and sales efforts in Japan. From May 1991 until May of 2001, Mr. Grant served as Amkor's Corporate Vice President of [Worldwide Sales]. Paul joined Amkor as Director of Test Services in October 1987. He was the Vice President of Western Sales and Test from March 1989 to May 1991. Before joining Amkor, Mr. Grant spent five years at VLSI Technology, Inc. where he managed all back-end manufacturing as well as planning and purchasing functions. Mr. Grant holds a B.S. in Administrative Sciences from Pepperdine University.

Kenneth T. Joyce. Kenneth T. Joyce, 55, has served as our Executive Vice President and Chief Financial Officer since July 1999. Prior to his election as our Chief Financial Officer, Mr. Joyce served as our Vice President and Operations Controller since 1997. Prior to joining our company, he was Chief Financial Officer of Selas Fluid Processing Corporation, a subsidiary of Linde AG. Mr. Joyce is also former Vice President, Finance and Chief Financial Officer of Selas Corporation of America (Amex: SLS) and was responsible for the sale of Selas' Fluid Processing business to Linde AG. Mr. Joyce began his accounting career in 1971 at KPMG Peat Marwick. Mr. Joyce is a certified public accountant. Mr. Joyce earned a B.S. in Accounting from Saint Joseph's University and an M.B.A. in Finance from Drexel University.

Eric R. Larson. Eric R. Larson, 46, has served as our Executive Vice President, Corporate Development since December 2000 and assumed additional responsibility for the Company's wafer fabrication division in December 2001. Mr. Larson had previously served in a number of important roles in the Company's wafer fabrication business including Executive Vice President (1999 to 2000); Vice President (1997 to 1998); and President of the wafer fabrication division of our predecessor (1996 to 1998). From 1979 to 1996, Mr. Larson worked for Hewlett-Packard Company in various senior management capacities, most recently as Worldwide Marketing Manager for disk products. Mr. Larson earned a B.A. in Political Science from Colorado State University and an M.B.A. from the University of Denver.

Winston J. Churchill. Winston J. Churchill, 61, has been a director of our company since July 1998. Mr. Churchill is a managing general partner of SCP Private Equity Management, L.P., which manages private equity funds for institutional investors. Mr. Churchill is also Chairman of CIP Capital management, Inc., an SBA licensed private equity fund. Previously, Mr. Churchill was a managing partner of Bradford Associates, which managed private equity funds on behalf of Bessemer Securities Corporation and Bessemer Trust Company. From 1967 to 1983 he practiced law at the Philadelphia firm of Saul, Ewing, Remick & Saul where he served as Chairman of the Banking and Financial Institutions Department, Chairman of the Finance Committee and was a member of the Executive Committee. Mr. Churchill is a director of Griffin Land and Nurseries, Inc., MedStar Health and of various SCP portfolio companies. In addition, he serves as a director of various charities and educational institutions including American Friends of New College, Oxford, England and the Gesu School and the Young Scholars Charter School. From 1989-1993 he served as Chairman of the

Finance Committee of the Pennsylvania Public School Employees' Retirement System. Mr. Churchill is also a member of the Executive Committee of the Council of Institutional Investors.

Thomas D. George. Thomas D. George, 62, has been a director of our company since November 1997. Mr. George was Executive Vice President, and President and General Manager, Semiconductor Products Sector ("SPS") of Motorola, Inc., from April 1993 to May 1997. Prior to that, he held several positions with Motorola, Inc., including Executive Vice President and Assistant General Manager, SPS, from November 1992 to April 1993 and Senior Vice President and Assistant General Manager, SPS, from July 1986 to November 1992. Mr. George is currently retired, and is a director of Ultratech Stepper.

Gregory K. Hinckley. Gregory K. Hinckley, 55, has been a director of our company since November 1997. Mr. Hinckley has served as Director, President and Chief Operating Officer of Mentor Graphics Corporation, an electronics design automation software company, since November 2000. From January 1997 until November 2000, he held the position of Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor Graphics Corporation. From November 1995 until January 1997, he held the position of Senior Vice President with VLSI Technology, Inc., a manufacturer of complex integrated circuits. From August 1992 until December 1996, Mr. Hinckley held the position of Vice President, Finance and Chief Financial Officer with VLSI Technology, Inc.

Juergen Knorr. Juergen Knorr, 69, has been a director of our company since February 2001. Dr. Knorr is the former CEO and Group President of Siemens Semiconductor Group, and a former Member of the Executive Board of Siemens AG. Following his retirement from Siemens in 1996, Dr. Knorr has taken an active role in advancing the European semiconductor industry as a member of the Joint European Submicron Silicon Initiative, as past president of the European Electronics Components Manufacturer Association, and as president and chairman of Micro Electronics Development for European Applications (MEDEA).

John B. Neff. John B. Neff, 70, has been a director of our company since January 1999. Mr. Neff was portfolio manager for Windsor Fund and Gemini II mutual fund from 1964 until his retirement in 1995. He was also Senior Vice President and Managing Partner of Wellington Management, one of the largest investment management firms in the United States. From 1996 to 1998, Mr. Neff was a director with Chrysler Corporation. He is a member of the board of directors of Crown, Cork and Seal Corp. and on the executive board of directors of Invemed Catalyst Fund, LLP. He is also a member of the board of Governors of the Association for Investment Management and Research.

Board Meetings and Committees

The Company's Board meets approximately three times a year in regularly scheduled meetings, but will meet more often if necessary. The Board held three meetings and acted by unanimous written consent on four occasions during 2001 and all of the directors attended all of the Board meetings and Committee meetings of which they were members.

The full Board considers all major decisions of the Company. However, the Board has established the following two standing committees, each of which is chaired by an outside director:

Compensation Committee

The Compensation Committee is presently comprised of Messrs. George and Churchill. The Compensation Committee: (1) reviews and approves annual salaries, bonuses, and grants of stock options pursuant to our 1998 Stock Plan and (2) reviews and approves the terms and conditions of all employee benefit plans or changes to these plans. During 2001, the Compensation Committee met two times apart from regular meetings with the entire Board.

The Audit Committee

The Audit Committee is comprised of Messrs. Churchill, Hinckley and Neff all of whom meet the independence and experience requirements as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Audit Committee: (1) recommends to the Board of Directors the annual appointment of our independent auditors, (2) discusses and reviews in advance the scope and the fees of the annual audit, (3) reviews the results of the audit with the independent auditors and discusses the foregoing with the company's management, (4) reviews and approves non-audit services of the independent auditors, (5) reviews compliance with our existing major accounting and financial reporting policies, (6) reviews the adequacy of our financial organization, (7) reviews the activities, organizational structure and qualifications of the company's internal audit function (8) reviews management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices and (9) reviews and discusses with our independent auditors their independence. The Audit Committee met four times apart from regular meetings with the entire board. In connection with the execution of the responsibilities of the Audit Committee including the review of the company's quarterly earnings prior to the public release of the information, the Audit Committee members communicated throughout 2001 with the company's management and independent accountants.

The Board currently has no nominating committee or committee performing a similar function.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish Amkor with copies of all forms that they file pursuant to Section 16(a). Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no other reports were required for such persons, Amkor believes that all Section 16(a) filing requirements applicable to our officers, directors and ten-percent stockholders were complied with in a timely fashion.

Item 11. *Executive Compensation*

Summary Compensation. The following table sets forth compensation earned during each of the three years in the period ending 2001 by our Chief Executive Officer and the five employees representing the company's other most highly-compensated executive officers and individuals (collectively, the "Named Executive Officers").

Summary Compensation Table

Name	Year	Annual Compensation		Long-Term Compensation Securities Underlying Options(2)	All Other Compensation(3)
		Salary	Bonus(1)		
James J. Kim(4)	2001	$790,000	$ 79,000	250,000	$ 8,173
Chief Executive Officer	2000	$783,800	$1,740,000	250,000	$ 8,200
and Chairman	1999	$750,000	$1,500,000	—	$ 14,600
John N. Boruch(5)	2001	$580,000	$ 58,000	175,000	$ 14,780
Chief Operating Officer and	2000	$575,400	$ 633,625	150,000	$ 15,400
President	1999	$540,400	$ 546,200	100,000	$ 10,200
Bruce J. Freyman(6)	2001	$352,692	$ 35,000	150,000	$ 6,000
Executive Vice President,	2000	$326,923	$ 301,813	150,000	$ 6,000
Manufacturing and Product Operations	1999	$270,192	$ 298,100	35,000	$ 8,000
Paul B. Grant(7)	2001	$299,000	$ 29,900	40,000	$ 7,185
Corporate Vice President and	2000	$296,848	$ 217,789	45,000	$ 14,232
Country Manager, Japan	1999	$282,702	$ 231,205	35,000	$ 14,595
Kenneth T. Joyce(8)	2001	$235,000	$ 23,500	40,000	$106,000
Executive Vice President and Chief	2000	$231,200	$ 218,500	40,000	$ 6,000
Financial Officer	1999	$174,700	$ 212,900	8,000	$ 6,000
Eric R. Larson	2001	$275,000	$ 27,500	40,000	$ 6,000
Executive Vice President, Corporate	2000	$273,100	$ 219,600	40,000	$ 6,000
Development and Wafer Fab	1999	$260,100	$ 223,100	30,000	$ 6,000

(1) Bonus amounts include incentive compensation earned in the year indicated but that were approved by our Board of Directors and paid in the following year and payments under the Employee Profit Sharing Plan for the year indicated for the prior year's results. No incentive compensation was earned in 2001.

(2) Long-term compensation represents stock options issued under the 1998 Stock Plan.

(3) All other compensation for all of the named executives includes $6,000 paid to each executive's 401(k) plan.

(4) All other compensation for Mr. Kim includes a reimbursement for vehicle expenses. In 1999, all other compensation includes imputed loan interest and a $6,000 premium paid by us for a term life insurance policy, of which Mr. Kim's children are the beneficiaries. Mr. Kim's bonus compensation in 1999 was restated to reflect an additional $1,000,000 bonus earned in 1999 that was approved by our Board of Directors and paid in 2000.

(5) All other compensation for Mr. Boruch includes imputed loan interest and a reimbursement for vehicle expenses.

(6) For the period ended December 31, 2001, Mr. Freyman was not a board elected executive officer but qualifies as a "Named Executive Officer" pursuant to Item 402(a)(3)(iii) of Regulation S-K. All other compensation for Mr. Freyman in 1999 includes an award for a patentable discovery.

(7) Mr. Grant is not a board elected executive officer but qualifies as a "Named Executive Officer" pursuant to Item 402(a)(3)(iii) of Regulation S-K. All other compensation for Mr. Grant includes reimbursements for vehicle and living expenses.

(8) All other compensation for Mr. Joyce in 2001 includes a reimbursement for relocation costs.

OPTION GRANTS IN FISCAL 2001

The following table provides information concerning each grant of options to purchase our common stock made during 2001 to the Named Executive Officers.

	Individual Grants				Potential Realizable Value Minus Exercise Price at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share ($/sh)(2)	Expiration Date	5%	10%
James J. Kim Chief Executive Officer and Chairman	250,000	5.8%	$ 16.36	4/4/06	$1,129,992	$2,496,986
John N. Boruch Chief Operating Officer and President	175,000	4.1%	$14.875	4/4/11	$1,637,091	$4,148,711
Bruce J. Freyman Executive Vice President, Manufacturing and Product Operations	150,000	3.5%	$14.875	4/4/11	$1,403,221	$3,556,038
Paul B. Grant Corporate Vice President and Country Manager, Japan	40,000	0.9%	$14.875	4/4/11	$ 374,192	$ 948,277
Kenneth T. Joyce Executive Vice President and Chief Financial Officer	40,000	0.9%	$14.875	4/4/11	$ 374,192	$ 948,277
Eric R. Larson Executive Vice President, Corporate Development and Wafer Fab	40,000	0.9%	$14.875	4/4/11	$ 374,192	$ 948,277

(1) Potential realizable value is based on the assumption that: (1) our common stock will appreciate at the compound annual rate shown from the date of grant until the expiration of the option term and (2) that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. We assume stock appreciation of 5% and 10% pursuant to rules promulgated by the Securities and Exchange Commission, and these percentages do not reflect our estimate of future stock price growth.

(2) All options shown granted in fiscal 2001 become exercisable as to 25% of the share subject to the option exercisable starting one year after the date of grant and an additional 1/48 of such shares subject to the option becoming exercisable each month thereafter.

YEAR-END OPTION VALUES

The following table shows the number of shares covered by both exercisable and non-exercisable stock options held by the named executive officers as of December 31, 2001. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the year-end price of our common stock.

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001		Dollar Value of Unexercised In-The-Money Options at December 31, 2001(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James J. Kim .... Chief Executive Officer and Chairman	—	—	88,541	411,459	$ —	$ —
John N. Boruch .... Chief Operating Officer and President	—	—	528,454	344,281	$2,634,085	$772,052
Bruce Freyman .... Executive Vice President, Manufacturing and Product Operations	10,760	$144,292	190,917	262,937	$ 789,041	$404,052
Paul B. Grant .... Corporate Vice President and Country Manager, Japan	30,000	$366,513	146,564	100,202	$ 804,180	$319,934
Kenneth T. Joyce .... Executive Vice President and Chief Financial Officer	—	—	36,936	66,064	$ 103,595	$ 73,815
Eric R. Larson .... Executive Vice President, Corporate Development and Wafer Fab	13,000	$176,670	105,330	81,670	$ 449,960	$167,430

(1) The value of unexercised options equals (i) $16.03, the value of our common stock as of December 31, 2001 as reported by the Nasdaq Stock Market, minus (ii) the exercise price of such option.

Director Compensation

We do not compensate directors who are also employees or officers of our company for their services as directors. Non-employee directors, however, are eligible to receive: (1) an annual retainer of $15,000, (2) $1,000 per meeting of the Board of Directors that they attend, (3) $1,000 per meeting of a committee of the Board of Directors that they attend and (4) $500 per non-regularly scheduled telephonic meeting of the Board of Directors in which they participate. We also reimburse non-employee directors for travel and related expenses incurred by them in attending board and committee meetings.

1998 Director Option Plan: Our Board of Directors adopted the 1998 Director Option Plan (the "Director Plan") in January 1998. Our stockholders subsequently approved the Director Plan in April 1998. The Director Plan became effective immediately prior to our initial public offering on April 30, 1998. Under the Director Plan, (1) each non-employee director who was a non-employee director on the date of our initial public offering received an initial grant of options to purchase 15,000 shares of our common stock, (2) each individual who became a non-employee director after our initial public offering received an initial grant of options to purchase 15,000 shares of our common stock on the date that he or she became a non-employee director and (3) each individual who becomes a non-employee director after April 30, 1998 will receive an initial grant of options to purchase 15,000 shares of our common stock on the date that he or she becomes a non-employee director. In addition to this initial grant, we will subsequently grant each non-employee director who has served on the Board of Directors for at least six months an option to purchase 5,000 shares of our common stock each time he or she is re-elected to serve as a director of our company by our stockholders. The option grants under the Director Plan are automatic and nondiscretionary.

We reserved a total of 300,000 shares of our common stock for issuance under the Director Plan. The exercise price of the initial grant of 15,000 options to our non-employee directors who were serving as directors on the date of our initial public offering was 94% of the $11.00 price per share of the shares of our common stock sold in our initial public offering. The exercise price of each option under the Director Plan issued after our initial public offering was, and will continue to be, 100% of the fair market value of our common stock on the grant date. The term of each option issued under the Director Plan is ten years.

Each option granted to a non-employee director vests as to 33⅓% of the optioned stock one year after the date of grant and as to an additional 33⅓% of the optioned stock on each anniversary of the date of grant, provided that the optionee continues to serve as a non-employee director. Therefore, three years after the grant of an option, a non-employee director may exercise 100% of the stock optioned under that option grant.

If all or substantially all of our assets are sold to another entity or we merge with or into another corporation, that acquiring entity or corporation may either assume all outstanding options under the Director Plan or may substitute equivalent options. Following an assumption or substitution, if the director is terminated other than upon a voluntary resignation, any assumed or substituted options will vest and become exercisable in full. If the acquiring entity does not either assume all of the outstanding options under the Director Plan or substitute an equivalent option, each option issued under the Director Plan will immediately vest and become exercisable in full. The Director Plan will terminate in January 2008 unless sooner terminated by the Board of Directors.

Compensation Committee Interlocks

The Compensation Committee currently consists of Messrs. Churchill and George. No member of the Compensation Committee was an officer or employee of Amkor or any of Amkor's subsidiaries during fiscal 2001. None of Amkor's Compensation Committee members or executive officers has served on the board of directors or on the compensation committee of any other entity that has an executive officer serving either on our Board of Directors or on our Compensation Committee.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of March 31, 2002 by:

- each person or entity who is known by us to beneficially own 5% or more of our outstanding common stock;
- each of our directors; and
- the Named Executive Officers.

	Beneficial Ownership(a)	
Name and Address	Number of Shares	Percentage Ownership
James J. Kim Family Control Group(b) 1345 Enterprise Drive West Chester, PA 19380	76,281,415	45.7%
J.& W. Seligman & Co. Incorporated(c) 100 Park Avenue New York, New York 10017	13,089,984	8.0
Capital Group International, Inc.(d) 11100 Santa Monica Blvd Los Angeles, CA 90025	9,734,400	5.9
Winston J. Churchill(e)	30,000	*
Thomas D. George(f)	30,000	*
Gregory K. Hinckley(g)	23,000	*
Dr. Juergen Knorr(h)	5,000	*
John B. Neff(i)	66,667	*
John N. Boruch(j)	658,435	*
Eric R. Larson(k)	137,764	*
Kenneth T. Joyce(l)	58,147	*
Bruce J. Freyman(m)	287,279	*
Paul Grant (n)	185,122	*
All directors and Named Executive Officers(o)	77,762,829	46.2

* Represents less than 1%.

(a) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any share over which the individual or entity has voting power or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that will be exercisable on or before May 31, 2002 are deemed outstanding. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned.

(b) Represents 29,727,093 shares held by James J. and Agnes C. Kim; 3,000,000 shares issuable upon the conversion of convertible debt held by Mrs. Kim that is convertible on or before May 31, 2002; 182,290 shares issuable upon the exercise of stock options held by Mr. Kim that are exercisable on or before May 31, 2002; 14,457,344 shares held by the David D. Kim Trust of December 31, 1987; 14,457,344 shares held by the John T. Kim Trust of December 31, 1987; 6,257,344 shares held by the Susan Y. Kim

Trust of December 31, 1987; and 8,200,000 shares held by the Trust of Susan Y. Kim dated April 16, 1998 established for the benefit of Susan Y. Kim's minor children, with Susan Y. Kim as the Trustee. James J. and Agnes C. Kim are husband and wife and, accordingly, each may be deemed to beneficially own shares of our common stock held in the name of the other. David D. Kim, John T. Kim and Susan Y. Kim are children of James J. and Agnes C. Kim. Each of the David D. Kim Trust of December 31, 1987, John T. Kim Trust of December 31, 1987 and Susan Y. Kim Trust of December 31, 1987 has in common Susan Y. Kim and John F.A. Earley as co-trustees, in addition to a third trustee (John T. Kim in the case of the Susan Y. Kim Trust and the John T. Kim Trust, and David D. Kim in the case of the David D. Kim Trust) (the trustees of each trust may be deemed to be the beneficial owners of the shares held by such trust). All of the above-referenced trusts, together with their respective trustees and James J. and Agnes C. Kim may be considered a "group" under Section 13(d) of the Exchange Act on the basis that the trust agreement for each of these trusts encourages the trustees of the trusts to vote the shares of our common stock held by them, in their discretion, in concert with James Kim's extended family. This group may be deemed to have beneficial ownership of 76,281,415 shares or approximately 46% of the outstanding shares of our common stock. Each of the foregoing persons stated that the filing of their beneficial ownership reporting statements shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of our common stock reported as beneficially owned by the other such persons.

(c) J.& W. Seligman & Co. Incorporated ("JWS") reported in a Schedule 13G/A filed with the Commission on February 14, 2002 that it beneficially owned these shares as of December 31, 2001. JWS also reported that William C. Morris, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares beneficially owned by JWS. JWS is the investment adviser for Seligman Communications and Information Fund, Inc. (the "Fund"). Of the 13,089,984 shares that JWS beneficially owns, the Fund beneficially owns 10,000,000 shares.

(d) Capital Group International, Inc. reported in a Schedule 13G/A filed with the Commission on February 11, 2002 that it beneficially owned 9,734,400 as of December 31, 2001, 9,468,500 of which were held by Capital International, Inc., a wholly-owned subsidiary of Capital Group International, Inc.

(e) Includes 20,000 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(f) Includes 20,000 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(g) Includes 20,000 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(h) Includes 5,000 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(i) Includes 16,667 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(j) Includes 648,535 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(k) Includes 132,831 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(l) Includes 54,331 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(m) Includes 265,261 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(n) Includes 173,474 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

(o) Includes 1,538,389 shares issuable upon the exercise of stock options that are exercisable on or before May 31, 2002.

Item 13. *Certain Relationships and Related Transactions*

We have had a long-standing relationship with Anam Semiconductor, Inc. ("ASI") and we currently own 42% of ASI's outstanding shares. ASI was founded in 1956 by Mr. H. S. Kim, the father of Mr. James Kim, our Chairman and Chief Executive Officer. Through our supply agreements with ASI, we historically have had a first right to substantially all of the packaging and test services capacity of ASI and the exclusive right to all of the wafer output of ASI's wafer fabrication facility. Beginning in May 2000 with our acquisition of K1, K2 and K3, we no longer receive packaging and test services from ASI. Under the wafer fabrication services supply agreement which was consummated in January 1998, we continue to have the exclusive right but not the requirement to purchase all of the wafer output of ASI's wafer fabrication facility on pricing terms negotiated annually. Additionally, we have not committed to purchase a minimum quantity of ASI's wafer output. After January 2003, this agreement is cancelable at any time by either party upon five-year prior written notice. Historically, we have had other relationships with ASI affiliated companies for financial services, construction services, materials and equipment. Each of these transactions was conducted on an arms-length basis in the ordinary course of business. In addition, ASI's former construction subsidiary is currently in reorganization and its affairs are managed by a number of creditor banks; all transactions between Amkor and this entity are subject to review and approval by these banks. Total purchases from ASI and its affiliates included in cost of revenue for the year ended December 31, 2001 were $161.6 million. Construction services and equipment purchases received from ASI and its affiliates capitalized during the year ended December 31, 2001 were $14.7 million.

We entered into indemnification agreements with our officers and directors. These agreements contain provisions which may require us, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature). We also agreed to advance them any expenses for proceedings against them that we agreed to indemnify them from.

As of December 31, 2001, Mr. James Kim and members of his immediate family and H. S. Kim beneficially owned approximately 47% of our outstanding common stock.

Amkor Electronics, Inc. ("AEI"), which was merged into our company just prior to the initial public offering of our company in May 1998, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code of 1986 and comparable state tax provisions. As a result, AEI did not recognize U.S. federal corporate income taxes. Instead, the stockholders of AEI were taxed on their proportionate share of AEI's taxable income. Accordingly, no provision for U.S. federal income taxes was recorded for AEI. The accompanying consolidated statements of income include an unaudited pro forma adjustment to reflect income taxes which would have been recorded if AEI had not been an S Corporation, based on the tax laws in effect during the respective periods. Just prior to the initial public offering, AEI terminated its S Corporation status at which point the profits of AEI became subject to federal and state income taxes at the corporate level. As of December 31, 2001, we had a receivable of $3.3 million from Mr. & Mrs. Kim and the Kim Family Trusts related to the finalization of AEI's tax returns.

We lease office space in West Chester, Pennsylvania from certain of our stockholders. The lease expires in 2006. We have the option to extend the lease for an additional 10 years through 2016. Amounts paid for this lease in 2001 were $1.2 million.

We maintain split-value life insurance policies on the joint lives of James J. Kim and Agnes C. Kim for the benefit of the Trust of James J. Kim dated September 30, 1992 (the "1992 Trust"). We pay approximately $700,000 in annual premiums for these policies. We will receive in death benefits an amount equal to the lesser of the total net premiums paid in cash by us or the net cash surrender value of the policy as of the date of death of James J. Kim or Agnes C. Kim.

In January 1998, we loaned $120,000 to Mr. Boruch, our President and Chief Operating Officer, of which $99,000 remains outstanding as of December 31, 2001. This loan bears interest at 7% per year and is to be repaid by January 2003.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) *Financial Statements and Financial Statement Schedules*

The financial statements and schedule filed as part of this Annual Report on Form 10-K are listed in the index under Item 8.

(b) *Reports on Form 8-K*

We did not file any reports of Form 8-K with the Securities and Exchange Commission during the fourth quarter of the fiscal year ended December 31, 2001.

(c) *Exhibits*

2.1 Asset Purchase Agreement by and between Amkor Technology Korea, Inc. and Anam Semiconductor, Inc., dated January 14, 2000.(12)

2.2 Amendment to Asset Purchase Agreement by and between Amkor Technology Korea, Inc. and Anam Semiconductor, Inc., dated as of February 25, 2000.(12)

3.1 Certificate of Incorporation.(1)

3.2 Certificate of Correction to Certificate of Incorporation.(6)

3.3 Restated Bylaws.(6)

4.1 Specimen Common Stock Certificate.(4)

4.2 Convertible Subordinated Notes Indenture dated as of May 13, 1998 between the Registrant and State Street Bank and Trust Company, including form of 5¾% Convertible Subordinated Notes due 2003.(4)

4.3 Senior Notes Indenture dated as of May 13, 1999 between the Registrant and State Street Bank and Trust Company, including form of 9¼% Senior Note Due 2006.(8)

4.4 Senior Subordinated Notes Indenture dated as of May 6, 1999 between the Registrant and State Street Bank and Trust Company, including form of 10½% Senior Subordinated Note Due 2009.(8)

4.5 Convertible Subordinated Notes Indenture dated as of March 22, 2000 between the Registrant and State Street Bank and Trust Company, including form of 5% Convertible Subordinated Notes due 2007.(11)

4.6 Registration Agreement between the Registrant and the Initial Purchasers named therein dated as of March 22, 2000.(11)

4.7 Indenture dated as of February 20, 2001 for 9¼% Senior Notes due February 15, 2008.(13)

4.8 Registration Rights Agreement dated as of February 20, 2001 by and among Amkor Technology, Inc., Salomon Smith Barney Inc. and Deutsche Banc Alex. Brown Inc.(13)

4.9 Convertible Subordinated Notes Indenture dated as of May 25, 2001 between the Registrant and State Street Bank and Trust Company, as Trustee, including the form of the 5.75% Convertible Subordinated Notes due 2006.(14)

4.10 Registration Rights Agreement between the Registrant and Initial Purchasers named therein dated as of May 25, 2001.(14)

4.11 Amended and restated credit agreement dated as of March 30, 2001 between the Registrant and the Initial Lenders and Initial Issuing Banks and Salomon Smith Barney Inc., Citicorp USA, Inc. and Deutsche Banc Alex. Brown, Inc.(14)

4.12 Amendment No. 1 to the Amended and restated credit agreement dated as of March 30, 2001 between the Registrant and the Initial Lenders and Initial Issuing Banks and Salomon Smith Barney Inc., Citicorp USA, Inc. and Deutsche Banc Alex. Brown, Inc.(14)

4.13 Amendment No. 2 to the Amended and restated credit agreement dated as of March 30, 2001 between the Registrant and the Initial Lenders and Initial Issuing Banks and Salomon Smith Barney, Inc., Citicorp USA, Inc. and Deutsche Banc Alex. Brown, Inc. (15)

10.1 Form of Indemnification Agreement for directors and officers.(4)

10.2 1998 Stock Plan and form of agreement thereunder.(4)

10.3 Form of Tax Indemnification Agreement between Amkor Technology, Inc., Amkor Electronics, Inc. and certain stockholders of Amkor Technology, Inc.(4)

10.4 Commercial Office Lease between the 12/31/87 Trusts of Susan Y., David D. and John T. Kim and Amkor Electronics, Inc., dated October 1, 1996.(1)

10.5 Commercial Office Lease between the 12/31/87 Trusts of Susan Y., David D., and John T. Kim and Amkor Electronics, Inc., dated June 14, 1996.(1)

10.6 Contract of Lease between Corinthian Commercial Corporation and Amkor/Anam Pilipinas Inc., dated October 1, 1990.(1)

10.7 Contract of Lease between Salcedo Sunvar Realty Corporation and Automated Microelectronics, Inc., dated May 6, 1994.(1)

10.8 Lease Contract between AAP Realty Corporation and Amkor/Anam Advanced Packaging, Inc., dated November 6, 1996.(1)

10.9 Immunity Agreement between Amkor Electronics, Inc. and Motorola, Inc., dated June 30, 1993.(1)

10.10 1998 Director Option Plan and form of agreement thereunder.(1)

10.11 1998 Employee Stock Purchase Plan.(4)

10.12 Foundry Services Agreement by and among Amkor Electronics, Inc., C.I.L. Limited, Anam Industries Co., Ltd. and Anam USA dated as of January 1, 1998.(1)

10.13 Technical Assistance Agreement by and between Texas Instruments Incorporated and Anam Semiconductor, Inc. dated as of July 1, 2000.(16)†

10.14 Amended and Restated Manufacturing and Purchase Agreement by and between Texas Instruments Incorporated, Anam Semiconductor, Inc. and Amkor Technology, Inc., dated as of December 31, 2001.(17)†

10.15 1998 Stock Option Plan for French Employees.(1)

10.16 Loan Agreement between Amkor Electronics, Inc. and John Boruch dated January 30, 1998.(3)

10.17 Intellectual Property Transfer and License Agreement by and between Amkor Technology, Inc. and Anam Semiconductor, Inc.(5)

12.1 Calculation of Ratio of Earnings to Fixed Charges.(17)

21.1 List of Subsidiaries of the Registrant.(17)

23.1 Consent of PricewaterhouseCoopers LLP.

23.2 Consent of Sycip Gorres Velayo & Co.

23.3 Consent of Samil Accounting Corporation.

23.4 Consent of Arthur Andersen LLP.

23.5 Consent of Siana Carr & O'Connor, LLP.

23.6 Consent of Ahn Kwon & Company.

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 filed October 6, 1997 (File No. 333-37235).

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on October 27, 1997 (File No. 333-37235).

(3) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on December 31, 1997 (File No. 333-37235).

(4) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on March 31, 1998 (File No. 333-37235).

(5) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on April 29, 1998 (File No. 333-37235).

(6) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on April 8, 1998, as amended on August 26, 1998 (File No. 333-49645).

(7) Incorporated by reference to the Company's Annual Report on Form 10-K filed March 31, 1999.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 17, 1999.

(9) Incorporated by reference to the Company's Report on Form 8-K dated October 26, 1999.

(10) Incorporated by reference to the Company's Report on Form 8-K dated April 21, 1999, as filed on April 26, 1999 and as amended on June 1, 1999.

(11) Incorporated by reference to the Company's Annual Report on Form 10-K filed March 30, 2000.

(12) Incorporated by reference to the Company's Report on Form 8-K dated May 2, 2000.

(13) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 15, 2001.

(14) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 14, 2001

(15) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 14, 2001.

(16) Incorporated by reference to the Company's Annual Report on Form 10-K filed April 2, 2001, as amended on May 16, 2001.

(17) Incorporated by reference to the Company's Annual Report on Form 10-K filed April 1, 2002.

† Confidential Treatment requested as to certain portions of this exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed, on its behalf by the undersigned, thereunto duly authorized.

AMKOR TECHNOLOGY, INC.

By: *
James J. Kim
Chairman and Chief Executive Officer

Date: March 29, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
* James J. Kim	Chief Executive Officer and Chairman	April 25, 2002
* John N. Boruch	President and Director	April 25, 2002
/s/ KENNETH JOYCE Kenneth Joyce	Chief Financial Officer (Principal Financial and Accounting Officer)	April 25, 2002
* Winston J. Churchill	Director	April 25, 2002
* Thomas D. George	Director	April 25, 2002
* Gregory K. Hinckley	Director	April 25, 2002
* John B. Neff	Director	April 25, 2002

*By: /s/ KENNETH JOYCE
Kenneth Joyce
Attorney-in-Fact

CORPORATE INFORMATION

Board of Directors

James J. Kim
Chairman and
Chief Executive Officer
Amkor Technology, Inc.

John N. Boruch
President and
Chief Operating Officer
Amkor Technology, Inc.

Winston J. Churchill*, **
Chairman
Churchill Investment Partners, Inc.
and CIP Capital, Inc.

Thomas D. George*
Retired President and
General Manager
Semiconductor Products Sector
Motorola, Inc.

Gregory K. Hinckley**
Chief Operating Officer and
Chief Financial Officer
Mentor Graphics Corporation

Dr. Juergen Knorr
Retired Group President
Siemens Semiconductor Group,
Siemens AG

John B. Neff**
Retired Senior Vice President and
Managing Partner
Wellington Management Co.

* Member Compensation Committee

** Member Audit Committee

Corporate Management

James J. Kim
Chairman and
Chief Executive Officer

John N. Boruch
President and
Chief Operating Officer

Kenneth T. Joyce
Executive Vice President and
Chief Financial Officer

Bruce Freyman
Executive Vice President
Product and Manufacturing
Operations

Eric R. Larson
Executive Vice President
Corporate Development

Corporate Headquarters

1345 Enterprise Drive
West Chester, PA 19380
Tel: 610.431.9600
Fax: 610.431.5881

Stock Trading

Amkor Technology, Inc.'s common stock is traded on the Nasdaq Stock Market under the symbol AMKR.

Transfer Agent and Registrar

First Chicago Trust Co., a division
of Equiserve
P.O. Box 2500
Jersey City, NJ 07303-2500
800.519.3111
Hearing impaired: 201.222.4955
e-mail: fctc@em.fcnbd.com

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Legal Counsel

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

Copies of the company's 10-Q's, recent news releases and Investor Packages may be requested online at: www.amkor.com/IR/IRrequest.cfm or by contacting:

Jeffrey Luth
VP, Corporate Communications
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248
480-821-2408 ext. 5130

Design: Shellene Garner, Amkor Technology, Inc.


Amkor Technology®
www.amkor.com